SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

ENERGY EXPLORER INC.
(Name of Subject Company)

____
(Translation of Subject Company's Name into English (if applicable)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

GREAT PLAINS EXPLORATION INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

____
(CUSIP Number of Class of Securities (if applicable)

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 90101
206-903-8804

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 23, 2004
(Date Tender Offer/Rights Offering Commenced)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

✓ Issuer

GREAT PLAINS EXPLORATION INC.
(Name of Subject Company)

Subject Co File By

(Translation of Subject Company's Name into English (if applicable)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable)

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 90101
206-903-8804

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 23, 2004
(Date Tender Offer/Rights Offering Commenced)

C0001

PART I – INFORMATION SENT TO SECURITY HOLDERS

This document is important and requires your immediate attention. If you have any questions regarding this Offer, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor No securities regulatory authority has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise.

July 23, 2004

OFFER TO PURCHASE
by
GREAT PLAINS EXPLORATION INC.
of all of the outstanding Common Shares of
ENERGY EXPLORER INC.
at a price per share of
$0.67 cash or
0.6155 of a Great Plains Common Share
or a combination thereof

The offer (the "Offer") by Great Plains Exploration Inc. (the "Offeror" or "Great Plains") to purchase all of the outstanding common shares (the "EnEx Shares") of Energy Explorer Inc. ("EnEx") will be open for acceptance until 5:00 p.m. (Calgary time) on August 30, 2004, unless withdrawn or extended (the "Expiry Time"). The Offer is conditional upon, among other things, there being validly deposited under the Offer and not properly withdrawn prior to the Expiry Time (and at the time Great Plains first takes up and pays for EnEx Shares under the Offer) not less than 66 2/3% (calculated on a diluted basis) of the EnEx Shares (the "Minimum Condition"). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

A holder of EnEx Shares (the "Shareholder") may elect to receive either form of purchase consideration or a combination thereof. The terms of the Offer limit the aggregate amount of cash payable to Shareholders to $4,850,000. See Section 1 of the Offer, "The Offer".

The Board of Directors of EnEx has determined unanimously that the Offer is fair to the Shareholders and has unanimously recommended acceptance of the Offer by Shareholders. For further information refer to the accompanying Directors' Circular of the Board of Directors of EnEx.

Holders of EnEx Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their EnEx Shares, at the offices of CIBC Mellon Trust Company (the "Depositary") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of EnEx Shares who desires to deposit such EnEx Shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance – Letter or Transmittal".

The Great Plains Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX"). On July 7, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the Great Plains Shares on the TSX was $1.06. On July 22, 2004, the closing trading price of the Great Plains Shares on the TSX was $1.19. The outstanding EnEx Shares are not listed for trading on any stock exchange, nor do the EnEx Shares trade on any over-the-counter market.

Questions and requests for assistance in completing the Letter of Transmittal or Notice of Guaranteed of Delivery may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its offices shown in the Letter of Transmittal and on the last page of this document. Persons whose EnEx Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnEx Shares.

Investors should be aware that Great Plains or its affiliates, directly or indirectly, may bid for or make purchases of EnEx's securities subject to the Offer, or of the issuer's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Great Plains, or the Depositary .

This transaction has not been approved or disapproved by any securities regulatory authority in Canada or the United States nor has any securities regulatory authority in Canada or the United States passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful. Shareholders of EnEx should be aware that the tender of the securities described herein may have tax consequences both in the United States and in Canada. See "Canadian Federal Income Tax Considerations" in the Circular.

Investing in Great Plains Shares involves certain risks, including those that are described in or referred to in "Great Plains Exploration Inc. - Risk Factors" in Appendix "A" hereof.

NOTICE TO SHAREHOLDERS WHO ARE U.S. PERSONS

This Offer is made for the securities of a Canadian company. While the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included in this document have been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of United States companies.

It may be difficult for U.S. persons to enforce his, her or its rights or to bring any claim arising under the U.S. federal securities laws, since Great Plains is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. A U.S. person may not be able to sue a foreign company or its officers and directors in a foreign country for violations of U.S. federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. Court's judgment.

U.S. persons should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated transactions.

The securities offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the issuance of the securities, or determined if this document is accurate or complete.

The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d 1(c) under the Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. The Offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying circular under "Purpose of the Offer and Plans for EnEx", "Information Concerning Great Plains", "Information Concerning EnEx", "Appendix "A" - Great Plains Exploration Inc." and "Appendix "C"", in addition to certain statements contained elsewhere in this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in the accompanying Circular.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of holders of EnEx Shares in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, Great Plains may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of EnEx Shares in any such jurisdiction.

TABLE OF CONTENTS

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Agent's Options**" means the outstanding 844,840 options to acquire EnEx Shares held by Emerging Equities Inc., each of which is exercisable into one (1) EnEx Share and expires on June 24, 2005;

"**Arrangement**" means the arrangement pursuant to Section 192 of the CBCA, effective June 11, 2004, among Eurogas, its shareholders and Great Plains;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Break Fee**" has the meaning ascribed thereto under "Break Fee" in the Circular;

"**Business Day**" means any day other than a Sunday, Saturday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

"**Cashed Option Alternative**" has the meaning ascribed thereto in Section 1 of the Offer under the subheading "*EnEx Options*";

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**Canadian GAAP**" means Canadian generally accepted accounting principles;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part of this document;

"**Compulsory Acquisition**" has the meaning ascribed thereto under "Acquisition of EnEx Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**Depositary**" means CIBC Mellon Trust Company at the offices specified in the Letter of Transmittal and on the last page of this document;

"**Depositing Shareholder**" means a Shareholder tendering EnEx Shares in acceptance of the Offer;

"**diluted basis**" means, with respect to the number of EnEx Shares at any time, such number of outstanding EnEx Shares actually issued and outstanding, together with all EnEx Shares that may be issued on the exercise of all outstanding Agent's Options, EnEx Options, EnEx Warrants and other rights to purchase or acquire EnEx Shares;

"**Dissenting Offeree**" has the meaning ascribed thereto under "Compulsory Acquisition" in the Circular;

"**Directors' Circular**" means the circular to be prepared by the Board of Directors of EnEx and to be sent to all Shareholders in connection with the Offer;

"**Effective Date**" has the meaning ascribed thereto in Section 3 of the Offer;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock

Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**EnEx**" means Energy Explorer Inc., a corporation incorporated under the ABCA;

"**EnEx Debt**" means EnEx's consolidated bank debt (determined in accordance with Canadian GAAP and as at June 30, 2004);

"**EnEx Options**" means the outstanding 1,745,000 stock options granted to directors, officers and employees of EnEx, each of which represents the right to acquire, on payment of the exercise price, one (1) EnEx Share;

"**EnEx Shares**" means the common shares in the share capital of EnEx as constituted on the date hereof;

"**EnEx Warrants**" means the outstanding 1,367,500 common share purchase warrants, each of which entitles the holder to acquire one (1) EnEx Share upon exercise and payment of $0.825 on or before December 31, 2004;

"**Eurogas**" means Eurogas Corporation, a corporation incorporated under the laws of the Province of British Columbia and continued under the CBCA;

"**Expiry Date**" means August 30, 2004 or such other date or dates as may be fixed by Great Plains from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by Great Plains from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"**GLJ Report**" means the independent engineering evaluation of oil and natural gas interests comprising Great Plains' oil and gas assets, based on the escalated and constant cost and price assumptions contained in such report by GLJ dated March 25, 2004, effective January 1, 2004;

"**Great Plains**" means Great Plains Exploration Inc., a corporation incorporated under the CBCA;

"**Great Plains Shares**" means the common shares in the share capital of Great Plains, as constituted on the date hereof;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and the Circular;

"**Lock-up Agreements**" means the agreements entered into by the directors, officers and certain major shareholders of EnEx, as described in the Circular under "Lock-Up Agreements";

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of EnEx or Great Plains, as applicable, that is, or could reasonably be, expected to have a Material Adverse Effect;

"**Material Adverse Effect**" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations (including production and sales of oil, gas and natural gas liquids), assets, liabilities, or business of EnEx or Great Plains, as applicable, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of EnEx or Great Plains that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matters that relate to, or arise out of, a matter that has been publicly disclosed as of the date of the Pre-Acquisition Agreement; (ii) the announcement of the transactions contemplated by the Offer or the Pre-Acquisition Agreement; (iii) conditions affecting the oil and gas industry generally; (iv) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (v) any change in the market price of crude oil, natural gas or related by hydrocarbons; or (vi) any adverse drilling or completion results which occur or arise as a result of any capital program undertaken by either Great Plains or EnEx that is agreed to between the parties in writing;

"**Maximum Cash Component**" has the meaning ascribed thereto in Section 1 of the Offer;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"**Offer**" means the offer to purchase all of the issued and outstanding EnEx Shares made by Great Plains to Shareholders;

"**Offer Period**" means the period commencing on July 23, 2004 and ending at the Expiry Time;

"**Offeror's Notice**" has the meaning ascribed thereto under "Compulsory Acquisition" in the Circular;

"**Officer Obligations**" means the obligations of EnEx to its officers, directors, employees and consultants for severance or termination payments in connection with a termination of employment or change of control of EnEx or bonuses pursuant to any written agreements, plan or otherwise;

"Option Conversion Alternative" has the meaning ascribed thereto in Section 1 of the Offer under the subheading "*EnEx Options*";

"**Other Shares**" has the meaning ascribed thereto in Section 3 of the Offer;

"**person**" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"**Pre-Acquisition Agreement**" means the agreement dated as of July 7, 2004, between Great Plains and EnEx pursuant to which, among other things, Great Plains agreed to make the Offer;

"**Purchased Shares**" has the meaning ascribed thereto in Section 3 of the Offer;

"**Second Stage Transaction**" means any amalgamation, statutory arrangement or other transaction involving Great Plains and/or an affiliate of Great Plains and EnEx and/or the holders of EnEx Shares for the purposes of EnEx becoming, directly or indirectly, a wholly-owned subsidiary of Great Plains or affecting an amalgamation or merger of EnEx's business and assets with or into Great Plains and/or an affiliate of Great Plains;

"**Securities Laws**" means any applicable Canadian provincial securities laws and any other applicable securities laws;

"**Shareholder**" means a holder of EnEx Shares;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Superior Proposal**" means a bona fide written Take-over Proposal by a third party that, if consummated in accordance with its terms, would result in a transaction that is financially more favourable to the Shareholders than the Offer (as determined in good faith by EnEx's Board of Directors after receiving the advice of its financial and legal advisors);

"**Take-Up Date**" means the date that Great Plains first takes up EnEx Shares pursuant to the Offer;

"**Take-over Proposal**" means a proposal or offer (verbal or written) by a third person (i.e., other than by Great Plains or an affiliate of Great Plains), whether or not subject to a due diligence condition, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of EnEx or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding EnEx Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares, sale of assets, tender offer or exchange offer or similar transaction involving EnEx, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of EnEx or to acquire in any manner, directly or indirectly, more than 20% of the outstanding EnEx Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement);

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"Tender Alternative" has the meaning ascribed thereto in Section 1 of the Offer under the subheading "*EnEx Options*";

"**Tendering Shareholders**" means the directors, officers and certain major shareholders of EnEx who have entered into the Lock-up Agreements;

"**TSX**" means the Toronto Stock Exchange;

"**U.S.**" or "**United States**" means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

ABBREVIATIONS

In this document, the abbreviations set forth below have the following meanings:

"ARTC"	Alberta Royalty Tax Credit	**"mbbls"**	one thousand barrels
"bbls/d"	barrels per day	**"mboe"**	one thousand barrels of oil equivalent
"bbls"	barrels	**"mcf/d"**	thousand cubic feet per day
"bcf/d"	billion cubic feet per day	**"mcf"**	thousand cubic feet
"bcf"	billion cubic feet	**"mmcf/d"**	million cubic feet per day
"boe/d"	barrels of oil equivalent per day	**"mmcf"**	million cubic feet
"boe"	barrels of oil equivalent	**"NGL"**	natural gas liquids
"bopd"	barrels of oil per day	**"STB"**	Stock Tank Barrel
"10^3m^3"	thousand cubic meters	**"tcf"**	trillion cubic feet
"LNG"	liquified natural gas	**"US dollars"**	United States dollars

Note: For the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil.

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	Thousand cubic metres ("10^3m^3")	0.0282
Thousand cubic metres	mcf	35.494
bbls	Cubic metres ("m^3")	0.159
Cubic metres	Bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular (including appendices), the Letter of Transmittal and the Notice of Guaranteed Delivery, and is qualified in its entirety by reference to those documents. Shareholders are urged to read the Offer and the Circular in their entirety. Certain terms used in this Summary are defined under "Definitions" in this Offer and Circular.

The Offer

The Offer is made by Great Plains, upon the terms of the Offer, for all of the outstanding EnEx Shares, including EnEx Shares which may become outstanding on the exercise of EnEx Options, EnEx Warrants, Agent's Options or any other rights to acquire EnEx Shares, on the basis of, at the election of the holder: (i) $0.67 cash per EnEx Share; or (ii) 0.6155 of a Great Plains Share for each EnEx Share; or (iii) a combination thereof. **The terms of the Offer limit the aggregate amount of cash payable under the Offer to a maximum of $4,850,000. If less than 100% of the EnEx Shares are tendered into the Offer, then the maximum amount of cash available under the Offer will be pro-rated by the percentage of EnEx Shares tendered.** See Section 1 of the Offer, "The Offer". The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Great Plains.

The Offer is made only for EnEx Shares, including EnEx Shares which may become outstanding on the exercise of EnEx Options, EnEx Warrants, Agent's Options or other rights to purchase EnEx Shares. Subject to the alternatives available to holders of EnEx Options described below, any holder of EnEx Options, EnEx Warrants or Agent's Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, make the necessary arrangements to exercise such options or warrants prior to the Expiry Time in order to obtain a certificate representing EnEx Shares and deposit such EnEx Shares in accordance with the Offer.

Subject to applicable laws and regulatory approvals, the Offer provides the holders of EnEx Options (but not the holders of the EnEx Warrants or Agent's Options) the choice of: (i) exercising such EnEx Options and tendering the EnEx Shares that they receive upon such exercise in accordance with the Offer (the "Tender Alternative"); or (ii) have EnEx pay, immediately prior to the Expiry Time of the Offer, the difference between the exercise price of EnEx Options held by such holders and the per share purchase price offered for the EnEx Shares under the Offer multiplied by the number of EnEx Shares that may be acquired upon the exercise of such EnEx Options less any amounts required to be withheld and remitted under the Tax Act, in exchange for the termination of their EnEx Options (the "Cashed Option Alternative"); or (iii) convert EnEx Options held by such holders into options to buy Great Plains Shares at a strike price adjusted by a factor of 0.6155 on the condition that such converted options shall have a term of six (6) months commencing from the Take-Up Date, after which any such converted options which remain unexercised shall be automatically cancelled (the "Option Conversion Alternative"). Holders of EnEx Options who do not choose either the Tender Alternative or the Cashed Option Alternative by contacting EnEx prior to the Expiry Time of the Offer to effect the same, shall, if the Offer is successful, be deemed to have chosen the Option Conversion Alternative, effective on the Take-Up Date. See Section 1 of the Offer, "EnEx Options".

Holders of EnEx Warrants and Agent's Options who do not exercise and tender resulting EnEx Shares to the Offer shall be governed by the terms and conditions of exercise set forth in the respective certificates representing the same.

The obligation of Great Plains to take up and pay for EnEx Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of

such jurisdiction. Great Plains may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdictions. Pursuant to the terms of the Pre-Acquisition Agreement, and subject to the foregoing, Great Plains has agreed to extend the Offer to Shareholders resident in the U.S. and will complete such filings in the U.S. as may be necessary to do so, provided that such U.S. Shareholders hold less than 10% in aggregate of the issued and outstanding EnEx Shares.

The securities offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the issuance of the securities, or determined if this document is accurate or complete. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d 1(c) under the Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Recommendation of the Board of Directors of EnEx

The Board of Directors of EnEx has determined unanimously that the Offer is fair to Shareholders and has unanimously recommended acceptance of the Offer by the Shareholders. For further information, refer to the accompanying Directors' Circular.

Great Plains Exploration Inc.

Great Plains was incorporated under the CBCA on March 4, 2004. Effective June 11, 2004, Great Plains acquired certain (but not all) of the Canadian assets of Eurogas through an arrangement pursuant to Section 192 of the CBCA (the "Arrangement"). Following the Arrangement, each shareholder of Eurogas held one (1) common share of Eurogas and 0.2 of a Great Plains Share for each common share of Eurogas held immediately prior to the Arrangement. See Appendix "A" for information concerning Great Plains.

As a result of the Arrangement, Great Plains owns various interests in properties throughout British Columbia, Alberta and Saskatchewan. Great Plains has an interest in 220,091 (114,562 net) acres of land, including 127,791 (95,688 net) undeveloped acres. Great Plains has working interests in 48 gas wells (13.785 net) and 47 oil wells (15.514 net) as well as varying royalty interests in 62 wells and interests in 16 units. Three of the producing properties, Hamilton Lake, Haynes and Meekwap are operated by Great Plains while the remainder are either non-operated or royalty interests. See "Description of Oil and Natural Gas Properties and Assets" in Appendix "A" hereof.

EnEx

The business of EnEx is the acquisition of, the exploration for, and the development and production of petroleum and natural gas in Alberta and British Columbia. Disclosure documents of EnEx are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See "Information Concerning EnEx" in the Circular.

Purpose of the Offer and Plans for EnEx

The purpose of the Offer is to enable Great Plains to acquire, directly or indirectly, all of the outstanding EnEx Shares.

If Great Plains takes up and pays for EnEx Shares deposited pursuant to the Offer, Great Plains intends to seek to acquire, directly or indirectly, all of the remaining EnEx Shares not deposited under the Offer by a Compulsory Acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. Great Plains will cause the EnEx Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of EnEx Shares Not Deposited" in the Circular.

If the Offer is successful, changes will be made to the composition of the Board of Directors of EnEx and its subsidiaries to allow nominees of Great Plains to become members of such boards. If EnEx becomes a wholly-owned subsidiary of Great Plains, Great Plains may continue to operate EnEx as a wholly-owned subsidiary or EnEx may be amalgamated with or wound-up into Great Plains or an affiliate of Great Plains.

Reasons for the Offer

Great Plains believes the acquisition of EnEx and it assets will complement the growth opportunities arising from its existing asset base. If the Offer is successful, Great Plains will benefit from a larger combined company that will have greater financial resources, enhanced access to capital, a lower cost of capital and a diversified asset and production base in Western Canada. See "Reasons for the Offer" in the Circular.

Selected Pro Forma Financial Information

The following table sets out certain financial information for Great Plains and pro forma consolidated financial information for Great Plains after giving effect to the proposed acquisition of all of the issued and outstanding EnEx Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma consolidated financial statements of Great Plains and the financial statements of Great Plains including the notes thereto set forth herein. The information presented below assumes that all of the EnEx Shares are acquired under the Offer.

Pro Forma Year Ended December 31, 2003 (unaudited)

For the year ended December 31, 2003 (unaudited)	Great Plains (unaudited) ($)	EnEx (unaudited) ($)	Pro Forma Consolidated Great Plains After Giving Effect to the Offer (unaudited) ($)
Revenue, net of royalties	7,143,790	906,563	8,050,353
Operating expenses	1,647,687	192,657	1,840,344
Cash flow from operations	4,299,176	419,128	4,718,304
Net earnings (loss)	1,959,978	109,616	1,950,652
- per Great Plains Share (basic)			$0.07
- per Great Plains Share (diluted)			$0.07

Pro Forma Year Ended March 31, 2004 (unaudited)

As at and for the three months ended March 31, 2004 (unaudited)	Great Plains (unaudited) ($)	EnEx (unaudited) ($)	Pro Forma Consolidated Great Plains After Giving Effect to the Offer (unaudited) ($)
Revenue, net of royalties	1,576,168	659,520	2,235,688
Operating expenses	494,781	144,954	639,735
Cash flow from operations	796,125	346,918	1,143,043
Net earnings (loss)	175,586	(37,913)	94,050
- per Great Plains Share (basic)			$0.00
- per Great Plains Share (diluted)			$0.00
Total assets	13,137,519	12,805,077	34,290,579
Working capital (deficiency)	(670,905)	2,150,644	23,736
Shareholders' equity	9,719,318	8,395,669	21,421,087

The following table sets out certain operating information for Great Plains and EnEx as well as pro-forma operating information for Great Plains after giving effect to the acquisition by Great Plains of all of the outstanding EnEx Shares pursuant to the Offer.

		Great Plains	EnEx	Pro-Forma Combined
Production[(2)]	Crude oil and ngls (mbbls)	114	12	126
	Natural Gas (mmcf)	2,564	1,520	4,084
	Total	541	265	806
Proven Reserves[(1) (3)]	Crude oil and ngls (mbbls)	229	57	286
	Natural Gas (mmcf)	4,498	2,993	7,491
	Total (mboe)	979	556	1,535
Probable[(1) (3)]	Crude oil and ngls (mbbls)	49	10	59
	Natural Gas (mmcf)	1,493	495	1,988
	Total (mboe)	298	93	391
Net Undeveloped Land[(4)]	Total Acres	95,688	14,474	110,162

Note:

(1) Based on the GLJ Report.
(2) For three months ended March 31, 2004.
(3) As at January 1, 2004.
(4) As at July 23, 2004.

Pre-Acquisition Agreement

Effective July 7, 2004, Great Plains and EnEx entered into the Pre-Acquisition Agreement. The Pre-Acquisition Agreement contains, among other things, covenants of Great Plains relating to the making of the Offer, covenants of EnEx relating to its support of the Offer, EnEx's conduct pending completion of the Offer, covenants of EnEx not to solicit any offers, representations and warranties of Great Plains and EnEx, and provisions relating to the payment of Break Fees by one party to the other in certain circumstances. See "Pre-Acquisition Agreement" in the Circular.

Lock-up Agreements

Great Plains has entered into Lock-up Agreements with certain Tendering Shareholders of EnEx holding in aggregate 7,386,709 EnEx Shares (approximately 34% of the issued and outstanding EnEx Shares) pursuant to which such persons have agreed to unconditionally and irrevocably tender such EnEx Shares (together with any EnEx Shares issued prior to the Expiry Time) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement - Lock-up Agreements" in the Circular.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by Great Plains. The Offer may be otherwise extended at Great Plains' sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their EnEx Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose EnEx Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their EnEx Shares.**

If the certificate or certificates representing EnEx Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

Great Plains reserves the right to withdraw the Offer and not take up and pay for any EnEx Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Great Plains prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not properly withdrawn prior to the Expiry Time and at the time Great Plains first takes up EnEx Shares under the Offer, at least 66 2/3% of the outstanding EnEx Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of Great Plains and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time both before and after the Expiry Time without prejudice to any of the rights that Great Plains may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited EnEx Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Great Plains, Great Plains will take up and pay for EnEx Shares validly deposited under the Offer and not properly withdrawn within three (3) Business Days following the Expiry Time. In accordance with applicable law, any EnEx Shares deposited under the Offer after the first date on which EnEx Shares have been taken up by Great Plains are required to be taken up within ten (10) days of such deposit and paid for within three (3) Business Days. See Section 6 of the Offer, "Payment for Deposited EnEx Shares".

Acquisition of EnEx Shares Not Deposited

If Great Plains takes up and pays for EnEx Shares deposited pursuant to the Offer, Great Plains intends to seek to acquire, directly or indirectly, all of the remaining EnEx Shares not deposited under the Offer by Compulsory Acquisition or a Second Stage Transaction. Great Plains will cause the EnEx Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer, "Acquisition of EnEx Shares Not Deposited".

Market for EnEx Shares

The outstanding EnEx Shares are not listed for trading on any stock exchange nor do the EnEx Shares trade on any over-the-counter market. See "Market for EnEx Shares" in the Circular.

Stock Exchange Listing

The Great Plains Shares are listed and posted for trading on the TSX under the symbol "GPX". On July 7, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the Great Plains Shares on the TSX was $1.06. On July 22, 2004, the closing trading price of the Great Plains Shares on the TSX was $1.19.

The TSX has conditionally approved the listing of the Great Plains Shares to be issued pursuant to the Offer. Listing is subject to Great Plains fulfilling all of the requirements of the TSX on or before the fifth business day following the Take-Up Date.

Canadian Federal Income Tax Considerations

A Shareholder that is resident in Canada for tax purposes will realize a capital gain, or capital loss, in respect of each EnEx Share (or fraction thereof) that is disposed of for cash to the extent that the amount of cash received for each such EnEx Share (or fraction thereof) exceeds, or is exceeded by, the sum of the adjusted cost base of such EnEx Share (or fraction thereof) to the Shareholder and any reasonable costs of disposition. Each EnEx Share (or fraction thereof) that is disposed of for Great Plains Shares or for a fraction of a Great Plains Share generally will qualify for a tax deferred "rollover" under the Tax Act unless the Shareholder included any portion of the capital gain or loss otherwise determined in respect of such EnEx Shares in computing the Shareholder's income for the taxation year in which the disposition occurs. Where, under the terms of the Offer, a Shareholder receives a combination of cash and Great Plains Shares as consideration for EnEx Shares, that Shareholder will dispose of a fraction of each EnEx Share exclusively for cash and the remaining fraction of each EnEx Share exclusively for a fraction of a Great Plains Share.

Shareholders that are not resident in Canada for income tax purposes and tender their EnEx Shares to the Offer will generally be subject to tax in Canada in respect of the sale of their EnEx Shares in the same manner as residents of Canada subject to the terms of any applicable income tax treaty and certain withholding provisions of the Tax Act.

Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Offer. See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of EnEx Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its offices in Toronto only. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary " in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits EnEx Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing EnEx Shares with the Depositary. See "Depositary " in the Circular.

Plans for EnEx

If the Offer is successful, changes will be made to the composition of the Board of Directors of EnEx to allow nominees of Great Plains, to become members of such board. If EnEx becomes a wholly-owned subsidiary of Great Plains, Great Plains may continue to operate EnEx as a wholly-owned subsidiary or EnEx may be amalgamated with or wound-up into Great Plains or an affiliate of Great Plains.

Risk Factors

The Great Plains Shares should be considered highly speculative due to the nature of Great Plains' involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Great Plains. See "Risk Factors" in Appendix "A" hereof.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF ENERGY EXPLORER INC.

1. The Offer

Great Plains hereby offers to purchase, upon and subject to the terms and conditions set out herein, all of the outstanding EnEx Shares, including EnEx Shares which may become outstanding on the exercise of EnEx Options, EnEx Warrants, Agent's Options or any other rights to acquire EnEx Shares, on the basis of, at the election of the holder: (i) $0.67 cash per EnEx Share; or (ii) 0.6155 of a Great Plains Share per EnEx Share; or (iii) a combination thereof, subject to the limitations on the aggregate amount of cash payable under the Offer described below. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Great Plains.

A Shareholder may elect to receive: (i) all cash; (ii) all Great Plains Shares; or (iii) a combination of cash and Great Plains Shares for, in each case, the number of EnEx Shares specified by the Shareholder, aggregating the total number of EnEx Shares tendered by a Shareholder under the Offer. **In the absence of an election or where the election is not properly made, a Shareholder will be deemed to have elected to receive Great Plains Shares for all of the EnEx Shares deposited under the Offer.**

The maximum aggregate amount of cash payable by Great Plains under the Offer is limited to $4,850,000. The proportion of the $4,850,000 cash available to be paid for EnEx Shares acquired pursuant to the Offer on the Take-Up Date (such proportion in respect of the Take-Up Date referred to as the "Maximum Cash Component") will be same as the proportion of the EnEx Shares being taken up on the Take-Up Date is of the outstanding EnEx Shares on a diluted basis.

To the extent that the holders of EnEx Shares being taken up or acquired by Great Plains on the Take-Up Date elect to receive in aggregate more than the Maximum Cash Component, all holders of EnEx Shares which were tendered for cash will receive their pro rata share of the Maximum Cash Component together with Great Plains Shares for such EnEx Shares. In such circumstances, each Shareholder who tendered EnEx Shares for cash will receive cash consideration for the number of EnEx Shares (rounded up to the nearest whole number) determined by multiplying the total number of EnEx Shares tendered by the Shareholder for cash by the percentage that the Maximum Cash Component represents of the aggregate amount for which cash elections were made in respect of the EnEx Shares being taken up or acquired on the Take-Up Date, and will receive Great Plains Shares for the balance of such Shareholder's EnEx Shares.

Fractional Great Plains Shares will not be issued. Any Shareholder who will otherwise be entitled to receive a fractional Great Plains Share will be entitled to receive that number of Great Plains Shares after the fraction of a Great Plains Shares is rounded up to the nearest whole number of Great Plains Shares, provided that only one rounding will be made for each holder of EnEx Shares.

The Offer is made only for EnEx Shares, including EnEx Shares which may become outstanding on the exercise of EnEx Options, EnEx Warrants, Agent's Options or other rights to purchase EnEx Shares. Subject to the alternatives available to holders of EnEx Options, EnEx Warrants and Agent's Options described under the subheadings "EnEx Options" and "EnEx Warrants and Agent's Options" below, any holder of EnEx Options, EnEx Warrants or Agent's Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, make the necessary arrangements to exercise such options, warrants or rights prior to the Expiry Time in order to obtain a certificate representing EnEx Shares and deposit such EnEx Shares in accordance with the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Great Plains may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdictions. Pursuant to the terms of the Pre-Acquisition Agreement, and subject to the foregoing, Great Plains has agreed to extend the Offer to Shareholders resident in the U.S. and will complete such filings in the U.S. as may be necessary to do so; provided that such U.S. Shareholders hold less than 10% in aggregate of the issued and outstanding EnEx Shares.

The Great Plains Shares offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state or district of the United States, and will be made pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The Great Plains Shares to be issued pursuant to the Offer will be unregistered restricted securities within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, EnEx Shareholders exchanging unrestricted EnEx Shares for Great Plain Shares in connection with the Offer will receive Great Plain Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of Great Plains after the Offer. Great Plain Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

A more detailed description of the Great Plains Shares is provided in the accompanying Circular under "Description of Share Capital".

The Board of Directors of EnEx has unanimously recommended acceptance of the Offer by the Shareholders. For further information, refer to the Directors' Circular.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their EnEx Shares directly with the Depositary to accept the Offer. See "Depositary " in the Circular.

EnEx Options

To the extent that holders of EnEx Options (but not holders of the EnEx Warrants or Agent's Options) do not exercise their respective EnEx Options and tender the EnEx Shares that they receive upon such exercise in accordance with the Offer (the "Tender Alternative"), EnEx may agree, subject to applicable laws and regulatory approvals, with such holders of EnEx Options to pay to such holders, immediately prior to the Expiry Time of the Offer, the difference between the exercise price of their EnEx Options and the per share purchase price offered for the EnEx Shares under the Offer multiplied by the number of EnEx Shares that may be acquired upon the exercise of such EnEx Options less any amounts required to be withheld and remitted under the Tax Act, in exchange for the termination of their EnEx Options (the "Cashed Option Alternative"). Alternatively, or to the extent that holders of EnEx Options hold remaining unexercised EnEx Options, such holders may, subject to applicable laws and regulatory approvals, convert EnEx Options into options to buy Great Plains Shares at a strike price adjusted by a factor of 0.6155 on the condition that such converted options shall have a term of six (6) months commencing from the Take-Up Date, after which any such converted options which remain unexercised shall be automatically cancelled (the "Option Conversion Alternative"). Holders of EnEx Options who do not choose either the Tender Alternative or the Cashed Option Alternative by contacting EnEx prior to the Expiry Time of the Offer to effect the same, shall, if the Offer is successful, be deemed to have chosen the Option Conversion Alternative, effective on the Take-Up Date.

EnEx Warrants and Agent's Options

Holders of EnEx Warrants and Agent's Options who do not exercise and tender resulting EnEx Shares to the Offer shall be governed by the terms and conditions of exercise set forth in the respective certificates representing the same.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by Great Plains. Great Plains may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance - Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at the office of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the EnEx Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing EnEx Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing EnEx Shares and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the EnEx Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit EnEx Shares pursuant to the Offer and: (i) the certificate or certificates representing such EnEx Shares are not immediately available; or (ii) such Shareholders cannot deliver the certificate or certificates representing such EnEx Shares and all other required documents to the Depositary prior to the Expiry Time, such EnEx Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Toronto, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited EnEx Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the EnEx Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a medallion guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for EnEx Shares deposited and taken up by Great Plains pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the EnEx Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such EnEx Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the EnEx Shares and all other required documents is at the option and risk of the person depositing the same. Great Plains recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Great Plains recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose EnEx Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnEx Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the EnEx Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of Great Plains, and each of them, and any other person designated by Great Plains in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the EnEx Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after July 23, 2004 (collectively, the "Other Shares"), effective on and after the date that Great Plains takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and Other Shares on the appropriate register of holders maintained by EnEx; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Great Plains any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Great Plains as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Great Plains and acknowledges that all authority therein conferred or agreed to be conferred by the holder may be exercised during any subsequent legal incapacity of the Shareholder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of EnEx Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Great Plains upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the EnEx Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such EnEx Shares (and Other Shares) to any other person; (ii) such Shareholder owns the EnEx Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such EnEx Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such EnEx Shares (and any Other Shares) are taken up and paid for by Great Plains, Great Plains will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever, other than as may be created by Great Plains or any of its affiliates.

In the case of Shareholders who are residents of Canada or residents of any country other than Canada in which cheques may be lawfully delivered, such shareholder directs Great Plains and the Depositary, upon Great Plains taking up the Purchased Shares: (a) to issue or cause to be issued cheques in the name of the Shareholder and to send such cheques by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated in the Letter of Transmittal; and (b) return any certificates for EnEx Shares not purchased to the address indicated by the Shareholder in the Letter of Transmittal (and if no name, address or delivery instructions are indicated, to the EnEx Shareholder at the address of the EnEx Shareholder as shown on the register maintained by EnEx).

A Depositing Shareholder agrees that if EnEx declares or pays any cash dividend, stock dividend or makes any other distribution on or issue any rights with respect to any of the EnEx Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Great Plains or its nominees or transferees on the registers maintained by EnEx of such EnEx Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Great Plains and shall be promptly remitted and transferred by the Shareholder to the Depositary for the account of Great Plains, accompanied by appropriate documentation of transfer. Pending such remittance, Great Plains will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by Great Plains pursuant to the Offer or deduct from the consideration payable by

Great Plains pursuant to the Offer the amount or value thereof, as determined by Great Plains in its sole discretion.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any EnEx Shares deposited pursuant to the Offer will be determined by Great Plains in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Great Plains reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Great Plains reserves the absolute right to waive any defect or irregularity in the deposit of any EnEx Shares. There shall be no duty or obligation on Great Plains, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Great Plains' interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Great Plains reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. *Conditions of the Offer*

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Great Plains reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for any EnEx Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Great Plains:

(a) at the Expiry Time, and at the time Great Plains first takes up EnEx Shares under the Offer, there shall have been validly deposited under the Offer and not properly withdrawn at least 66 2/3% of the outstanding EnEx Shares (calculated on a diluted basis), (the "Minimum Condition");

(b) all requisite governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Great Plains, acting reasonably;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which EnEx carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the judgment of Great Plains, acting reasonably:

 (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Great Plains of the EnEx Shares or the right of Great Plains to own or exercise full rights of ownership of the EnEx Shares;

 (ii) has had, or if the Offer was consummated would result in, a Material Adverse Effect on EnEx or, in the case of (ii) above, would have a Material Adverse Effect on Great Plains' ability to complete the Offer, as determined by Great Plains, acting reasonably; or

 (iii) has a Material Adverse Effect on the completion of any Compulsory Acquisition or a Second Stage Transaction;

(d) there shall not exist any prohibition at law against Great Plains making the Offer or taking up and paying for all of the EnEx Shares under the Offer or completing any Compulsory Acquisition or Second Stage Transaction in respect of any EnEx Shares not acquired under the Offer;

(e) Great Plains shall have determined, acting reasonably, that (i) EnEx shall not have breached, or failed to comply with, in any material respect, any of its material covenants or other material obligations under the Pre-Acquisition Agreement, and (ii) all representations and warranties of EnEx contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter, provided that EnEx has been given notice of and three (3) Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f) Great Plains shall have determined, acting reasonably that since July 7, 2004, no Material Adverse Change shall have occurred in respect of EnEx;

(g) the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms; and

(h) the EnEx Options shall be exercised, sold, converted or otherwise addressed in accordance with Section 1 of this Offer.

The foregoing conditions are for the exclusive benefit of Great Plains. Great Plains may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Great Plains). Great Plains may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which Great Plains may have. The failure by Great Plains at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Great Plains concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Great Plains to that effect to the Depositary at its office in Calgary, Alberta. Great Plains, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery". If the Offer is withdrawn, Great Plains shall not be obligated to take up and pay for any EnEx Shares deposited under such Offer and all certificates for deposited EnEx Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at Great Plains' expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Great Plains' sole discretion, subject to the terms of the Pre-Acquisition Agreement.

Great Plains reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Calgary, Alberta. Great Plains, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation and shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose EnEx Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Great Plains if all of the terms and conditions of the Offer, excluding those waived by Great Plains, have been fulfilled or complied with unless Great Plains first takes up and pays for all of the EnEx Shares deposited under the Offer and not properly withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before ten (10) days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all EnEx Shares previously deposited and not taken up or properly withdrawn will remain subject to the Offer and may be accepted for purchase by Great Plains in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited EnEx Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Great Plains of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the EnEx Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose EnEx Shares are taken up under the Offer.

6. Payment for Deposited EnEx Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Great Plains, Great Plains will take up and pay for EnEx Shares, validly deposited under the Offer and not properly withdrawn, within three (3) Business Days following the Expiry Time. In accordance with applicable law, any EnEx Shares deposited under the Offer after the first date on which EnEx Shares have been taken up by Great Plains are required to be paid for within three (3) Business Days of being taken up and in any event must be taken up and paid for within ten (10) days of such deposit.

Subject to applicable law, Great Plains expressly reserves the right in its sole discretion to delay taking up or paying for any EnEx Shares or to terminate the Offer and not take up or pay for any EnEx Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Great Plains, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta. Great Plains also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for EnEx Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Great Plains will not, however, take up and pay for any EnEx Shares deposited under the Offer unless it simultaneously takes up and pays for all EnEx Shares then validly deposited under the Offer. Great Plains will be deemed to have taken up and accepted for payment EnEx Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when Great Plains gives written notice or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta of its acceptance for payment of such EnEx Shares pursuant to the Offer.

Great Plains will pay for EnEx Shares validly deposited under the Offer and not properly withdrawn by issuing Great Plains Shares or making a cash payment, or a combination thereof, to or on behalf of the holders of deposited EnEx Shares who are entitled to Great Plains Shares or cash, or a combination thereof, and providing the Depositary with certificates representing such Great Plains Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary) for delivery to holders of such EnEx Shares who have tendered and not properly withdrawn their EnEx Shares under the Offer.

No fractional Great Plains Share will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Great Plains Share will be entitled to receive that number of Great Plains Shares after the fraction of a Great Plains Share is rounded up to the nearest whole number of Great Plains Shares.

Under no circumstances will interest accrue or be paid by Great Plains or the Depositary to persons depositing EnEx Shares on the purchase price of EnEx Shares purchased (whether in the form of cash or Great Plains Shares) by Great Plains, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited EnEx Shares in acceptance of the Offer for the purposes of receiving payment from Great Plains and transmitting payment to such persons. Receipt of payment by the Depositary, together with irrevocable instruction from Great Plains to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not properly withdrawn their EnEx Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding a certificate representing the Great Plains Shares or issuing or causing to be issued a cheque payable in Canadian funds, or a combination thereof, to which that person is entitled; provided that the person is a resident of a province of Canada or other jurisdiction where the Great Plains Shares may be lawfully delivered without further action by Great Plains. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Great Plains Shares or the cheque, or a combination thereof, will be issued in the name of the registered holder of the EnEx Shares deposited. Unless the person depositing the EnEx Shares instructs the Depositary to hold the certificate or cheque or both for pick-up by checking the appropriate box in the Letter of Transmittal, certificates and cheques will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates and cheques will be forwarded to the address of the Shareholder as shown on the registers maintained by EnEx. Pursuant to applicable law, Great Plains may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. Great Plains share certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any deposited EnEx Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more EnEx Shares than the Shareholder desires to deposit, a certificate for EnEx Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer. Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their EnEx Shares directly with the Depositary to accept the Offer. See "Depositary " in the Circular.

The Great Plains Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any foreign jurisdiction, including under the U.S. Securities Act or any securities laws of any state of the United States. Accordingly, all Great Plains Shares delivered pursuant to the Offer to any person who is a U.S. Person will be offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities law. Shareholders will be required to certify in the Letter of Acceptance whether or not they are U.S. Persons and, if a U.S. Person, as to certain other matters in order to determine eligibility for exemptions from registration under the U.S. Securities Act and applicable state securities laws.

7. Withdrawal of Deposited EnEx Shares

All deposits of EnEx Shares pursuant to the Offer are irrevocable, provided that any EnEx Share deposited in acceptance of the Offer (other than such EnEx Shares as are deposited pursuant to the Lock-up Agreements) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the EnEx Shares are taken up by Great Plains.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the EnEx Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law: (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten (10) days after the notice of variation has been delivered; or (ii) a variation consisting solely of the waiver of a condition of the Offer); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of Great Plains or of any affiliate of Great Plains,

any EnEx Shares deposited under the Offer and not taken up and paid for by Great Plains at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of ten (10) days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any EnEx Shares are not paid for within three (3) Business Days of being taken up, any EnEx Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable EnEx Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the EnEx Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of EnEx Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the EnEx Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of EnEx Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Great Plains, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on Great Plains, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Great Plains extends the Offer, is delayed in taking up or paying for EnEx Shares or is unable to take up or pay for EnEx Shares for any reason, then, without prejudice to Great Plains' other rights, EnEx Shares deposited under the Offer may be retained by the Depositary, on behalf of Great Plains subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any EnEx Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

C0026

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Deposited EnEx Shares

If any deposited EnEx Shares are not taken up and paid for by Great Plains under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more EnEx Shares than are deposited, certificates for EnEx Shares not taken up and paid for or not deposited will be returned at the expense of Great Plains by either sending new certificates representing EnEx Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by EnEx as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after July 23, 2004, EnEx should subdivide, consolidate or otherwise change any of the EnEx Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Great Plains may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

EnEx Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Great Plains free and clear of all liens, restrictions, charges, encumbrances, claims and equities (except as may be created by Great Plains or any of its affiliates) and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the EnEx Shares on or after July 23, 2004. If EnEx should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the EnEx Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Great Plains or its nominees or transferees on the registers maintained by EnEx of such EnEx Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of Great Plains and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Great Plains, accompanied by appropriate documentation of transfer. Pending such remittance, Great Plains will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by Great Plains pursuant to the Offer or deduct from the consideration payable by Great Plains pursuant to the Offer the amount or value thereof, as determined by Great Plains in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques or certificates or both in payment for EnEx Shares purchased under the Offer and certificates representing EnEx Shares to be returned will not be mailed if Great Plains determines that delivery thereof by mail may be delayed.

Persons entitled to cheques or certificates, or both, which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing EnEx Shares in respect of which such cheques or certificates, or both, are being issued were deposited upon application to the Depositary, until such time as Great Plains has determined that delivery by mail will no longer be delayed. Great Plains shall provide notice of any such determination not to mail made under this

Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited EnEx Shares", the deposit of cheques or certificates, or both, with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the EnEx Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by Great Plains or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by EnEx and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, Great Plains intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Great Plains or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of EnEx Shares if: (i) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (ii) it is provided to Canada NewsWire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of EnEx Shares Not Deposited

If Great Plains takes up and pays for EnEx Shares deposited under the Offer, Great Plains currently intends to seek to acquire, directly or indirectly, all of the remaining EnEx Shares not deposited under the Offer by Compulsory Acquisition or a Second Stage Transaction. Great Plains will cause the EnEx Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Great Plains will own sufficient EnEx Shares to effect such a transaction. See "Acquisition of EnEx Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of EnEx Shares

Great Plains shall not make any purchases of EnEx Shares prior to the Expiry Time other than pursuant to the Offer. Although Great Plains has no present intention to sell EnEx Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such EnEx Shares after the Expiry Time.

14. Tax Withholding

Great Plains shall be entitled to withhold all amounts it is entitled to withhold pursuant to the Tax Act or other applicable legislation.

15. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Great Plains other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Great Plains or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Great Plains by brokers or dealers licensed under the laws of such jurisdiction.

Great Plains shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of EnEx Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of EnEx Shares or notice of withdrawal of EnEx Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Great Plains reserves the right to waive any defect in acceptance with respect to any particular EnEx Share or any particular Shareholder. There shall be no obligation on Great Plains or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of EnEx Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Great Plains may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of EnEx Shares in any such jurisdiction. The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 23rd day of July, 2004.

GREAT PLAINS EXPLORATION INC.

By: (signed) *"Stephen P. Gibson"*
President & Chief Executive Officer

C0029

CIRCULAR

This Circular is provided in connection with the Offer made by Great Plains to purchase all of the outstanding EnEx Shares (including EnEx Shares which may become outstanding on the exercise of EnEx Options, EnEx Warrants, Agent's Options and any other rights to acquire EnEx Shares).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings ascribed thereto under the heading "Abbreviations".

Unless otherwise indicated in this Circular, the information concerning EnEx contained in the Offer and this Circular has been taken from or is based primarily upon documents and records of EnEx provided to Great Plains by EnEx or otherwise publicly available on SEDAR. Although Great Plains has no knowledge that would indicate that any statements relating to EnEx contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Great Plains nor its directors or officers assume any responsibility for the accuracy or completeness of such information nor for any failure by EnEx to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Great Plains.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of EnEx must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of EnEx subsequent to the date of the most recent published financial statements of EnEx. See accompanying Directors' Circular.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Great Plains is hereby providing cautionary statements identifying important factors that could cause their actual results to differ materially from those projected in forward-looking statements made in this Offer. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "intends", "plans", "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Offer. Among the key factors that have a direct bearing on Great Plains' results of operations are the nature of its involvement in the business of exploration, development and production of oil and natural gas reserves, fluctuation in product prices, and the fluctuation in the exchange rate between the Canadian dollar and the United States dollar.

Actual results, performance or achievement could differ materially from those expressed in, or implied by, any forward-looking statements of Great Plains made by or on behalf of it and, accordingly, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and Great Plains undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on Great Plains' business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Purpose of the Offer

The purpose of the Offer is to enable Great Plains to acquire, directly or indirectly, all of the outstanding EnEx Shares (including EnEx Shares which may become outstanding on the exercise of EnEx Options, EnEx Warrants, Agent's Options and any other rights to acquire EnEx Shares).

If Great Plains takes up and pays for EnEx Shares deposited pursuant to the Offer, Great Plains intends to seek to acquire, directly or indirectly, all of the remaining EnEx Shares not deposited under the Offer by a Compulsory Acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. Great Plains will cause the EnEx Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of EnEx Shares Not Deposited".

Plans for EnEx

If the Offer is successful, changes will be made to the composition of the Board of Directors of EnEx to allow nominees of Great Plains, to become members of such boards. If EnEx becomes a wholly-owned subsidiary of Great Plains, Great Plains may continue to operate EnEx as a wholly-owned subsidiary or EnEx may be amalgamated with or wound-up into Great Plains or an affiliate of Great Plains.

Reasons For The Offer

Great Plains believes the acquisition of EnEx will provide new opportunities to complement the growth opportunities arising from its existing asset base. If the Offer is successful, Great Plains will benefit from a larger combined company that will have greater financial resources, enhanced access to capital, a lower cost of capital and a diversified asset and production base in Western Canada.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective July 7, 2004, Great Plains and EnEx entered into the Pre-Acquisition Agreement pursuant to which Great Plains agreed to make the Offer to purchase all of the EnEx Shares: (i) at a price of $0.67 per EnEx Share; or (ii) 0.6155 of a Great Plains Share per EnEx Share, or (iii) a combination thereof. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66 2/3% of the EnEx Shares (calculated on a diluted basis), shall be tendered and not properly withdrawn under the Offer. See Section 4 of the Offer, "Conditions of the Offer".

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between Great Plains and EnEx. Great Plains is not permitted to amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or in part, a condition of the Offer) in a manner that is adverse to Shareholders without the prior written consent of EnEx, other than to: (i) extend the Offer for at least two extensions of not less than ten (10) days if any required shareholder or regulatory approval has not been received prior to the time the Offer is scheduled to terminate; (ii) extend the Offer, if, at any extended date on which the Offer is scheduled to expire, any of the conditions of the Offer shall not be satisfied or waived by Great Plains, until such time as such conditions are satisfied or waived by Great Plains; (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of a securities authority applicable to the Offer or any period required by applicable law; or (iv) comply with the legal obligations of Great Plains with respect to an amendment, modification or change of the Offer.

Approval by the Board of Directors of EnEx

Pursuant to the Pre-Acquisition Agreement, EnEx consented to the Offer and confirmed that the Board of Directors of EnEx has resolved to unanimously recommend that Shareholders accept the Offer, has approved the entering into of the Pre-Acquisition Agreement, and has determined that the consideration payable pursuant to the Offer is fair, from a financial point of view, to Shareholders and unanimously resolved to recommend acceptance of the Offer by Shareholders, provided that EnEx may accept, recommend, approve or implement a Superior Proposal from a third party in the circumstances described under the heading "No Solicitation" below.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, EnEx agreed to immediately cease and cause to be terminated any existing solicitations, initiations, encouragements, activity, discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by EnEx, any of its officers, directors, employees, financial advisors, representatives and agents with respect to all Take-over Proposals. In connection therewith, EnEx further agreed that it shall not release any third party from any confidentiality or standstill agreement to which EnEx and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding EnEx.

EnEx also agreed that after the date of the Pre-Acquisition Agreement, EnEx will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal, provided, however, that EnEx may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, from EnEx or any of their representatives after July 7, 2004) seeks to initiate such discussions or negotiations and may furnish such third party information concerning EnEx and its business, properties and assets which has previously been provided to Great Plains if, and only to the extent that:

(a) the third party has first made a Superior Proposal and the Board of Directors of EnEx has concluded in good faith, after considering applicable law and receiving the advice of outside counsel, that such action is required by the Board of Directors of EnEx to comply with fiduciary duties under applicable law;

(b) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, EnEx provides immediate notice orally and in writing to Great Plains specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Great Plains, other than exclusivity provisions contained therein, and immediately provides Great Plains with a copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of the Board of Directors of EnEx that the Take-over Proposal, if completed, would constitute a Superior Proposal;

(c) EnEx provides immediate notice to Great Plains at such time as it or such person or entity terminates any such discussions or negotiations; and

(d) EnEx immediately provides or makes available to Great Plains any information provided to any such person or entity whether or not previously made available to Great Plains.

(e) In addition, EnEx must comply with applicable laws relating to the provision of Directors' Circulars and make appropriate disclosure with respect thereto to Shareholders.

(f) EnEx may accept, recommend, approve or implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Board of Directors of EnEx has concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Great Plains during the seventy-two (72) hours notice period described under the heading "Right to Match" below and after receiving the advice of counsel, that such action is required by the Board of Directors of EnEx to comply with fiduciary duties under applicable law.

Right to Match

EnEx will give Great Plains orally and in writing at least seventy-two (72) hours advance notice of any decision by the Board of Directors of EnEx to accept, recommend, approve or implement a Superior Proposal, which notice shall identify the party making the Superior Proposal, and shall provide a true and complete copy of the Superior Proposal and any amendments to such proposal. In addition, EnEx shall, and shall cause its financial and legal advisors to, negotiate in good faith with Great Plains to make such adjustments to the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable EnEx to proceed with the Offer as amended rather than the Superior Proposal. In the event Great Plains proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the seventy-two (72) hours time period specified above, then EnEx will not enter into any agreement regarding the Superior Proposal.

Break Fee

If at any time after July 7, 2004:

(a) EnEx enters into any agreement (other than as contemplated in the Pre-Acquisition Agreement) with any person in respect of a Take-over Proposal (excluding a confidentiality agreement entered into in compliance with the Pre-Acquisition Agreement) or with respect to any liquidation, dissolution, recapitalization (other than as contemplated in the Pre-Acquisition Agreement), merger, amalgamation, reorganization or similar transaction or business combination or the sale of assets material to EnEx;

(b) the Board of Directors of EnEx fails to unanimously recommend, or changes, withdraws or modifies its recommendation to securityholders to tender their EnEx Shares, except where such action is as a result of a breach of a condition in favour of EnEx, or otherwise vote in favour of the Offer or otherwise fails to mail a directors' circular within the time limits prescribed by Securities Laws to securityholders unanimously recommending that securityholders tender their EnEx shares to the Offer;

(c) there is a material breach or non-performance by EnEx of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by Great Plains of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by EnEx to the satisfaction of Great Plains within three (3) Business Days of notice being provided of any such breach or non-performance;

(d) any bona fide Take-over Proposal involving EnEx is publicly announced or commenced by another party, and the Board of Directors of EnEx fails to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within ten (10) days after the commencement of any such Take-over Proposal;

(e) the Board of Directors of EnEx recommends that EnEx securityholders deposit their EnEx Shares under, vote in favour of, or otherwise accept, a Take-over Proposal; or

(f) a bona fide Take-over Proposal (or bona fide intention to make one) in respect of EnEx has been announced by any third party and not been withdrawn prior to the Expiry Date (or any extension thereof) and the Offer is not accepted by at least 66 2/3% of the Shareholders;

EnEx shall, upon the occurrence of any such event and in any event within three (3) Business Days thereof, pay as liquidated damages to Great Plains a break fee in the amount of $400,000 (the "Break Fee"). On the date of the earliest event describe above, EnEx shall be deemed to hold such sum in trust for Great Plains.

If at any time after July 7, 2004:

(a) there is a material breach or non-performance by Great Plains of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by EnEx of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by Great Plains to the satisfaction of EnEx within three (3) Business Days of notice being provided by either party of any such breach or non-performance; or

(b) if Great Plains fails to fund the Offer or the Board of Directors of Great Plains withdraws its Offer (except where such failure to fund or withdrawal of Offer is a result of, or arises from a bona fide Take-over Proposal or a material breach or non-performance by EnEx of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement);

Great Plains shall, upon the occurrence of any such event and in any event within three (3) Business Days, pay as liquidated damages to EnEx, the Break Fee. On the date of the earliest event described above Great Plains shall be deemed to hold such sum in trust for EnEx.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the time the EnEx Shares are first taken up and paid for:

(a) by mutual agreement between Great Plains and EnEx; or

(b) by either Great Plains or EnEx if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action becomes final; or

(c) by Great Plains if the conditions to the Offer have not been satisfied or waived by Great Plains on or before the Expiry Time; or

(d) by either Great Plains or EnEx, if Great Plains has not taken-up and paid for the EnEx Shares deposited under the Offer October 5, 2004, or if a Take-over Proposal is publicly announced, proposed, offered or made to Shareholders on or before November 20, 2004; or

(e) by either Great Plains or EnEx, if the Offer terminates or expires at the Expiry Time without Great Plains taking up and paying for any of the EnEx Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition is due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(f) by either Great Plains or EnEx, if the Break Fee becomes payable pursuant to the terms of the Pre-Acquisition Agreement; or

(g) by either Great Plains or EnEx, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a Material Adverse Effect on the party seeking to terminate, provided the breaching party has been given notice of and three (3) Business Days to cure any such misrepresentation, breach or non-performance.

Lock-up Agreements

Great Plains has entered into Lock-up Agreements with Tendering Shareholders holding in the aggregate 7,386,709 EnEx Shares (approximately 34% of the issued and outstanding EnEx Shares), pursuant to which such persons have agreed to: (i) unconditionally and irrevocably tender all of their EnEx Shares (together with any EnEx Shares issued prior to the Expiry Time) to the Offer; and (ii) not withdraw such shares from the Offer except in certain circumstances. The Lock-up Agreements will be terminated in the event that:

(a) Great Plains does not take up and pay for the EnEx Shares under the Offer on or before October 5, 2004;

(b) if, prior to the expiry of the Offer, another bona fide Take-over Proposal is announced, proposed, offered or made to the holders of EnEx Shares and the Board of Directors of EnEx determines, in accordance with the terms of the Pre-Acquisition Agreement, to withdraw, modify or change any recommendation regarding the Offer and to terminate the Pre-Acquisition Agreement as a consequence thereof;

(c) if Great Plains decreases the consideration offered pursuant to the Offer, or the cash component of the Offer or otherwise modifies or amends the Offer in a manner materially adverse to holders of EnEx Shares; provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer; or

(d) the Pre-Acquisition Agreement is terminated pursuant to the terms thereof.

EnEx Options

Subject to applicable regulatory approval, Great Plains offers the holders of EnEx Options (but not the holders of the EnEx Warrants or Agent's Options) the choice of: (i) the Tender Alternative, or (ii) the Cashed Option Alternative; or (iii) the Option Conversion Alternative. Holders of EnEx Options who do not choose either the Tender Alternative or the Cashed Option Alternative by contacting EnEx prior to the Expiry Time of the Offer to effect the same, shall, if the Offer is successful, be deemed to have chosen the Option Conversion Alternative, effective on the Take-Up Date.

EnEx Warrants and Agent's Options

Holders of EnEx Warrants and Agent's Options who do not exercise and tender resulting EnEx Shares to the Offer shall be governed by the terms and conditions of exercise set forth in the respective certificates representing the same.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS

The Board of Directors of EnEx has determined unanimously that the Offer is fair to the Shareholders and unanimously recommends that Shareholders accept the Offer.

INFORMATION CONCERNING GREAT PLAINS

For information on Great Plains, please refer to Appendix "A" attached. EnEx Shareholders should read Appendix "A" in its entirety.

INFORMATION CONCERNING ENEX

General

EnEx was incorporated on November 29, 2000 under the ABCA. The principal office of EnEx is Suite 1120, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8. The registered office of EnEx is 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

EnEx is in the business of the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in Alberta and British Columbia. Disclosure documents of EnEx are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Description of Share Capital

EnEx's share capital consists of an unlimited number of common shares. As of the date hereof, 21,511,065 EnEx Shares, 1,745,000 EnEx Options, 1,367,500 EnEx Warrants and 844,840 Agent's Options are outstanding.

Dividend Record and Policy

Based on information provided by EnEx, no dividends have been paid by EnEx since the date of its incorporation.

Market for EnEx Shares

The EnEx Shares are not listed or posted for trading on any stock exchange nor do the EnEx Shares trade in any over-the-counter market and as a result, EnEx Shares did not have any established market price of the day prior to the public announcement of the Offer.

SELECTED PRO-FORMA COMBINED FINANCIAL INFORMATION

The following table sets out certain financial information for Great Plains and pro forma consolidated financial information for Great Plains after giving effect to the proposed acquisition of all of the issued and outstanding EnEx Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma consolidated financial statements of Great Plains and the financial statements of Great Plains including the notes thereto set forth herein. The information presented below assumes that all of the EnEx Shares are acquired under the Offer.

Pro Forma Year Ended December 31, 2003 (unaudited)

For the year ended December 31, 2003 (unaudited)	Great Plains (unaudited) ($)	EnEx (unaudited) ($)	Pro Forma Great Plains After Giving Effect to the Offer (unaudited) ($)
Revenue, net of royalties	7,143,790	906,563	8,050,353
Operating expenses	1,647,687	192,657	1,840,344
Cash flow from operations	4,299,176	419,128	4,718,304
Net earnings (loss)	1,959,978	109,616	1,950,652
- per Great Plains Share (basic)			$0.07
- per Great Plains Share (diluted)			$0.07

Pro Forma Year Ended March 31, 2004 (unaudited)

As at and for the three months ended March 31, 2004 (unaudited)	Great Plains (unaudited) ($)	EnEx (unaudited) ($)	Pro Forma Consolidated Great Plains After Giving Effect to the Offer (unaudited) ($)
Revenue, net of royalties	1,576,168	659,520	2,235,688
Operating expenses	494,781	144,954	639,735
Cash flow from operations	796,125	346,918	1,143,043
Net earnings (loss)	175,586	(37,913)	94,050
- per Great Plains Share (basic)			$0.00
- per Great Plains Share (diluted)			$0.00
Total assets	13,137,519	12,805,077	34,290,579
Working capital (deficiency)	(670,905)	2,150,644	23,736
Shareholders' equity	9,719,318	8,395,669	21,421,087

The following table sets out certain operating information for Great Plains and EnEx as well as pro-forma operating information for Great Plains after giving effect to the acquisition by Great Plains of all of the outstanding EnEx Shares pursuant to the Offer.

		Great Plains	EnEx	Pro-Forma Combined
Production	Crude oil and ngls (mbbls)	114	12	126
	Natural Gas (mmcf)	2,564	1,520	4,084
	Total	541	265	807
Proven Reserves(1)	Crude oil and ngls (mbbls)	229	57	286
	Natural Gas (mmcf)	4,498	2,993	7,491
	Total (mboe)	979	556	1,535
Probable(1)	Crude oil and ngls (mbbls)	49	10	59
	Natural Gas (mmcf)	1,493	495	1,988
	Total (mboe)	298	93	390
Net Undeveloped Land	Total Acres	95,688	14,474	110,162

Note:

(1) Based on the GLJ Report.
(2) For three months ended March 31, 2004.
(3) As at January 1, 2004.
(4) As at July 23, 2004.

EFFECT OF THE OFFER ON MARKET

The EnEx Shares do not trade on any exchange or over-the-counter market. See "Information Concerning EnEx - Market for EnEx Shares". Nevertheless, the purchase of the EnEx Shares by Great Plains pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of EnEx Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining EnEx Shares held by Shareholders other than Great Plains. After the purchase of EnEx Shares under the Offer, Great Plains may apply to cause EnEx to cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

OWNERSHIP OF SHARES OF ENEX

Neither Great Plains, nor any director or officer of Great Plains, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of EnEx, except pursuant to the Lock-up Agreements. To the knowledge of the directors and senior officers of Great Plains, after reasonably inquiry, no securities of EnEx are owned by, directly or indirectly, nor is control or direction over any securities of EnEx exercised by, any associate or affiliate of Great Plains, by any associate of any director or officer of Great Plains, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Great Plains or by any person or company acting jointly or in concert with Great Plains.

TRADING IN SECURITIES OF ENEX

During the six month period preceding the date of the Offer, no securities of EnEx have been traded by Great Plains or any director or officer of Great Plains or, to the knowledge of the directors and senior officers of Great Plains, after reasonable inquiry, by any associate or affiliate of Great Plains, by any associate of any director or officer of Great Plains, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Great Plains or by any person or company acting jointly or in concert with Great Plains.

Great Plains has no present intention to acquire beneficial ownership of EnEx Shares while the Offer is outstanding, other than pursuant to the Offer. However, Great Plains reserves the right to, and may acquire (or cause an affiliate to acquire) EnEx Shares by making purchase through private transactions, subject to applicable law, at any and from time to time prior to the Expiry Time. Great Plains will not make any purchase of EnEx Shares during the Offer Period until three (3) Business Days following the date of the Offer. If Great Plains should acquire EnEx Shares by making purchases during the Offer Period, the EnEx Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of EnEx Shares acquired by Great Plains during the Offer Period shall not exceed 5% of the outstanding EnEx Shares as of the date of the Offer.

Although Great Plains has no present intention to sell EnEx Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry time to sell EnEx Shares after the Expiry Time.

COMMITMENTS TO ACQUIRE SHARES OF ENEX

No securities of EnEx are the subject of any commitments made by Great Plains or its directors or officers and, to the knowledge of the directors and senior officers of Great Plains, after reasonable inquiry, no securities of EnEx are the subject of any commitments made by any associate or affiliate of Great Plains, by any associate of any director or officer of Great Plains, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Great Plains or by any person or company acting jointly or in concert with Great Plains, to acquire any equity securities of EnEx, except for the commitment to acquire the EnEx Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Lock-up Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no contracts, arrangements or agreements made or proposed to be made between Great Plains and any of the directors or senior officers of EnEx and no payments or other benefits are proposed to be made or given by Great Plains by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful, other than as provided in the Pre-Acquisition Agreement and the Lock-up Agreements and as disclosed below.

Pursuant to the Pre-Acquisition Agreement, if the Offer is successful, Great Plains will honour all of EnEx's present employment agreements, consulting agreements and Officer Obligations. Great Plains has expressed its desire to offer continuing employment to Messrs. Carlos Salas (a director and Vice President, Exploration of EnEx) and Randall Faminow (Vice President, Land of EnEx) on terms substantially similar to their terms of employment with EnEx and substantially similar operational responsibilities as at EnEx (except that Mr. Salas will no longer be a director).

There are no contracts, arrangements or understandings, formal or informal, between Great Plains and any Shareholder with respect to the Offer or between Great Plains and any person or company with respect to any securities of EnEx in relation to the Offer except for the Pre-Acquisition Agreement, the Lock-up Agreements and as described therein.

There are no existing business relationships between Great Plains, its associates or affiliates and EnEx that are material to any of them with the exception of the Pre-Acquisition Agreement, the Lock-up Agreements and certain agreements entered into in the ordinary course of business.

SOURCE OF FUNDS

If Great Plains acquires all of the EnEx Shares under the Offer and if a sufficient number of EnEx Shares are tendered for cash consideration under the Offer, Great Plains will pay an aggregate of $4,850,000 under the Offer.

Great Plains has funds available to it to fully satisfy its obligations under the Offer through its existing cash and credit facilities.

ACQUISITION OF ENEX SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable Great Plains to acquire all of the outstanding EnEx Shares. If Great Plains takes up and pays for EnEx Shares under the Offer, Great Plains intends to utilize the Compulsory Acquisition provisions of the ABCA, if available, to acquire the remaining EnEx Shares or, if necessary, to acquire such remaining EnEx Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within one hundred and twenty (120) days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the EnEx Shares (calculated on a diluted basis) other than EnEx Shares held at the date of the Offer by or on behalf of Great Plains or its affiliates and associates, and Great Plains acquires such deposited EnEx Shares, then Great Plains is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the EnEx Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the EnEx Shares that were acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, Great Plains must give notice (the "Offeror's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of sixty (60) days from the Expiry Time and one hundred and eighty (180) days from the date of the Offer. Within twenty (20) days of the giving of the Offeror's Notice, Great Plains must pay or transfer to EnEx the amount of money or other consideration Great Plains would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within twenty (20) days after the receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the EnEx Shares to which the Offer relates held by such dissenting Offeree to EnEx , and may elect either to transfer such shares to Great Plains on the terms on which Great Plains acquired EnEx Shares under the Offer or to demand payment of the fair value of such shares by so notifying Great Plains and by applying to the Court of Queen's Bench of Alberta to fix that value, within sixty (60) days after the date of the sending of the Offeror's Notice. If a Dissenting Offeree fails to notify Great Plains and apply to the Court of Queen's Bench of Alberta within the applicable sixty (60) day period, the Dissenting Offeree will be deemed to have elected to transfer his or her EnEx Shares to Great Plains on the same terms (including price) as Great Plains acquired the EnEx Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the EnEx Shares, Great Plains also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the EnEx Shares of such Dissenting Offeree.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to Great Plains. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of EnEx Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If a compulsory acquisition is not available or if Great Plains elects not to proceed by way of a Compulsory Acquisition, EnEx intends to seek to acquire, directly or indirectly, all of the EnEx Shares not deposited under the Offer by causing a special meeting of the Shareholders to be called to consider a Second Stage Transaction involving Great Plains and EnEx and/or the Shareholders for the purpose of Great Plains becoming, directly or indirectly, a wholly-owned subsidiary of EnEx. At any meeting of Shareholders called to consider a Second Stage Transaction, Great Plains will cause the EnEx Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by law, to be counted as part of any minority or independent Shareholder approval that may be required in connection with such a transaction. Any EnEx Shares acquired by Great Plains pursuant to any market purchases cannot be counted as part of any minority approval.

The timing and details of any Second Stage Transaction would necessarily depend upon a variety of factors, including the number of EnEx Shares acquired pursuant to the Offer. In any Second Stage Transaction, the holders (other than Great Plains) of EnEx Shares or other securities of EnEx could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof. Any such preferred shares could be immediately redeemed by the issuer for cash. Such cash payments, subject to prevailing conditions, including general economic conditions and the business of EnEx, may be equal to, higher or lower than the value of the consideration offered under the Offer.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in the Circular.

The methods described above of acquiring the EnEx Shares not acquired by Great Plains pursuant to the Offer, other than the statutory Compulsory Acquisition under the ABCA, may include a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "Regulations") and OSC Rule 61-501. Under the Regulations, any Second Stage Transaction would be a "going private transaction" if it would result in the interest of the holder of EnEx Shares or securities convertible into or exchangeable for EnEx Shares (the "Convertible Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of EnEx, a successor to the business of EnEx, another issuer that controls EnEx or an issuer that controls a successor to the business of EnEx . OSC Rule 61-501 states that, subject to certain exceptions, a Second Stage Transaction may constitute a "going private transaction" if it would result in the interest of a beneficial owner of EnEx Shares being terminated without the beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. Great Plains expects that any Second Stage Transaction will be a going private transactions under the Regulations and OSC Rule 61-501. Under OSC Rule 61-501, any Second Stage

Transaction may constitute a related party transaction, however, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance with the rule.

OSC Rule 61-501 requires that, in any Second Stage Transaction constituting a going private transaction, a formal valuation be prepared of: (i) the EnEx Shares and, subject to certain limited exceptions, any non-cash consideration being offered for the EnEx Shares; and (ii) that a summary of such valuation be provided to the holders of the EnEx Shares.

Under OSC Rule 61-501, a Second Stage Transaction constituting a going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the Take Over Bid Circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take over bid and the take over bid and the Take Over Bid Circular contains certain required disclosure respecting the transaction. Great Plains currently intends that the consideration offered under any Second Stage Transaction prepared by it would be identical to the consideration offered under the Offer and, accordingly Great Plains expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require approval of the Second Stage Transaction by at least two-thirds of the votes cast by holders of EnEx Shares. The necessary level of securityholder approval required with respect to a going private transaction is a simple majority of the "minority vote".

In relation to the Offer and any subsequent related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC, all holders of EnEx Shares, other than Great Plains, any "interested party" or any person or company who is a "related party" of Great Plains for the purposes of OSC Rule 61-501 including any directors, officers or other insiders of Great Plains, any person or company who is a "related party" of the "interested party" for the purposes of OSC Rule 61-501 or any person or company acting jointly or in concert with the foregoing or any affiliate of the foregoing.

Under OSC Rule 61-501, Great Plains may treat all EnEx Shares acquired pursuant to the Offer, excluding the EnEx Shares currently owned by directors, officers and insiders of Great Plains as "minority" shares and vote them, or consider them voted, in favour of a going private transaction, provided that the Second Stage Transaction is completed not later than 120 days after the Expiry Time, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and certain other requirements are met. Great Plains currently intends that the consideration offered under any Second Stage Transaction proposed would be identical to the consideration offered under the Offer and, accordingly, expect to treat EnEx Shares acquired pursuant to the Offer, except for the EnEx Shares, if any, specified as aforesaid, as "minority" shares and to vote them in favour of any Second Stage Transaction. Under OSC Rule 61-501, if, following the Offer, Great Plains is the registered holder of 90% or more of the EnEx Shares at the time the Second Stage Transaction is proposed, the requirement for minority approval would not apply to the transaction if a statutory appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

In the event a Second Stage Transaction were to be consummated, holders of EnEx Shares, under the ABCA may have the right to dissent and demand payment of the fair value of such EnEx Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their EnEx Shares. The fair value of EnEx Shares so determined could be more or less than the amount paid per EnEx Share pursuant to the Second Stage Transaction or the Offer. Any such judicial determination of fair value of the EnEx Shares could be based upon considerations other than, or in addition to, the market price of the EnEx Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction or a related party transaction.

Other Alternatives

If Great Plains proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Great Plains will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional EnEx Shares in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional EnEx Shares. Any additional purchase of EnEx Shares could be at a price greater than, equal to or less than the price to be paid for the EnEx Shares under the Offer and could be for cash or other consideration. Alternatively, Great Plains may sell or otherwise dispose of any or all EnEx Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Great Plains, which may vary from the price paid for EnEx Shares under the Offer.

Judicial Developments

Prior to the adoption of OSC Rule 61-501, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed, subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

DEPOSITARY

Great Plains has engaged CIBC Mellon Trust Company as the Depositary for the receipt of certificates in respect of EnEx Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Great Plains for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits EnEx Shares directly with the Depositary or who uses the services of the Depository to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the EnEx Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Carscallen Lockwood LLP, counsel to the Offeror, the following is, as of the date hereof, a summary of the principal income tax considerations under the Tax Act generally applicable to certain EnEx Shareholders who dispose of their EnEx Shares pursuant to the Offer or pursuant to transactions described in this Circular under the heading "Acquisition of EnEx Shares Not Deposited".

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current published administrative policies of the Canada Revenue Agency (the "CRA"). This summary takes into account all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult with their own tax advisors for advice with respect to the tax consequences to them of disposing of their EnEx Shares having regard to their own particular circumstances.

This summary generally is applicable to Shareholders that dispose of their EnEx Shares pursuant to the Offer or pursuant to certain transactions described under "Acquisition of EnEx Shares Not Deposited" in this Circular and, for purposes of the Tax Act and at all relevant times: (i) deal at arm's length with and are not affiliated with EnEx or Great Plains, (ii) hold their EnEx Shares as capital property; (iii) following the completion of the Offer will not, either alone or together with other persons with whom they do not deal at arm's length, either control Great Plains or beneficially own shares of Great Plains, which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Great Plains; and (iv) are not "specified financial institutions" or "financial institutions" (each as defined in the Tax Act) subject to the "mark-to-market" rules contained in the Tax Act.

EnEx Shares generally will constitute capital property of a Shareholder unless the EnEx Shares are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities, or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders that are resident in Canada for the purposes of the Tax Act whose EnEx Shares might not otherwise be considered to be capital property may be eligible to make an irrevocable election under the Tax Act to have every "Canadian security" owned by such Shareholder in the taxation year of the election and all subsequent years deemed to be capital property. Shareholders should consult their own tax advisors as to whether they hold their EnEx Shares as capital property for purposes of the Tax Act.

Shareholders Resident in Canada

The following portion of this summary is applicable only to Shareholders that are, at all relevant times, resident or deemed to be resident in Canada for purposes of the Tax Act and any applicable tax treaty.

Sale Pursuant to the Offer

As a result of the operation of various terms of the Offer, Shareholders may receive a combination of cash and Great Plains Shares as consideration for their EnEx Shares. In such circumstances, Shareholders are deemed to dispose of a fraction of each of their EnEx Shares exclusively for cash and the remaining fraction of such EnEx Shares exclusively for a fraction of an EnEx Share. The fraction of each EnEx Share disposed of exclusively for a fraction of a Great Plains Share will be equal to the fraction obtained by dividing the total fair market value of all the Great Plains Shares received by a Shareholder by the sum of the fair market value of such Great Plains Shares and the total amount of cash received by that Shareholder. The balance of each such EnEx Share, if any, will be disposed of for cash. Each disposition of a fraction of an EnEx Share for a fraction of a Great Plains Share and disposition of a fraction of an EnEx Share for cash will be regarded as separate transactions for the purposes of computing the Shareholder's capital gain or capital loss.

A Shareholder will realize a capital gain, or capital loss, in respect of each EnEx Share (or fraction thereof) that is disposed of for cash to the extent that the amount of cash received for such EnEx Share (or fraction thereof) exceeds, or is exceeded by, the sum of the adjusted cost base of such EnEx Share (or fraction thereof) to the Shareholder and any reasonable costs of disposition. Such capital gains or capital loss will be subject to the income tax treatment described below under "Taxation of Capital Gains and Capital Losses". In respect of each EnEx Share (or fraction thereof) that is disposed of for a fraction of a Great Plains Share, unless the Shareholder includes any portion of the capital gain or capital loss otherwise determined in respect of such EnEx Share (or fraction thereof) in computing the Shareholder's income for the taxation year in which the disposition occurs, the Shareholder will be deemed under the Tax Act to have disposed of it for proceeds of disposition equal to the Shareholder's adjusted cost base in respect of such EnEx Share (or fraction thereof) immediately before the disposition, and to have acquired the fraction of the Great Plains Share received in exchange therefore at a cost equal to such proceeds of disposition.

Taxation of Capital Gains and Capital Losses

Generally, an EnEx Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income and will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the EnEx Shareholder in the year of disposition. Any allowable capital losses in excess of such taxable capital gains may be carried back and deducted in any of the preceding three years, or carried forward in any following year, against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. In the case of an EnEx Shareholder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of EnEx Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act.

A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain trusts, may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax. Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Capital Gains Exemption

The Tax Act entitles individuals (other than most trusts) resident in Canada to an exemption from tax on up to $500,000 of capital gains realized on the sale of a share which is a "qualified small business corporation share" (as defined in the Tax Act). An individual's entitlement to utilize this capital gains exemption is subject to a number of restrictions and conditions, including, in general, that: (i) the individual must have owned the shares for at least 24 months prior to the disposition giving rise to the capital gain; (ii) throughout the 24 month period preceding the sale, the corporation must qualify as a "Canadian-controlled private corporation" (as defined in the Tax Act) and at least 50% of the assets of the corporation must have been used principally in an active business carried on primarily in Canada; and (iii) at the time of the sale, all or substantially all (generally considered by the CRA to be 90% or more), of the assets of the corporation must have been used in an active business carried on primarily in Canada.

Whether and to what extent an EnEx Shareholder will be entitled to shelter all or a portion of any capital gain realized on a sale of EnEx Shares with this capital gains exemption will depend on the facts and vary among EnEx Shareholders. **No opinion is provided herein as to the qualification of the EnEx Shares as qualified small business corporation shares for the purposes of the capital gains exemption. EnEx Shareholders considering taking advantage of the capital gains exemption should consult with their own tax advisors for specific advice having regard to their own particular circumstances.**

Acquisition of EnEx Shares Not Deposited

As described under "Acquisition of EnEx Shares Not Deposited" in this Circular, the Offeror may acquire EnEx Shares not deposited under the Offer pursuant to the statutory right of Compulsory Acquisition under Part 16 of the ABCA. A Shareholder whose EnEx Shares are acquired pursuant to a Compulsory Acquisition generally will be subject to the respective tax treatments described above.

As further described under "Acquisition of EnEx Shares Not Deposited" in this Circular, it is Great Plains' current intention to consider other means of acquiring, directly or indirectly, all of the equity in EnEx in accordance with applicable law, including a Second Stage Transaction. In the event the Offeror undertakes a Second Stage Transaction involving EnEx, the tax consequences to the Shareholders who do not tender their EnEx Shares to the Offer would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above, depending upon the exact manner in which the transaction is carried out.

Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their EnEx Shares acquired pursuant to such transactions.

Shareholders Not Resident in Canada

The following portion of this summary is applicable only to Shareholders that are neither resident nor deemed to be resident, in Canada for the purposes of the Tax Act or any applicable income tax treaty ("Non-Resident Shareholders"). Non-Resident Shareholders that do not use or hold, and are not deemed to use or holder, their EnEx Shares in carrying on a business in Canada, or in the case of Non-Resident Shareholders that carry on an insurance business in Canada and elsewhere, establish that such property is not effectively connected with such insurance business carried on in Canada.

Sale Pursuant to the Offer

EnEx Shares of a Non-Resident Shareholder will constitute "taxable Canadian property" (as defined in the Tax Act) and, upon their disposition under the Offer, will be subject to income tax under the Tax Act. The tax consequences on the disposition or deemed disposition thereof under the Offer described above under "Residents of Canada" generally will apply (subject to the terms of any applicable income tax treaty) and, in certain circumstances, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Shareholder. However, Non-Resident Shareholders are not entitled to the capital gains exemption.

Acquisition of EnEx Shares Not Deposited

As described in "Acquisition of EnEx Shares Not Deposited" in this Circular, the Offeror may, in certain circumstances, acquire EnEx Shares pursuant to a Compulsory Acquisition under Part 16 of the ABCA. As the EnEx Shares are not listed on a prescribed stock exchange at the time of disposition, they will be "taxable Canadian property" to a Non-Resident Holder. Where a Non-Resident Holder disposes of EnEx Shares that are "taxable Canadian property" to the holder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian income tax under the terms of an applicable income tax treaty, the tax consequences as described above under "Taxation of Capital Gains and Capital Losses" generally will apply. In addition, the notification and withholding provisions of section 116 of the Tax Act will apply to a Non-Resident Shareholder, and the capital gains exemption will not be available.

In the event the Offeror undertakes a Second Stage Transaction involving EnEx, the tax consequences to Non-Resident Shareholders that do not tender their EnEx Shares under the Offer would depend upon the exact manner that the particular transaction is undertaken. Such tax consequences may include a deemed dividend, a capital gain or loss, or both a deemed dividend and a capital gain or loss.

Any interest or dividends deemed received by Non-Resident Shareholders in connection with the disposition of their EnEx Shares will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable income tax treaty.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their EnEx Shares acquired pursuant to such transactions.

MATERIAL CHANGES IN THE AFFAIRS OF ENEX

Great Plains has no information which indicates any material change in the affairs of EnEx and EnEx has represented to Great Plains that there has not been any material change in the affairs of EnEx since the date of the last financial statements of EnEx, being the unaudited financial statements as at and for the three months ended March 31, 2004 prepared by management of EnEx, other than the entering into of the Pre-Acquisition Agreement, the Lock-up Agreements and the private placement financing described below.

On July 12, 2004, EnEx completed a brokered private placement of 2,500,000 flow-through common shares at a price of $0.80 per share for gross proceeds of $2,000,000.

Great Plains has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Pursuant to the Lock-Up Agreements, the Tendering Shareholders intend to deposit to the Offer all EnEx Shares which are owned or over which control or direction is exercised by such persons. Other than the foregoing, Great Plains has no knowledge regarding whether any Shareholders will accept the Offer. See "Pre-Acquisition Agreement - Lock-Up Agreements".

BENEFITS FROM THE OFFER

To the knowledge of Great Plains, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Great Plains, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of Second Stage Transaction or any person acting jointly or in concert with Great Plains, other than those that will accrue to a holder of EnEx Shares generally.

LEGAL PROCEEDINGS

Great Plains is not a party to any legal proceedings, nor is it aware of any legal proceedings being contemplated, which could reasonably be considered to be material to Great Plains.

INTEREST OF EXPERTS

Certain legal matters on behalf of Great Plains will be passed upon by Carscallen Lockwood LLP, counsel to Great Plains, including the opinions contained under "Canadian Federal Income Tax Considerations". No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Great Plains or of any associate or affiliate of Great Plains. As at the date hereof, the partners and associates of Carscallen Lockwood LLP as a group do not beneficially own, directly or indirectly, any outstanding shares of Great Plains or EnEx. Donald R. Leitch, a director and secretary of Great Plains, is a partner in Carscallen Lockwood LLP.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF COUNSEL

TO: The Board of Directors of Great Plains Exploration Inc.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts" in the Circular accompanying the Offer dated July 23, 2004 made by Great Plains Exploration Inc. to purchase all of the common shares of Energy Explorer Inc.

Calgary, Alberta (signed) "Carscallen Lockwood LLP"
Barristers & Solicitors

July 23, 2004

CONSENT OF AUDITOR

TO: The Board of Directors of Great Plains Exploration Inc.

We have read the offer to purchase of Great Plains Exploration Inc. (the "Company") dated July 23, 2004 relating to the offer to purchase all of the outstanding common shares of Energy Explorer Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned document of our report to the directors of the Company on the balance sheets of the Great Plains Exploration Division as at December 31, 2003 and 2002 and the statements of operations and cash flows for the years then ended. Our report is dated July 23, 2004.

We also consent to the use in the above-mentioned document of our compilation report to the directors of the Company on the unaudited pro forma consolidated balance sheet of the Company as at March 31, 2004 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003.

Calgary, Alberta (signed) "Ernst & Young LLP"
Chartered Accountants

July 23, 2004

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Board of Directors of Great Plains.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 23rd day of July, 2004.

(signed) *"Stephen P. Gibson"*
President and Chief Executive Officer

(signed) *"Thomas K. Rouse"*
Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Donald R. Leitch"*
Director

(signed) *"Julio Poscente"*
Director

APPENDIX "A"

GREAT PLAINS EXPLORATION INC.

THE CORPORATION

General

Great Plains was incorporated under the CBCA on March 4, 2004. Effective June 11, 2004, Great Plains acquired certain (but not all) of the Canadian assets of Eurogas through the Arrangement pursuant to Section 192 of the CBCA. Prior to the Arrangement, Great Plains had not carried on any business activity and held no assets. Following the Arrangement, each shareholder of Eurogas held one (1) new common share of Eurogas and 0.2 of a Great Plains Share for each common share of Eurogas held immediately prior to the Arrangement.

The information presented herein with respect to Great Plains' oil and gas assets with an effective date prior to June 11, 2004 is presented on a pro forma basis as if Great Plains had acquired its assets as at such date.

Great Plains' head office and principal place of business is located at Suite 440, 333 - 5th Avenue S.W., Calgary, Alberta T2P 3B6. Great Plains' registered office is located at 1500, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3.

Corporate Structure

Great Plains does not have any subsidiaries and Great Plains does not own any interests in any other corporation, limited or general partnership or any other entity.

BUSINESS OF THE CORPORATION

Great Plains is a junior oil and natural gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the provinces of Alberta and Saskatchewan.

As a result of the Arrangement, Great Plains owns various interests in properties throughout British Columbia, Alberta and Saskatchewan. Great Plains has an interest in 220,091 (114,562 net) acres of land, including working interests in 48 gas wells (13.785 net) and 47 oil wells (15.514 net) as well as varying royalty interests in 62 wells and interests in 16 units. Three of the producing properties, Hamilton Lake, Haynes and Meekwap are operated by Great Plains while the remainder are either non-operated or royalty interests. See "Description of Oil and Natural Gas Properties and Assets".

As of the date hereof, production from Great Plains' oil and gas assets is approximately 525 boe/d which is comprised of 75% natural gas and 25% oil and natural gas liquids. Great Plains' oil and gas assets also include approximately 95,688 net acres of undeveloped land.

Business Objectives

Great Plains' strategy is to grow through a balanced program of acquisitions, development and full-cycle exploration. If the Offer is successful, the business objective underlying the acquisition of EnEx is to provide new opportunities to complement the growth opportunities arising from Great Plains' existing asset base.

Milestones

In order to accomplish its business objective of the Offer stated above, Great Plains is planning to conduct further exploration, seismic mapping, drilling and completion on EnEx's properties anticipated to be completed by September, 2004 for total estimated expenditures of $1,600,000. In addition, Great Plains is planning to continue seismic mapping, drilling and completion on its properties. See "Future Development Costs" and "Future Commitments".

Trends

The oil and gas industry is facing a number of trends that could affect Great Plains' business, financial condition or operating results.

Over the past several years the energy industry has undergone a consolidation phase as it often has been considered more economical to acquire production and reserves through mergers rather than through drilling. Though this trend towards consolidation began primarily with senior oil and gas producers it has now moved towards intermediate and junior oil and gas companies. In addition, many of the intermediate and junior sized companies have been consolidated with or converted into royalty trusts. It is expected that this trend of increased merger and acquisition activity and trust conversion will continue in 2004.

The Canadian oil and gas industry has also experienced a renewed interest in oil and gas investments. One of the reasons for this trend likely stems from the recent consolidation phase in the industry with companies now obtaining a level of critical mass that provides the necessary liquidity and improved operating efficiencies that investors are seeking. Improved investor interest, a greater ability for companies to access public funds and high commodity prices have resulted in an increase in the recent number of entrants into the energy marketplace.

Commodity prices are expected to remain high for 2004. It is believed that current political and social unrest of many oil producing nations has positively impacted the price of crude oil. In addition, natural gas prices are currently experiencing some of their best levels in more than a year due to a tightening of supply. These high commodity prices have influenced the industry with many companies expected to expand their capital expenditure budgets and increase their cash flow into 2004.

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties in which Great Plains has an interest. Production volumes represent Great Plains' working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at January 1, 2004, based on escalating cost and price assumptions, as evaluated in the GLJ Report.

Great Plains has an interest in 220,091 (114,562 net), including 127,791 (95,688 net) undeveloped acres. Great Plains has working interests in 48 gas wells (13.785 net) and 47 oil wells (15.514 net) as well as varying royalty interests in 62 wells and interests in 16 units. Three of the producing properties, Hamilton Lake, Haynes and Meekwap are operated by Great Plains while the remainder are either non-operated or royalty interests.

The following are Great Plains' key properties:

Hamilton Lake/Watts Lake, Alberta

The Hamilton Lake/Watts Lake area is located in east central Alberta, approximately 200 kilometres southeast of Edmonton. Great Plains holds a 98% working interest in 10,914 (10,761 net) acres of land in this area with seven (7 net) producing gas wells and six (5.91 net) producing oil wells. This area includes 7.25 sections of natural gas-prone acreage. Great Plains has identified a minimum of eight potential natural gas locations.

Currently, the production rate is approximately 121 boe/d, consisting of 500 mcf/d of natural gas and 38 bbls/d of crude oil. As at January 1, 2004, GLJ assigned total proved plus probable reserves of 289 mboe consisting of 79% natural gas and 21% crude oil.

Haynes, Alberta

The Haynes area is located in east central Alberta, approximately 40 kilometres east of Red Deer. Great Plains holds an average working interest of 33% in 2,231 (730 net) acres of land in this area, with eight (2.176 net) producing gas wells. Great Plains currently plans to further evaluate the shallow gas potential in this area.

Currently, the production rate is approximately 28 boe/d, consisting of 150 mcf/d of natural gas and 3 bbls/d of NGLs. As at January 1, 2004, GLJ assigned total proved plus probable reserves of 56 mboe consisting of approximately 89% natural gas and 11% NGLs.

Huxley Gas Unit No. 1, Alberta

The Huxley Gas Unit No. 1 is located in east central Alberta, approximately 100 kilometres northeast of Calgary. Great Plains holds a 16.997% interest in the Huxley Gas Unit, with 18 producing gas wells. In addition, Great Plains has an interest in four (1.06 net) non-unit gas wells and two royalty wells. The unitized zones include the Viking, Glauconitic and Basal Quartz, while the producing pools are the Viking A, Upper Mannville A, Lower Mannville A and Viking D.

Currently, the production rate is approximately 38 boe/d, consisting of 200 mcf/d of natural gas and 4 bbls/d of NGLs. As at January 1, 2004, GLJ assigned total proved plus probable reserves of 116 mboe consisting of approximately 91% natural gas and 9% of NGLs.

Kitto Lake, Alberta

The Kitto Lake area is located close to Pembina, approximately 80 kilometres south-west of Edmonton. Great Plains holds an average working interest of 28% in 5,120 (1,454 net) acres of land in this area, with four (0.821 net) producing gas wells plus one (0.5 net) standing gas well. Gas production is obtained from the Glauconitic sands located at a depth of 1,650 meters.

Currently, the production rate is approximately 115 boe/d, consisting of 600 mcf/d of natural gas and 15 bbls/d of NGLs. As at January 1, 2004, GLJ assigned total proved plus probable reserves of 206 mboe consisting of approximately 87% natural gas and 13% of NGLs.

Pembina, Alberta

The Pembina area is located in west central Alberta, approximately 100 kilometres southwest of Edmonton, Alberta. Great Plains holds an average 31.36% working interest in 13,619 (4,272 net) acres of land in this area, with 9 (1.76 net) producing gas wells and 23 (2.928 net) producing oil wells. Great Plains also holds a 21.08% interest in the Pembina West Cardium Unit #25. Great Plains plans to continue its land acquisition program and plans to participate in the drilling of four wells in this area.

Currently, the production rate is approximately 117 boe/d, consisting of 500 mcf/d of natural gas and 34 bbls/d of crude oil and NGLs. As at January 1, 2004, GLJ assigned total proved plus probable reserves of 180 mboe consisting of approximately 64% natural gas and 36% of crude oil and NGLs.

Oil and Natural Gas Reserves

GLJ of Calgary, Alberta, independent petroleum consultants, prepared the GLJ Report wherein GLJ evaluated, effective January 1, 2004, the quantity and estimated future cash flow of the major oil and natural gas properties in which Great Plains has an interest. The preparation date of the GLJ Report was March 25, 2004.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The reserves definitions used in preparing this report (see Note 3 below) are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

The results of the evaluations of GLJ, contained in the GLJ Report, based on both forecast and constant cost and price assumptions, are summarized in the tables below. The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated both prior to and after provision for income taxes, prior to indirect costs, site restoration costs and future well abandonment, and after deduction of operating costs, royalties and estimated future capital expenditures.

Summary of Oil, Natural Gas and NGL Reserves Based on Forecast Price and Cost Assumptions Effective as of January 1, 2004

	Oil		NGL		Natural Gas	
Reserve Category(3)(11)	**Gross(1) mbbls**	**Net(2) mbbls**	**Gross(1) mbbls**	**Net(2) mbbls**	**Gross(1) mmcf**	**Net(2) mmcf**
Proved						
Developed Producing	140	125	84	64	4,045	3,356
Developed Non-Producing	0	0	0	0	45	36
Undeveloped	0	0	5	3	408	321
Total Proved	140	125	89	67	4,498	3,713
Probable	32	28	18	13	1,493	1,281
Total Proved Plus Probable	172	154	106	80	5,991	4,994

Summary of Net Present Values of Future Net Revenue Based on Forecast Price and Cost Assumptions Effective as of January 1, 2004

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)(12)				
Reserve Category(3)(11)	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**
Proved										
Developed Producing	14,119	12,230	10,878	9,848	9,031	11,855	10,195	9,028	8,149	7,458
Developed	27	25	24	23	21	-	-	-	-	-
Non-Producing	1,006	532	288	149	66	-	-	-	-	-
Undeveloped	15,152	12,788	11,190	10,019	9,118	12,721	10,624	9,237	8,237	7,475
Total Proved										
Probable	3,758	2,777	2,174	1,764	1,469	-	-	-	-	-
Total Proved Plus Probable	18,910	15,564	13,363	11,784	10,587	15,190	12,385	10,578	9,298	8,336

Summary of Oil, Natural Gas and NGL Reserves Based on Constant Price and Cost Assumptions Effective as of January 1, 2004

Reserve Category(3)(11)	Oil		NGL		Natural Gas	
	Gross(1) mbbls	Net(2) mbbls	Gross(1) mbbls	Net(2) mbbls	Gross(1) mmcf	Net(2) mmcf
Proved						
Developed Producing	164	146	85	64	4,082	3,387
Developed Non-Producing	0	0	0	0	30	24
Undeveloped	0	0	5	3	408	321
Total Proved	164	146	89	67	4,519	3,732
Probable	42	38	18	13	1,520	1,303
Total Proved Plus Probable	205	184	107	80	6,039	5,034

Summary of Net Present Values of Future Net Revenue Based on Constant Price and Cost Assumptions Effective as of January 1, 2004

Reserve Category(3)(11)	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)(12)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	18,899	16,144	14,164	12,663	11,483	14,970	12,732	11,149	9,960	9,033
Developed Non-Producing	49	45	41	38	35	-	-	-	-	-
Undeveloped	1,327	758	458	285	176	-	-	-	-	-
Total Proved	20,275	16,948	14,664	12,985	11,695	16,033	13,301	11,466	10,137	9,124
Probable	5,656	4,166	3,233	2,600	2,149	-	-	-	-	-
Total Proved Plus Probable	25,931	21,114	17,897	15,586	13,844	19,673	15,933	13,478	11,731	10,420

Total Future Net Revenue (Undiscounted) effective as of January 1, 2004
Forecast Prices and Costs

Reserves Category(3)	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Taxes (M$)
Proved Reserves	30,368	4,321	9,740	581	574	15,152	2,431	12,721
Proved Plus Probable Reserves	39,244	5,344	13,061	1,269	659	18,910	3,720	15,190

Total Future Net Revenue (Undiscounted) effective as of January 1, 2004
Constant Prices and Costs

Reserves Category(3)	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Taxes (M$)
Proved Reserves	36,781	5,403	10,004	573	527	20,275	4,241	16,033
Proved Plus Probable Reserves	47,955	6,770	13,405	1,258	592	25,931	6,258	19673

Future Net Revenue by Production Group effective as of January 1, 2004
Forecast Prices and Costs

Reserves Category(3)	Production Group	Future Net Revenues Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and medium crude oil (including solution gas and other by-products)	6,137
	Heavy oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	4,565
	Other Company Revenue/Costs	488
	Total Proved	11,190
Proved Plus Probable Reserves	Light and medium crude oil (including solution gas and other by-products)	7,515
	Heavy oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	5,289
	Other Company Revenue/Costs	559
	Total Proved Plus Probable	13,363

Future Net Revenue by Production Group effective as of January 1, 2004
Constant Prices and Costs

Reserves Category(3)	Production Group	Future Net Revenues Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and medium crude oil (including solution gas and other by-products)	7,932
	Heavy oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	6,141
	Other Company Revenue/Costs	591
	Total Proved	14,664
Proved Plus Probable Reserves	Light and medium crude oil (including solution gas and other by-products)	10,026
	Heavy oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	7,184
	Other Company Revenue/Costs	687
	Total Proved Plus Probable	17,897

Notes:

(1) Gross Reserves are defined as those reserves accruing to Great Plains' interest before deduction of interests and royalties owned by others, including Crown and freehold royalties.

(2) Net Reserves are defined as those reserves accruing to Great Plains' interest after deduction of all interests and royalties owned by others, including Crown and freehold royalties.

(3) Definitions used for reserves categories in the GLJ Report are set out by the Canadian Securities Administrators in National Instrument 51-101 (NI51-101) and in the COGE Handbook. They are as follows:

"**Proved Reserves**" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"**Probable Reserves**" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"**Possible Reserves**" are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

"**Developed Reserves**" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-producing Reserves**" are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves
The qualitative certainty levels contained in the definitions in Section 5.4.1 (GOGE Handbook) are applicable to individual Reserves Entities, which refers to the lowest level at which reserves calculations are performed, and to Reported Reserves, *which refers to the highest level sum of individual entity estimates for which reserves estimates* are presented. Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilities or deterministic methods.
Incorporation of these guidelines means that corporate total proved reserves reflects a conservative estimate and proved plus probable reserves reflects a "best estimate" of the oil and gas quantities which will be recovered.

Documented Reserves Categories

Production and revenue projections are prepared for each of the following main reserves categories:

Reserves Category
Proved
Probable and Proved Plus Probable
Proved Plus Probable Plus Possible*

Production and Development Status
Developed Producing **
Developed Non-producing
Undeveloped
Total (sum of developed producing, developed non-producing and undeveloped)

*Generally, GLJ only evaluates possible reserves when specifically requested by a client.
**As producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing."

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

(4) GLJ has prepared its January 1, 2004, price and market forecasts as summarized below after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as *market, economic and political conditions change.*

Summary of Pricing and Inflation Rate Assumptions as of January 1, 2004
Forecast Prices and Cost

Year	Oil				Natural Gas AECO Gas Price (Cdn$/ MMBtu)	Edmonton Natural Gas Liquids Mix* ($Cdn/bbl)	Inflation Rates %/Year	Exchange Rate ($US/$Cdn)
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40 degree API ($Cdn/bbl)	Hardisty Heavy 12 degree API ($Cdn/bbl)	Cromer Medium 29.3 degree API ($Cdn/bbl)				
2004	29.00	37.75	20.25	31.75	5.85	29.66	1.5	0.750
2005	26.00	33.75	20.25	28.75	5.15	24.95	1.5	0.750
2006	25.00	32.50	21.00	28.50	5.00	23.64	1.5	0.750
2007	25.00	32.50	21.00	28.50	5.00	23.58	1.5	0.750
2008	25.00	32.50	21.00	28.50	5.00	23.61	1.5	0.750
2009	25.00	32.50	21.00	28.50	5.00	23.62	1.5	0.750
2010	25.00	32.50	21.00	28.50	5.00	23.58	1.5	0.750
2011	25.00	32.50	21.00	28.50	5.00	23.50	1.5	0.750
2012	25.00	32.50	21.00	28.50	5.00	23.48	1.5	0.750
2013	25.00	32.50	21.00	28.50	5.00	23.47	1.5	0.750
2014	25.00	32.50	21.00	28.50	5.00	23.50	1.5	0.750
2015	+1.5%/year	+1.5%/year	+1.5%/year	+1.5%/year	+1.5%/year	23.94	1.5	0.750

*The NGL mix is the weighted average price of Great Plains' Propane, Butane and condensate production as forecasted in the GLJ Report, in the total proved plus probable reserves class.

Summary of Pricing and Inflation Rate Assumptions as of December 31, 2003
Constant Prices and Cost

Year	Oil				Natural Gas AECO Gas Price (Cdn$/ MMBtu)	Natural Gas Liquids FOB Field Gate ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40 degree API ($Cdn/bbl)	Hardisty Heavy 12 degree API ($Cdn/bbl)	Cromer Medium 29.3 degree API ($Cdn/bbl)			
2004	32.52	40.81	23.31	34.81	6.09	32.72	0.7738

(1) In the escalated pricing determination, operating and capital costs are assumed to increase at 1.5% per year.

(2) Under the constant price scenario, prices and costs are held constant for the life of the reserves.

(3) In the course of the January 1, 2004 evaluation, Eurogas, Great Plains' predecessor in interest, provided GLJ personnel with basic information which included land data, well information, geological information, contract information, operating cost date, financial data and discussions of future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the GLJ Report are based, was obtained from public records, other operators, and from GLJ non-confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. The accuracy of any reserves and production estimate is a function of the quality and quantity of available data of engineering interpretation and judgement. While reserves and production estimates presented herein were considered reasonable at the time they were prepared, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. Revenue projections presented in the GLJ Report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized in the GLJ Report. **Present values of revenues documented in the GLJ Report do not necessarily represent the fair market value of the reserves evaluated therein.**

(4) Columns may not add due to rounding.

(5) Within the total proved plus probable reserves, the GLJ Report includes certain capital expenditures over 2004, 2005 and 2006 in order to achieve the predicted present worth values in the forecast price and constant price cases. Total capital expenditures of $0.698 million, $0.533 million and nil are to be expended in 2004, 2005 and 2006, respectively, in the escalating price case and $0.698 million, $0.525 million and nil are to be expended in 2004, 2005 and 2006, respectively in the constant price case.

(6) Royalty credits under the Alberta Royalty Tax Credit plan have not been included in this analysis of the individual property cash flows, but are included in the corporate consolidation level, where provided by Great Plains and as applicable, and have been adjusted with the Alberta gas cost allowance adjustments.

(7) Columns may not add due to rounding.

(8) After tax values have been prepared for Proved Producing, Total Proved and Total Proved Plus Probable categories only.

Reconciliation of Great Plains Net Reserves by Principal Product Type
Forecast Prices and Costs

The following table sets forth a reconciliation of the oil and natural gas reserves of attributable to Great Plains' oil and gas assets as at December 31, 2002 to the oil and natural gas reserves attributable to such assets as at December 31, 2003:

	Light and Medium Oil			Heavy Oil			Associated and Non-Associated Gas		
Factors	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
Dec. 31, 2002	494	177	671	0	0	0	3,869	1,812	5,681
Extensions	0	0	0	0	0	0	191	336	527
Improved Recovery	0	0	0	0	0	0	243	114	357
Technical Revisions	95	(8)	87	0	0	0	169	(981)	(812)
Discoveries	0	0	0	0	0	0	49	0	49
Acquisitions	4	0	4	0	0	0	0	0	0
Dispositions	(404)	(140)	(544)	0	0	0	0	0	0
Economic Factors	12	0	12	0		0	0	0	0
Production	(76)	0	(76)	0	0	0	(808)	0	(808)
Dec. 31, 2003	125	28	154	0	0	0	3,713	1,281	4,994

History - Daily Sales Volumes and Netback

The following table sets forth the daily sales volumes and netbacks attributable to Great Plains' oil and gas assets on a quarterly basis for the periods indicated:

Average Daily Production	Years Ended December 31			
	2003		2002	
	Oil & NGLs (bbls/d)	Natural Gas (mcf/d)	Oil & NGLs (bbls/d)	Natural Gas (mcf/d)
Alberta	138	2,342	143	2,374
British Columbia	-	-	-	16
Saskatchewan	142	370	194	293
Total boe/d	280	452	337	447

	Fiscal Quarter Ended								
	2004	2003[1]				2002[1]			
	Q1	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Avg. Daily Production									
Crude Oil & NGLs (bbls/d)	118	169	137	160	151	147	144	168	174
Natural Gas (mcf/d)	2,537	2,962	2,816	2,430	2,508	2,567	2,738	2,758	2,669
Combined (boe/d)	541	663	606	565	569	575	600	628	619
Avg. Prices									
Crude Oil & NGLs ($/bbl)	39.08	35.85	33.68	33.87	41.93	36.36	30.75	33.92	24.45
Natural Gas ($/mcf)	6.26	5.89	6.30	6.55	8.21	5.69	3.20	4.15	3.27
Combined ($/boe)	38.95	35.34	36.11	37.05	46.15	35.09	23.92	28.78	21.78
Revenue ($/boe)	38.95	35.34	36.11	37.05	46.15	35.09	23.92	28.78	21.78
Royalties ($/boe)	(7.46)	(6.67)	(8.34)	(7.03)	(8.95)	(4.35)	(5.78)	(5.06)	(3.49)
Operating expenses ($/boe)	(8.10)	(6.13)	(9.09)	(6.25)	(6.91)	(8.09)	(7.57)	(5.98)	(5.64)
Operating netbacks ($/boe)	23.39	22.54	18.68	23.77	30.29	22.65	10.56	17.74	12.64

Note:

(1) Does not include properties sold in 2003.

Land Holdings

Great Plains' land holdings as at March 31, 2004 are as follows:

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	80,914	17,931	38,035	15,600	118,949	33,531
British Columbia	6,267	3	8,379	39	14,646	42
Saskatchewan	5,120	940	81,376	80,049	86,496	80,989
Total	92,301	18,874	127,790	95,688	220,089	114,562

Notes:

(1) "**Gross**" refers to the total acres in which Great Plains has or may earn an interest.
(2) "**Net**" refers to the total acres in which Great Plains has or may earn an interest multiplied by the percentage therein owned by Great Plains.

Oil and Natural Gas Wells

The following summarizes Great Plains' interest as at March 31, 2004 in wells which are producing or which are considered to be capable of production:

		Gross(1)		Net(2)	
		Producing	Shut-in(3)	Producing	Shut-in(3)
Oil:	Alberta	37	5	11.529	0.613
	Saskatchewan	10	2	3.985	2.000
Gas:	Alberta	48	3	13.785	1.038
	Saskatchewan	0	0	0	0
	British Columbia	0	1	0	0.003
	Totals	95	11	29.299	3.654

Notes:

(1) "**Gross**" wells refers to the total number of wells in which Great Plains has an interest.
(2) "**Net**" wells refers the total number of wells in which Great Plains has an interest multiplied by Great Plains' percentage working interest therein.
(3) "**Shut in**" wells are defined as wells which have encountered crude oil or natural gas and are capable of producing crude oil or natural gas but which are not producing due to the lack of transportation facilities, available markets or other reasons.

In addition, Great Plains has varying royalty interests in 62 wells (Alberta Gas – 21; Alberta Oil – 31; Saskatchewan Oil – 10; Saskatchewan Gas - 0) and held interest in 16 producing Units.

Drilling Activity

The following table summarizes drilling results with respect to Great Plains' oil and gas assets for the periods indicated:

2004

Q1 2004	Crude Oil		Natural Gas		Service		Dry		Total	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta: Development	0	0	6	0.52	0	0	0	0	6	0.52

2003

Year Ended December 31, 2003	Crude Oil		Natural Gas		Service		Dry		Total	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Alberta:										
Exploratory	0	0	0	0	0	0	0	0	0	0
Development	0	0	13	7.10	0	0	1	0.35	14	7.45
Saskatchewan:										
Exploratory	0	0	0	0	0	0	0	0	0	0
Development	1	0.02	0	0	0	0	0	0	1	0.02

2002

Year Ended December 31, 2003	Crude Oil		Natural Gas		Service		Dry		Total	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Alberta:										
Exploratory	0	0	0	0	0	0	0	0	0	0
Development	0	0	8	3.10	0	0	0	0	8	3.10
Saskatchewan:										
Exploratory	0	0	0	0	0	0	0	0	0	0
Development	0	0	0	0	0	0	1	13	1	0.13

Notes:

(1) "**Gross Wells**" refers to all wells in which Great Plains has an interest.
(2) "**Net**" wells refers to the total number of wells in which Great Plains has an interest multiplied by Great Plains' percentage working interest therein.

Future Development Costs

	Constant Prices and Costs	Forecast Prices and Costs	
Year	**Proved**	**Proved**	**Proved + Probable**
2004	48	48	698
2005	525	533	533
2006	0	0	0
2007	0	0	0
2008	0	0	38
Total	573	581	1,269
Undiscounted	573	581	1,269
Discounted at 10%/year	501	508	1,148

Future development costs will be funded by cash flow from operations.

Future Commitments

Great Plains has formulated plans for $4.4 million of capital expenditure on existing projects, with particular emphasis on Pembina and Hamilton Lake. This includes drilling 16 gross wells at an average working interest of 80 percent, the majority of which would be operated by Great Plains.

Great Plains generally expects to spend 50% to 60% of its budget on existing projects or on plays adjacent to current production. Approximately 30% will be redirected toward the establishment of new core areas. The balance will be used to expose Great Plains to a modest number of higher-risk, high-reward plays which may or may not be internally generated.

Great Plains also has a farm-in and drilling commitment in south-western Saskatchewan that could earn up to 22 sections.

Abandonment and Reclamation Costs

Year	Total Abandonment and Reclamation Costs including Well Abandonment and Disconnect Costs all Net of Salvage Value ($ Thousands)
2004	15
2005	20
2006	31

An estimate is completed for each well in order to determine the cost to abandon the well and reclaim the site. Great Plains' working interest is then applied to that cost to determine Great Plains' share.

Employees

As at the date of the Offer, Great Plains employed four (4) persons on a full-time basis. As part of its business, Great Plains retains the services of consultants, as required, on an ongoing basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations has been prepared in connection with the separation of the Canadian oil and gas properties and assets of Eurogas into a new public corporation, Great Plains. This analysis presents the historic financial position, results of operations and cash flows of Great Plains, on a carve-out basis from Eurogas as if it had operated as a stand-alone entity subject to Eurogas' control.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained elsewhere or incorporated by reference in this Information Circular. Certain statements throughout this report are forward-looking statements which are based on information currently available. Actual results may vary from the estimates and the variations may be significant. See "Special Note Regarding Forward-Looking Statements" in the Circular.

Oil & Gas Sales

	Oil and gas sales	Oil and gas volumes (BOE – 6:1 conversion)	Oil and gas volumes (BOE/day)	Average realized sales price
Three months ended March 31, 2004	$1,867,752	49,268	541	$37.91
Three months ended March 31, 2003	$2,468,535	51,436	572	$47.99
Year ended December 31, 2003	$8,580,659	218,309	598	$39.31
Year ended December 31, 2002	$5,917,967	220,836	605	$26.80
Year ended December 31, 2001	$9,099,339	251,352	689	$36.20

The majority of capital expenditures during the three months ended March 31, 2004 related to land acquisition, which did not result in additional production during the period. The production change between 2002 and 2003 is insignificant, due to capital investment generating production volumes that were largely equivalent to a production decline rate of approximately 18%. Commodity prices are expected to remain strong for the remainder of 2004.

At March 31, 2004, natural gas volumes accounted for approximately 80% of total volumes on a BOE basis.

Royalties

	Royalties, net of ARTC	ARTC	Royalties, before ARTC	As a % of oil and gas sales
Three months ended March 31, 2004	$291,584	$53,800	$345,384	18.5
Three months ended March 31, 2003	$416,992	$49,723	$466,715	18.9
Year ended December 31, 2003	$1,436,869	$301,748	$1,738,617	20.3
Year ended December 31, 2002	$955,047	$84,624	$1,039,671	17.6
Year ended December 31, 2001	$2,029,343	$314,496	$2,343,839	25.8

Royalties as a percentage of oil and gas revenue were higher in 2003 and 2001 due to higher commodity prices and high royalty rates at Haynes, Bigoray West and Pemberton in 2001. The Alberta Royalty Tax Credit ("ARTC") in 2002 was reduced by reassessments related to prior periods.

Operating Expenses

	Total	$/BOE
Three months ended March 31, 2004	$494,781	10.04
Three months ended March 31, 2003	$383,530	7.46
Year ended December 31, 2003	$1,647,687	7.55
Year ended December 31, 2002	$1,683,277	7.62
Year ended December 31, 2001	$1,835,619	7.30

Operating expenses on a BOE basis for 2003, 2002 and 2001 are comparable. For the three months ended March 31, 2004, one-time prior period processing charges at Haynes and Pembina led to the increase in operating costs, with reduced production contributing to the increase on a BOE basis.

General & Administrative Expenses

	Total	$/BOE
Three months ended March 31, 2004	$276,426	5.61
Three months ended March 31, 2003	$332,355	6.46
Year ended December 31, 2003	$1,163,928	5.33
Year ended December 31, 2002	$977,750	4.43
Year ended December 31, 2001	$1,296,743	5.16

Gross general and administrative expenses decreased from the three months ended March 31, 2003 to the three months ended March 31, 2004 due to lower technical consulting and information technology fees incurred. Included in 2003 is $0.1 million of settlement costs associated with a working interest claim. The increased expense in 2001 was attributable to a severance payment.

Depletion, Depreciation And Accretion

	Depletion and Depreciation	Accretion	Total
Three months ended March 31, 2004	$418,954	$18,861	$437,816
Three months ended March 31, 2003	$198,616	$33,639	$232,255
Year ended December 31, 2003	$856,390	$60,709	$917,099
Year ended December 31, 2002	$789,203	$64,607	$853,810
Year ended December 31, 2001	$645,733	$55,852	$701,585

The increase in depletion and depreciation in the three months ended March 31, 2004 over the three months ended March 31, 2003 is impacted by the implementation of National Instrument 51-101 at year ended December 31, 2003, and the result of low volumes of gas reserves attributed to four new wells in the Pembina Rat Creek area.

Capital And Income Taxes

Capital tax expense relates primarily to Large Corporations Tax. Great Plains paid no current income tax in 2003, 2002 or 2001.

The components of the recorded future income tax asset are summarized below:

	Temporary differences related to:			
	Oil and gas properties	Non-capital loss carryforwards	Asset retirement obligation	Total
March 31, 2004	$523,074	-	$571,390	$1,095,004
December 31, 2003	$682,179	-	$595,548	$1,277,727
December 31, 2002	$1,990,401	$182,458	$526,967	$2,699,826
December 31, 2001	$2,709,461	$250,517	$478,505	$3,438,483

The reduction in temporary differences related to oil and gas properties and non-capital loss carry - forwards is due to the application of earnings before taxes. The change in temporary differences relating to the asset retirement obligation arises from the net change between the period provision and actual abandonment and restoration expenditures.

At March 31, 2004, Great Plains had approximately $11 million of tax pools available for deduction against future earnings. These pools are reflected in Great Plains' future income tax asset at March 31, 2004.

Capital Expenditures

Capital expenditures by period are summarized below:

Three months ended March 31, 2004	$2,977,010
Three months ended March 31, 2003	$690,343
Year ended December 31, 2003	$4,404,856
Year ended December 31, 2002	$1,888,512
Year ended December 31, 2001	$2,218,301

For the three months ended March 31, 2004, Great Plains was successful in acquiring two substantial parcels of land: 1,920 acres at Lodgepole, Alberta and 79,822 acres at Staynor, Saskatchewan. The total acquisition price for these parcels was approximately $2.2 million.

In the three months ended March 31, 2003, capital projects include seismic and land acquisition activity at Nestow, Mitsue and Watts Lake, and drilling at the Pembina area.

Capital expenditures for the year ended December 31, 2003 relate to an active drilling program at the operated Hamilton Lake property, as well as non-operated activity at Kitto Lake and Pembina.

For 2002, Great Plains accelerated its natural gas development at its 100% owned Hamilton Lake property and at its non-operated property at Pembina in response to strengthening natural gas prices towards year-end.

For the year ended December 31, 2001, capital projects included drilling at Craigmyle, Northville and Hamilton Lake, as well as land acquisition and drilling at Watts Lake.

A 2004 capital budget of $4.4 million was previously approved for the development of Great Plains' existing asset base. Great Plains management is currently reviewing its plans for the balance of 2004 as a result of Great Plains' year-to-date results and the Offer.

Liquidity And Capital Resources

On July 6, 2004, Great Plains announced its intention to issue, by way of private placement, up to 1.2 million Great Plains Shares at a price of $0.80 per share. The private placement financing closed on July 21, 2004 for gross proceeds of $885,216, representing 1,106,520 Great Plains Shares. Proceeds raised in connection with this financing will be used to fund ongoing capital expenditures. Great Plains is in the process of establishing a line of credit with a Canadian bank.

Great Plains's 2004 capital program totals $4.4 million. Although a significant portion of these budgeted expenditures are discretionary, Great Plains may be required to obtain additional external financing.

Business Risks

Great Plains is engaged in the exploration, development and production of crude oil and natural gas. Great Plains is exposed to a number of risks. See "Risk Factors". Great Plains mitigates these risks by employing experienced and qualified people and using sound business practices. Great Plains complies with all government regulations and maintains an up-to-date emergency response plan. Property and liability insurance is also in place in respect of Great Plains operations.

Critical Accounting Estimates

Oil and Gas Properties

Great Plains follows the full cost method of accounting for exploration and development expenditures whereby all costs related to the exploration for and development of oil and gas reserves are accumulated in separate country-by-country cost centres. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs, and that portion of general and administrative expenses and interest directly attributable to exploration and development activities. The estimate of underlying reserves impact the carrying value of Great Plains' oil and gas properties and the associated depletion and depreciation.

Recovery of Capitalized Costs

On January 1, 2004 Great Plains adopted the new CICA Full Cost Accounting Guideline AcG-16, Oil and Gas Accounting – Full Cost which replaces AcG-5 Full Cost Accounting in the oil and gas industry. This guideline recognizes impairment when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future net cash flows based on estimated future costs and commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and a portion of probable reserves are used in estimating fair value. This cost centre impairment test is conducted, at a minimum, at each annual balance sheet date. Previously, the "cost ceiling" limited the net book value of the oil and gas properties, by cost centre, to the undiscounted and unescalated future net revenues from production of proved reserves.

The application of the new Accounting Guideline has no impact on Great Plains's financial statements.

Depletion and depreciation of Canadian oil and gas properties and equipment is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. The cost of undeveloped properties at March 31, 2004 totalled $3.3 million, and is excluded from the depletion calculation. Such costs are excluded until quantities of proved reserves are found or impairment occurs. Volumes are converted to equivalent units using the ratio of one barrel of oil to six mcf of natural gas. Future development costs totaling $0.6 million were included in the depletion and ceiling test calculations.

Asset Retirement Obligation

The present value of expected future abandonment and reclamation costs is recorded on the balance sheet as both a liability and oil and gas properties at the time the obligation is incurred (the completion of drilling). The present value of the estimated future cost has been determined using an inflation rate of 1.5% and an annual adjusted discount rate of 5%. The amount included as oil and gas properties is depleted over the life of the reserves by the unit-of-production method. The liability accretes until Great Plains settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

Measurement Uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the accretion expense associated with the asset retirement obligation and the cost recovery calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

DESCRIPTION OF SHARE CAPITAL

Common Shares

The authorized capital of Great Plains consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of preferred shares issuable in series having the rights, privileges, restrictions and conditions set forth below.

The holders of the Common Shares are entitled to dividends as and when declared by the Board of Directors of Great Plains, to one vote per share at meetings of shareholders of Great Plains and, upon liquidation, to receive such assets of Great Plains as are distributable to the holders of the Common Shares.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as determined by the directors of Great Plains. The directors of Great Plains may also fix by resolution the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each such series.

Dividend Policy

Great Plains has not paid any dividends since its incorporation. It is not anticipated that Great Plains will pay regular dividends in the foreseeable future. Any decision to pay dividends on the Great Plains Shares will be made by the Board of Directors of Great Plains on the basis of its earnings, financial requirements and other conditions existing at such future time.

PRINCIPAL SHAREHOLDERS

The only shareholder owning of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Great Plains Shares as at the date hereof, is Dundee Bancorp Inc., holding approximately 47% of the Great Plains Shares.

MARKET FOR SECURITIES

The outstanding Great Plains Shares are listed for trading on the TSX under the symbol "GPX". The volume of trading and price ranges of the Great Plains Shares on the TSX are set forth in the following table for the periods indicated.

Period	High	Low	Volume
2004:			
June 18 to 30	$1.25	$1.10	26,173
July 1 to 22	$1.40	$0.90	278,685

The closing price of the Great Plains Shares on the TSX on July 22, 2004 was $1.19.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, office held with Great Plains, principal occupation and security holdings of each person who is a director or officer of Great Plains. Messrs. Leitch, MacRae and Poscente have been directors since March 4, 2004 and Messrs. Charter and Gibson since June 11, 2004.

Name and Municipality of Residence	Position with Great Plains	Principal Occupation During the Last Five Years	Common Shares Beneficially Owned	Percentage of Common Shares
Donald K. Charter Etobicoke, Ontario	Director	Chairman, President and Chief Executive Officer of Dundee Securities Corporation, Chairman and Chief Executive Officer of Dundee Private Investors Inc. and Dundee Insurance Agency Ltd.	Nil	Nil
Stephen P. Gibson Bragg Creek, Alberta	Director, President and Chief Executive Officer	President and Chief Executive Officer of Great Plains	500,000	3.1%
Donald R. Leitch Calgary, Alberta	Director, Secretary	Barrister and Solicitor Partner, Carscallen Lockwood LLP	Nil	Nil
Garth A.C. MacRae Etobicoke, Ontario	Director, Chairman	Vice Chairman of Dundee Bancorp Inc., financial service and merchant banking company	21,062	<1.0%
Robert R. Padget Calgary, Alberta	Vice President, Engineering & Operations	Vice President, Engineering and Operations of Great Plains	150,000	<1.0%
Julio Poscente Calgary, Alberta	Director	Chief Executive Officer and Chairman of Eurogas	219,240	1.4%
Thomas K. Rouse Calgary, Alberta	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Great Plains	200,000	1.2%

Directors are elected to hold office until the next annual meeting of the shareholders of Great Plains.

All of the directors and officers have held their present principal occupation, or been engaged in other positions or capacities with the firm referred to, or with affiliates thereof, for at least five years with the exceptions of Stephen P. Gibson, Thomas K. Rouse and Robert R. Padget.

Mr. Gibson, age 45, is the President and Chief Executive Officer of Great Plains. Mr. Gibson obtained a management diploma from the University of Calgary in 1993. Mr. Gibson is a full time employee of Great Plains. Mr. Gibson has not entered into a non-competition or non-disclosure agreement with Great Plains. Mr. Gibson was President and Chief Executive Officer of Rider Resources Inc. ("Rider") from December 2000 until February 2003, leading the company's rapid growth until its takeover. Prior to joining Rider, Mr. Gibson was a principal with a New York-based investment-banking firm specializing in energy investments. Prior to this, Mr. Gibson was President and Chief Executive Officer of Probe

Exploration Inc. from 1994 to 2000. Mr. Gibson started his career as a landman has a total of twenty years of business experience, specializing in acquisition, capital structuring and corporate finance.

Mr. Rouse, CMA, age 47, is the Vice President and Chief Financial Officer of Great Plains. Mr. Rouse obtained his Bachelor of Commerce from the University of Saskatchewan in 1983, and is an active member of the Society of Management Accountants – Alberta. Mr. Rouse is a full time employee of Great Plains. Mr. Rouse has not entered into a non-competition or non-disclosure agreement with Great Plains. Mr. Rouse was Vice President, Finance and Chief Financial Officer of Rider from November 1996 until February 2003, when the company was taken over. Mr. Rouse has twenty-four years of professional accounting experience primarily spent in the oil and natural gas industry. From 1993 to 1996, Mr. Rouse was controller at Petrorep Resources Ltd., an intermediate oil and gas company.

Mr. Padget, P. Eng, age 54, is the Vice President, Engineering and Operations of Great Plains. Mr. Padget graduated with a Bachelor of Engineering (Electrical) from the University of Saskatchewan in 1972, and is an active member of APEGGA, CIM and SPE. Mr. Padget is a full time employee of Great Plains and has 30 years' experience in the petroleum industry in the fields of reservoir engineering, production and exploitation. Mr. Padget was previously at Seventh Energy Ltd. where he was Vice President, Engineering and Operations from 2003 until the company was sold in 2004. From 1996 to 2002, Mr. Padget was with Encal and its successor company, Calpine Canada Resources, most recently as Vice President, Engineering and Operations.

There are 16,292,686 Great Plains Shares issued and outstanding and a further 3,000,000 Great Plains Shares reserved for issuance pursuant to employee stock options. The directors and officers of Great Plains beneficially own 1,090,302 Great Plains Shares representing approximately 7% of the total outstanding Great Plains Shares.

The Board of Directors, formed pursuant to the Plan of Arrangement, intends to establish an Audit Committee and a Compensation, Nomination and Corporate Governance Committee at its next board meeting following the completion of the Offer.

OPTIONS TO PURCHASE SECURITIES

Great Plains has established a stock option plan (the "Great Plains Stock Option Plan"), the purpose of which will be to grant options to purchase Great Plains Shares to designated individuals of Great Plains and its affiliates.

The Great Plains Stock Option Plan is administered by the Board of Directors of Great Plains or if appointed, a special committee of directors appointed from time to time by the board. Under the Great Plains Stock Option Plan, a total of 3,000,000 Great Plains Shares are reserved for the grant of options.

The aggregate number of Great Plains Shares reserved for issuance to any one person under the Great Plains Stock Option Plan do not exceed 5% of the issued and outstanding Great Plains Shares on a non-diluted basis. The Great Plains Stock Option Plan contains further restrictions on the number of Great Plains Shares which may be issued, in one year, to officers and directors. At no time under the Great Plains Stock Option Plan shall there be issued to officers or directors, in any one year period, more than 10% of the issued and outstanding Great Plains Shares nor shall there be issued to any one officer or director, in any one year, more than 5% of the issued and outstanding Great Plains Shares.

The option price per share shall be the closing market price of the Great Plains Shares on the TSX on the trading day prior to the granting of the option or if there is no such closing market price, the average of the closing bid and ask price on the TSX on the trading day prior to the granting of the option.

All options granted must be exercised within a period of ten (10) years from the date the options are granted. The vesting period or periods, within this ten (10) year exercise period, shall be determined by the Board of Directors of Great Plains at the time of grant.

Outstanding Options

As at July 23, 2004, there are 1,790,000 options outstanding to purchase Great Plains Shares. Of this amount, 700,000 options were held by the Named Executive Officers and the balance of 1,090,000 options were held by other persons. Such options were granted as follows:

Date of Grant	Exercise Price $/Common Share	Common Shares Outstanding Under Option at July 23, 2004
Named Executive Officers:		
April 30, 2004	$0.75	550,000
July 5, 2004	$0.90	150,000
Others:		
April 30, 2004	$0.75	50,000
July 5, 2004	$0.90	25,000
June 11, 2004[(1)]	$1.12	1,015,000

Note:

(1) Pursuant to the Arrangement, holders of options to purchase Eurogas common shares were issued options to purchase Great Plains Shares. The holders of these options who are not officers, directors, employees or consultants of Great Plains are entitled to exercise such options for Great Plains Shares until December 8, 2004.

COMPENSATION OF DIRECTORS

Directors are entitled to participate in the stock option plan. No stock options have been issued to any non-management members of the Board of Directors of Great Plains. Each director will be entitled to be reimbursed for all reasonable out-of-pocket expenses incurred incidental to attending a board or committee meeting.

As of the date hereof, Great Plains has not finalized a policy of directors' and officers' liability insurance. Great Plains intends to have such insurance in place on terms and conditions customary for junior oil and gas businesses in the near future.

EXECUTIVE COMPENSATION

Compensation of Directors and Officers

The following table sets forth all annual and long term compensation for services in all capacities to Great Plains for the current year of the Chief Executive Officer and the other most highly compensated officers whose total salary and bonus will exceed $100,000 (the "Named Executive Officers"). As of the date of this Circular, Messrs. Gibson, Rouse and Padget have received partial compensation ("Partial Compensation"), in lieu of a salary, from Great Plains. The Partial Compensation amounts do not exceed $15,000 in the case of Mr. Gibson, $12,000 in the case of Mr. Rouse and $3,000 in the case of Mr. Padget. Upon finalization of their respective employment contracts with Great Plains and the determination of their respective salaries, Great Plains will make salary payments (less the Partial Compensation amounts) to Mr. Gibson, Mr. Rouse and Mr. Padget retroactive to the starting date of their employment. See "Employment Agreements".

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other compensation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Stephen P. Gibson (2) President and Chief Executive Officer	2004	see Note 5	-	-	350,000	-	-	-
Thomas K. Rouse (3) Vice President and Chief Financial Officer	2004	see Note 5	-	-	200,000	-	-	-
Robert R. Padget (4) Vice President, Engineering and Operations	2004	see Note 5	-	-	150,000	-	-	-

Notes:

(1) Where no figures have been provided, the only other compensation was taxable benefits which did not exceed minimum threshold disclosure levels.
(2) Mr. Gibson commenced employment as President and CEO of Great Plains effective April 30, 2004.
(3) Mr. Rouse commenced employment as Vice President Finance and CFO effective April 30, 2004.
(4) Mr. Padget commenced employment as Vice President, Engineering & Operations effective June 21, 2004.
(5) Mr. Gibson, Mr. Rouse and Mr. Padget have not received any salary from Great Plains but have received Partial Compensation as noted above. See "Executive Compensation - Employment Agreements".

Option Grants During the Most Recently Completed Financial Year

The following table sets forth options granted under the stock option plan of Great Plains (the "Plan") during the current year to each of the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)(2)	Expiration Date
Stephen P. Gibson President and Chief Executive Officer	350,000	45%	$0.75	See Note 3	April 29, 2009
Thomas K. Rouse Vice President and Chief Financial Officer	250,000	26%	$0.75	See Note 3	April 29, 2009
Robert R. Padget (4) Vice President, Engineering and Operations	150,000	19%	$0.90	$0.90	July 4, 2009

Notes:

(1) Except in the case of the grants to Mr. Gibson and Mr. Rouse, the exercise price of options is set at not less than the market price of the Common Shares on the day prior to the date of grant.
(2) Great Plains does not have any SARs outstanding.
(3) Great Plains Shares were not listed and posted for trading on the date of grant.

None of the Named Executive Officers have exercised any options granted to them under the Great Plains Plan.

Indebtedness of Directors and Executive Officers

None of the directors and officers of Great Plains nor any of their associates or affiliates is now or has been indebted to Great Plains.

Employment Agreements

The Named Executives have agreements with Great Plains for their respective employment with Great Plains; however, Great Plains is presently finalizing the terms of formal employment contracts with Messrs. Gibson, Rouse and Padget. It is expected that the employment contract will contain terms and conditions customary for executives and management of a junior oil and gas company. Subject to finalization between the parties, it is expected that Mr. Gibson's salary will not exceed $180,000 per annum, Mr. Rouse's salary will not exceed $140,000 per annum, Mr. Padget's salary will not exceed $125,000 per annum and that termination provisions will not exceed 24 months in lieu of notice in the case of Mr. Gibson, 18 months in lieu of notice in the case of Mr. Rouse and 12 months in lieu of notice in the case of Mr. Padget.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, nominee for director or senior officer of Great Plains, any shareholder who beneficially owns more than 10% of the Great Plains Shares or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction since the inception of Great Plains that has materially affected, or will materially affect, Great Plains. Stephen P. Gibson, a director and President and CEO, Thomas K. Rouse, Vice President, Finance and CFO, and Robert R. Padget, Vice President, Engineering & Operations, each participated in a private placement for 500,000 Great Plains Shares ($400,000), 200,000 Great Plains Shares ($160,000) and 150,000 Great Plains Shares ($120,000) respectively. See "Prior Sales". Carscallen Lockwood LLP, of which Donald R. Leitch, a director and the Corporate Secretary of Great Plains, is a partner, provides legal services to Great Plains from time to time.

Indebtedness of Directors and Executive Officers

No officer or director of Great Plains is indebted to Great Plains.

PRIOR SALES

The following table sets forth information regarding sales of Great Plains Shares by Great Plains during the past twelve months:

Date of Issue	Number of Great Plains Shares issued	Issue Price per Great Plains Share
July 23, 2004	1,106,250	$0.80

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Great Plains as at December 31, 2003, as at March 31, 2004 before giving effect to the Offer and as at March 31, 2004 after giving effect to the Offer and the issuance of Great Plains Shares by Great Plains pursuant to its private placement financing. The table should be read in conjunction with the financial statements and notes thereto included in Appendix "C".

	Authorized	As at December 31, 2003 (audited)	As at March 31, 2004 (unaudited) on a pro forma basis	As at March 31, 2004 after giving effect to the Offer and private placement (unaudited)(1)
Bank debt		Nil	Nil	$4,850,000
Preferred Shares	unlimited	Nil	Nil	Nil
Common Shares	unlimited	Nil	15,186,436	26,594,370(1) (2)

Notes:

C0069

(1) Assumes the acquisition of EnEx Shares pursuant to the Offer is paid for with the maximum cash offered of $4,850,000, resulting in 10,301,684 Great Plains Shares being issued.

(2) Includes Common Shares issuable upon the exercise of 844,840 Agent's Options and 1,745,000 EnEx Options; but does not include Great Plains Shares issuable upon exercise of 1,367,500 EnEx Warrants.

RISK FACTORS

An investment in Great Plains should be considered highly speculative due to the nature of Great Plains' involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Great Plains.

The petroleum industry is competitive in all its phases. Great Plains competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Great Plains' competitors include oil companies which have greater financial resources, staff and facilities than those of Great Plains. Great Plains' ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods of reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Great Plains. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. Great Plains' oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Both oil and natural gas prices are unstable and are subject to fluctuations. Any material decline in prices could result in the reduction of Great Plains' net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Great Plains' reserves. Great Plains might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Great Plains' net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings which might be made available to Great Plains are typically determined in part by the borrowing base of Great Plains. A sustained material decline in prices from historical average prices could reduce Great Plains' borrowing base, therefore reducing the bank credit available to Great Plains and could require that a portion of such bank debt be repaid.

Great Plains uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future net cash flows. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk free rate of interest. Both proved and a portion of probable reserves are used in estimating fair value. This impairment test is conducted as at each annual balance sheet date, or more frequently if conditions indicating impairment are present.

From time to time Great Plains may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline, however, if commodity prices increase beyond the levels set in such agreements, Great Plains will not benefit from such increases.

From time to time Great Plains may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar, however, if the Canadian dollar declines in value compared to the United States dollar, Great Plains will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities or other property and the environment or in personal injury. In accordance with industry practice, Great Plains is not fully insured against all of these risks, nor are all such risks insurable. Although Great Plains maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Great Plains could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Great Plains and may delay exploration and development activities. To the extent Great Plains is not the operator of its oil and gas properties, Great Plains is dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title review will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Great Plains which could result in a reduction of the revenue received by Great Plains.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Great Plains. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from Great Plains' oil and gas assets have been independently evaluated effective January 1, 2004 by GLJ. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Great Plains. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time Great Plains may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Great Plains' debt levels above industry standards. Depending on the future exploration and development plans, Great Plains may require additional equity and/or debt financing which may not be available or if available, may not be available on favourable terms.

Certain directors of Great Plains are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, are subject to the procedures and remedies of the CBCA.

Great Plains' success depends in large measure on certain key executive personnel. The loss of the services of such key personnel could have a material adverse affect on Great Plains. Great Plains does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Great Plains are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Great Plains will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretions, integrity and good faith of the management of Great Plains.

PROMOTERS

Eurogas may be considered a promoter of Great Plains as it was responsible for taking the initiative in founding and organizing the business of Great Plains pursuant to the Arrangement. Great Plains acquired all of its oil and natural gas assets from Eurogas effective June 11, 2004. Eurogas does not hold any securities in Great Plains. Eurogas currently shares office facilities and certain administrative support with Great Plains. See "Great Plains Exploration Inc. - General".

LEGAL PROCEEDINGS

Great Plains is not involved in any material legal proceedings, nor it is aware of any such proceedings that are contemplated.

MATERIAL CONTRACTS

The material contracts of Great Plains which have been entered into within four years from the date hereof are:

(a) Pre-Acquisition Agreement between Energy Explorer Inc., and Great Plains Exploration Inc. dated as of July 7, 2004; and

(b) Arrangement Agreement between Eurogas Corporation and Great Plains Exploration Inc. dated March 30, 2004.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Ernst & Young LLP, Chartered Accountants are the auditors of Great Plains.

The registrar and transfer agent for the Great Plains Shares is Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario.

Offices of the Depositary

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

By Hand or Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9

CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Telephone:	(416) 643-5500
Toll Free:	1-800-387-0825
Email:	inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

APPENDIX "B"
FINANCIAL STATEMENTS OF GREAT PLAINS

Great Plains Exploration Division

March 31, 2004 and Compensation of Directors
December 31, 2003 and 2002

AUDITORS' REPORT

To the Board of Directors of Great Plains Exploration Inc.:

We have audited the balance sheets of the Great Plains Exploration Division, a segment of Eurogas Corporation, as at December 31, 2003 and 2002 and the statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the segment's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Great Plains Exploration Division as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 1, the Great Plains Exploration Division was a component of Eurogas Corporation in 2003 and 2002 and had no separate legal status.

Ernst + Young LLP

Calgary, Alberta
July 23, 2004

Chartered Accountants

BALANCE SHEETS

(See Basis of Presentation – Note 1)

As at

	March 31, 2004 $	December 31, 2003 $	December 31, 2002 $
	(unaudited)		
ASSETS			
Current			
Accounts receivable, prepaids and other	**1,275,905**	1,653,614	1,391,031
Oil and gas properties *[note 3]*	**10,766,610**	8,208,555	4,462,787
Future income taxes *[note 4]*	**1,095,004**	1,277,727	2,699,826
	13,137,519	11,139,896	8,553,644
LIABILITIES AND NET INVESTMENT			
Current			
Accounts payable and accrued liabilities	**1,946,810**	1,584,954	891,719
Asset retirement obligations	**1,471,391**	1,466,146	1,251,109
	3,418,201	3,051,100	2,142,828
Net investment	**9,719,318**	8,088,796	6,410,816
	13,137,519	11,139,896	8,553,644

See accompanying notes.

On behalf of the Board:

(signed) *Stephen P. Gibson*
Director

(signed) *Julio Poscente*
Director

STATEMENTS OF OPERATIONS

(See Basis of Presentation – Note 1)

	For the three-month period ended March 31,		For the year ended December 31,	
	2004	2003	2003	2002
	$	$	$	$
	(unaudited)			
Revenues				
Oil and gas sales	**1,867,752**	2,468,535	8,580,659	5,917,967
Royalty expense	**(291,584)**	(416,992)	(1,436,869)	(955,047)
	1,576,168	2,051,543	7,143,790	4,962,920
Expenses				
Operating	**494,781**	383,530	1,647,687	1,683,277
General and administrative	**276,426**	332,355	1,163,928	977,750
Interest	**2,541**	2,875	11,500	11,500
Depreciation, depletion and accretion	**437,816**	232,255	917,099	853,810
	1,211,564	951,015	3,740,214	3,526,337
Earnings before taxes	**364,604**	1,100,528	3,403,576	1,436,583
Taxes				
Provision for future income taxes *[note 4]*	**182,723**	332,943	1,422,099	738,657
Capital taxes	**6,295**	5,700	21,499	17,239
	189,018	338,643	1,443,598	755,896
Net earnings	**175,586**	761,885	1,959,978	680,687

See accompanying notes.

STATEMENTS OF CASH FLOWS

(See Basis of Presentation – Note 1)

	For the three-month period ended March 31,		For the year ended December 31,	
	2004	2003	2003	2002
	$	$	$	$
	(unaudited)			
Operating activities				
Net earnings	**175,586**	761,885	1,959,978	680,687
Items not affecting cash				
Depreciation, depletion and accretion	**437,816**	232,255	917,099	853,810
Provision for future income taxes	**182,723**	332,943	1,422,099	738,657
	796,125	1,327,083	4,299,176	2,273,154
Changes in non-cash operating working capital balances	**739,565**	(409,829)	430,650	(868,226)
Abandonment and site restoration	**(13,616)**	(6,841)	(114,555)	(257,478)
Cash provided by operating activities	**1,522,074**	910,413	4,615,271	1,147,450
Financing activities				
Increase (decrease) in net investment by Eurogas Corporation	**1,454,936**	(220,070)	(210,415)	741,062
Cash provided by (used in) financing activities	**1,454,936**	(220,070)	(210,415)	741,062
Investing activities				
Investment in oil and gas properties	**(2,977,010)**	(690,343)	(4,404,856)	(1,888,512)
Cash used in investing activities	**(2,977,010)**	(690,343)	(4,404,856)	(1,888,512)
Increase (decrease) in cash	**—**	—	—	—
Cash, beginning of period	**—**	—	—	—
Cash, end of period	**—**	—	—	—

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in connection with the separation of the majority of the Canadian oil and gas properties and assets of Eurogas Corporation ("Eurogas") into a new public corporation, Great Plains Exploration Division ("Great Plains"). These financial statements present the historic financial position, results of operations and cash flows of Great Plains, on a carve-out basis from Eurogas as if it had operated as a stand-alone entity subject to Eurogas' control. The Great Plains financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The financial statements include Eurogas' interests in the assets, liabilities, revenues and expenses directly attributable to Great Plains and management's estimates of general and administrative expenses directly related to these operations. The majority of general and administrative expenses have been allocated based on the respective business' oil and gas revenues, although certain general and administrative expenses have been allocated in a manner that more closely reflects the service provided. These estimates are considered by management to be the best available approximation of the expenses that Great Plains would have incurred had it operated on a stand-alone basis over the periods presented. Income taxes have been calculated based upon the combined federal and provincial marginal income tax rate. All excess cash flows related to the Great Plains' operations within Eurogas are assumed to be distributed to Eurogas and all cash flow deficiencies are assumed to be funded by Eurogas.

The accompanying financial statements have been prepared from the books and records of Eurogas. As a result of the basis of presentation described above, these financial statements may not necessarily be indicative of the results that would have been attained if Great Plains had operated as a stand-alone entity for the periods presented.

The assets of Great Plains are available for the satisfaction of the debts, contingent liabilities and commitments of Eurogas and not just those liabilities presented in the accompanying balance sheets.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

Financial instruments

Great Plains' financial instruments consist of accounts receivable and accounts payable. For all periods presented, the fair value of financial instruments approximated book value due to the near term maturity or the associated interest rate terms.

Exploration and development expenditures

Great Plains follows the full cost method of accounting for exploration and development expenditures whereby all costs related to the exploration for and development of oil and gas reserves are accumulated in one Canadian cost centre. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs, and that portion of general and administrative expenses and interest directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss. When a significant portion of properties is sold a gain or loss is recorded and reflected in the statement of operations.

Recovery of capitalized costs

Great Plains performs a cost recovery test which recognizes impairment when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future net cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and a portion of probable reserves are used in estimating fair value. This cost centre impairment test is conducted at each annual balance sheet date, or more frequently if conditions indicating potential impairment are present.

Joint ventures

Substantially all of Great Plains' exploration, development and production activities are conducted jointly with other entities and accordingly the financial statements reflect only Great Plains' proportionate interest in such activities.

Revenue recognition

Oil and natural gas sales are recognized when commodities are sold.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

Depletion and depreciation

Depletion and depreciation of oil and gas properties and equipment is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed in each period. Undeveloped properties are excluded from the depletion calculation until quantities of proved reserves are found or impairment occurs. Volumes are converted to equivalent units using the ratio of one barrel of oil to six mcf of natural gas. Depreciation of office equipment and computer equipment is provided for on a 10% and 35% straight-line basis respectively.

Asset retirement obligation

The present value of expected future abandonment and reclamation costs is recorded on the balance sheet as both a liability and oil and gas properties at the time the obligation is incurred (the completion of drilling). The amount included as oil and gas properties is depleted over the life of the reserves by the unit-of-production method. The liability accretes until Great Plains settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Corporation's net interest in the respective sites. The present value is determined using an inflation rate of 2% and an annual adjusted discount rate of 5%, with wells abandoned and reclaimed within six years after the end of their reserve life.

Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the accretion expense and the cost estimates associated with the asset retirement obligation and the cost recovery calculation and fair value estimates are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Income taxes

Income taxes are recorded using the liability method of accounting. Under this method, future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset and liability using substantively enacted income tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future tax assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

2. CHANGES IN ACCOUNTING POLICY

Asset Retirement Obligations

On January 1, 2004, Great Plains adopted the new standard of the CICA Handbook Section 3110, Asset Retirement Obligations. This standard requires the present value of the expected future abandonment and reclamation costs to be recorded on the balance sheet as both a liability and a charge to oil and gas properties at the time the obligation is incurred (the completion of drilling). The amount included as oil and gas properties is depleted over the life of the reserves by the unit-of-production method. The liability accretes until Great Plains settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit-of-production method.

This new standard has been applied retroactively with restatement of prior period financial statements. The impact on the December 31, 2001 balance sheet is as follows:

	As previously determined	Change	As restated
Oil and gas properties	3,187,073	136,269	3,323,342
Future income tax asset	3,147,325	291,158	3,438,483
Asset retirement obligations	303,305	819,418	1,122,723

The opening net investment as of January 1, 2002 has been decreased by $391,991 as a result of the retroactive application of the new accounting standard. Great Plains estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $3.2 million which will be incurred between 2004 and 2047.

A reconciliation of the asset retirement obligation is provided below:

	Three month period ended March 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Balance, beginning of period	1,466,146	1,251,109	1,122,722
Liabilities incurred in period	—	268,883	321,258
Liabilities settled in period	(13,616)	(114,555)	(257,478)
Accretion expense	18,861	60,709	64,607
Balance, end of period	1,471,391	1,466,146	1,251,109

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

Recovery of Capitalized Costs

On January 1, 2004, Great Plains adopted the new CICA Full Cost Accounting Guideline AcG-16, *Oil and Gas Accounting – Full Cost which replaces AcG-5 Full Cost Accounting in the oil and gas* industry. This guideline recognizes impairment when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future net cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and a portion of probable reserves are used in estimating fair value. This cost centre impairment test is conducted as at each annual balance sheet date. Previously, the "cost ceiling" limited the net book value of the oil and gas properties, by cost centre, to the undiscounted and unescalated future net revenues from production of proved reserves. The application of the new Accounting Guideline has no impact on Great Plains' financial statements.

3. OIL AND GAS PROPERTIES

	March 31, 2004 $ (unaudited)	December 31, 2003 $	December 31, 2002 $
Cost	**37,074,578**	34,097,568	29,495,411
Accumulated depletion and depreciation	**(26,307,968)**	(25,889,013)	(25,032,624)
Net book value	**10,766,610**	8,208,555	4,462,787

At March 31, 2004 oil and gas properties include $3,279,218 (March 31, 2003 - $848,445, December 31, 2003 - $1,094,487, December 31, 2002 - $848,445) relating to unproved properties, which have been excluded from the depletion and ceiling test calculations. Future development costs relating to proved undeveloped reserves of $573,000 (March 31, 2003 - $723,000, December 31, 2003 - $573,000, December 31, 2002 – $723,000) are included in the depletion and ceiling test calculations.

In the period ended March 31, 2004 Great Plains has capitalized $36,225 of general and administrative expenses (March 31, 2003 - $30,000, year ended December 31, 2003 - $295,360, December 31, 2002 – $284,769).

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

4. INCOME TAXES

Great Plains' future Canadian income tax assets are as follows:

	March 31, 2004 $	December 31, 2003 $	December 31, 2002 $
	(unaudited)		
Temporary differences related to:			
Oil and gas properties	**523,074**	682,179	1,990,401
Non-capital loss carry-forwards	**—**	—	182,458
Asset retirement obligation	**571,930**	595,548	526,967
	1,095,004	1,277,727	2,699,826

At March 31, 2004, Great Plains has exploration and development costs and undepreciated capital costs available for deduction against future taxable income of approximately $11 million.

The provision for income taxes differs from the amount computed by applying the combined Canadian federal and provincial tax rate of 38.87% for the period ended March 31, 2004 (March 31, 2003 – 40.62%, December 31, 2003 – 40.62%, December 31, 2002 – 42.12%) to the earnings before taxes of $364,604 for the period ended March 31, 2004 (March 31, 2003 – $1,100,528, December 31, 2003 – $3,403,576, December 31, 2002 – $1,436,583). The difference results from the following:

	March 31, 2004 $	March 31, 2003 $	December 31, 2003 $	December 31, 2002 $
	(unaudited)	(unaudited)		
Computed expected provision for taxes	**141,721**	447,034	1,382,533	7
Effect on taxes of:				
Non-deductible crown royalties, net of ARTC	**59,153**	106,665	369,622	326,840
Resource allowance	**(61,151)**	(129,842)	(399,676)	(221,659)
Rate adjustment and other	**43,000**	(90,914)	69,620	28,387
Provision for future income taxes	**182,723**	332,943	1,422,099	738,657

Cash taxes paid during the three months ended March 31, 2004 and March 31, 2003, and for the years ended December 31, 2003 and 2002 approximate capital tax expense in each period.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

5. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2004, $30,000 (three months ended March 31, 2003 - $30,000, year ended December 31, 2003 - $120,000, year ended December 31, 2002 - $120,000) was paid to a management corporation which remunerated a Director of the Corporation for his services.

At March 31, 2004, the management corporation was not indebted to the Corporation for joint venture billings on wells in which it was a partner (December 31, 2003 – NIL, December 31, 2002 - $58,425).

6. SUBSEQUENT EVENTS

On July 6, 2004, Great Plains announced its intent to issue, by way of private placement to officers, employees and consultants of Great Plains, up to 1.2 million common shares at a price of $0.80 per share. The private placement offering closed on July 21, 2004 with 1,106,250 shares issued. The proceeds of the offering will be used to fund ongoing capital expenditures of Great Plains.

On July 8, 2004 Great Plains and Energy Explorer Inc. ("EnEx") announced their intention to enter into a business combination agreement pursuant to which Great Plains will make an offer to purchase all of the issued and outstanding common shares of EnEx. Great Plains will acquire EnEx shares on the basis of 0.6155 of a Great Plains share or, at the election of EnEx shareholders, $0.67 cash per share, subject to a cash maximum of $4.85 million.

Pursuant to the Eurogas Corporation Management Information Circular dated April 5, 2004, a total of 1,640,000 options were issued by Great Plains to directors, officers, employees and consultants of Great Plains and Eurogas Corporation. The exercise price of the options ranges from $0.75 to $1.12.

APPENDIX "C"
PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements

Great Plains Exploration Inc.

March 31, 2004

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Great Plains Exploration Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Great Plains Exploration Inc. ("Great Plains") as at March 31, 2004, and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004, and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Great Plains" to the unaudited financial statements of the Great Plains Exploration Division of Eurogas Corporation as at March 31, 2004, and for the three months then ended and the audited financial statements of Great Plains for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Energy Explorer Inc." to the unaudited financial statements of Energy Explorer Inc. as at March 31, 2004, and for the three months then ended and the audited financial statements of Energy Explorer Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Great Plains who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Great Plains" and "Energy Explorer Inc." as at March 31, 2004, and for the three months then ended and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Calgary, Alberta
July 23, 2004

Chartered Accountants

Great Plains Exploration Inc.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

As at March 31, 2004

	Great Plains $	Energy Explorer Inc. $	Pro Forma Adjustments $	Notes	Pro Forma Consolidated $
ASSETS					
Current					
Cash and short term deposits	—	3,468,665	885,000	2 (c)	7,512,662
			1,825,000	2 (d)	
			1,333,997	2 (e)	
Accounts receivable, prepaids and other	1,275,905	886,404	—		2,162,309
	1,275,905	4,355,069	4,043,997		9,674,971
Oil and gas properties	10,766,610	8,450,008	1,638,505	2 (e)	20,855,123
Future income taxes	1,095,004	—	(1,095,004)	2 (e)	—
Goodwill	—	—	3,760,485	2 (e)	3,760,485
	13,137,519	12,805,077	8,347,983		34,290,579
LIABILITIES, NET INVESTMENT AND SHAREHOLDERS' EQUITY					
Current					
Accounts payable and accrued liabilities	1,946,810	2,204,425	650,000	2 (e)	4,801,235
Revolving demand loan	—	—	4,850,000	2 (e)	4,850,000
	1,946,810	2,204,425	5,500,000		9,651,235
Future income taxes	—	1,801,483	636,887	2 (e)	1,343,366
			(1,095,004)	2 (e)	
Asset retirement obligation	1,471,391	403,500	—		1,874,891
	3,418,201	4,409,408	5,041,883		12,869,492
Shareholders' equity					
Common shares	—	4,985,064	9,719,318	2 (a)	21,421,087
			3,467,107	2 (b)	
			885,000	2 (c)	
			1,825,000	2 (d)	
			1,333,997	2 (e)	
			(11,611,168)	2 (e)	
			10,816,769	2 (e)	
Common share purchase warrants	—	3,467,107	(3,467,107)	2 (b)	—
Contributed surplus	—	54,395	(54,395)	2 (e)	—
Retained earnings (deficit)	—	(110,897)	110,897	2 (e)	—
Eurogas Corporation net investment	9,719,318	—	(9,719,318)	2 (a)	—
	9,719,318	8,395,669	3,306,100		21,421,087
	13,137,519	12,805,077	8,347,983		34,290,579

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

	Great Plains $	Energy Explorer Inc. $	Pro Forma Adjustments $	Notes	Pro Forma Consolidated $
Revenues					
Oil and gas sales	8,580,659	1,134,569			9,715,228
Royalty expense	(1,436,869)	(228,006)			(1,664,875)
Interest income	—	61,854			61,854
	7,143,790	968,417	—		8,112,207
Expenses					
Operating	1,647,687	192,657			1,840,344
General and administrative	1,163,928	385,116			1,549,044
Interest	11,500	7,292			18,792
Depreciation, depletion and accretion	917,099	345,402	194,572	2(f)	1,457,073
	3,740,214	930,467	194,572		4,865,253
Earnings before taxes	3,403,576	37,950	(194,572)		3,246,954
Taxes					
Provision for future income taxes (recovery)	1,422,099	(71,666)	(75,630)	2(g)	1,274,803
Capital taxes	21,499	—			21,499
	1,443,598	(71,666)	(75,630)		1,296,302
Net earnings	1,959,978	109,616	(118,942)		1,950,652
Shares outstanding (weighted average)					
Basic		6,759,581			26,594,370
Diluted		6,762,630			27,040,799
Net earnings per share					
Basic		$0.02			$0.07
Diluted		$0.02			$0.07

Great Plains Exploration Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the three month period ended March 31, 2004

	Great Plains $	Energy Explorer Inc. $	Pro Forma Adjustments $	Notes	Pro Forma Consolidated $
Revenues					
Oil and gas sales	1,867,752	879,934			2,747,686
Royalty expense	(291,584)	(220,414)			(511,998)
Interest income	—	25,494			25,494
	1,576,168	685,014	—		2,261,182
Expenses					
Operating	494,781	144,954			639,735
General and administrative	276,426	211,760			488,186
Interest	2,541	—			2,541
Depreciation, depletion and accretion	437,816	294,047	71,362	2(f)	803,225
	1,211,564	650,761	71,362		1,933,687
Earnings before taxes	364,604	34,253	(71,362)		327,495
Taxes					
Provision for future income taxes (recovery)	182,723	72,166	(27,738)	2(g)	227,151
Capital taxes	6,295	—			6,295
	189,018	72,166	(27,738)		233,446
Net earnings (loss)	175,586	(37,913)	(43,623)		94,050
Shares outstanding (weighted average)					
Basic		12,131,065			26,594,370
Diluted		12,134,114			27,040,799
Net earnings per share					
Basic		$(0.00)			$0.00
Diluted		$(0.00)			$0.00

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Great Plains Exploration Inc. ("Great Plains") have been prepared by management of Great Plains in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Great Plains Exploration Inc. Offer to Purchase all of the outstanding common shares of Energy Explorer Inc. ("EnEx") dated July 23, 2004 (the "Offer").

Pursuant to the Offer, the shareholders of EnEx may elect to receive either cash of $0.67 per EnEx common share or 0.6155 of a Great Plains common share per EnEx common share, for each EnEx common share deposited under the Offer, or a combination thereof, subject to a maximum cash amount payable by Great Plains of $4.85 million. Both Great Plains and EnEx are engaged in the business of acquisition, exploration, development and production of petroleum and natural gas properties in Western Canada. The continuing public entity, listed on the Toronto Stock Exchange, after completion of the Offer will be Great Plains Exploration Inc.

The unaudited pro forma consolidated balance sheet of Great Plains as at March 31, 2004 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 ("the pro forma financial statements") have been prepared from information derived from the following (all as included in the accompanying Circular):

- The unaudited financial statements of the Great Plains Exploration Division of Eurogas Corporation as at and for the three months ended March 31, 2004 and the audited financial statements of the Great Plains Exploration Division of Eurogas Corporation as at and for the year ended December 31, 2003;

- The unaudited financial statements of EnEx as at and for the three months ended March 31, 2004 and the audited financial statements of EnEx as at and for the year ended December 31, 2003.

The pro forma financial statements should be read in conjunction with the historical financial statements.

In the opinion of management of Great Plains, these pro forma financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions as if they had occurred on March 31, 2004 while the unaudited pro forma consolidated statements of operations give effect to the proposed transactions as if they had occurred on January 1, 2003.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

The pro forma financial statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. The pro forma financial statements have been prepared using accounting policies consistent with those as used in the audited financial statements of the Great Plains Exploration Division for the year ended December 31, 2003. In preparing the pro forma financial statements no adjustment has been made to reflect any operating or administrative synergies. The purchase price allocation for the acquisition of EnEx is based on estimates and the actual allocation could vary from these estimates.

2. PRO FORMA TRANSACTIONS AND ASSUMPTIONS

The pro forma financial statements give effect to the following:

a) the Eurogas Corporation Plan of Arrangement as explained in the Great Plains Exploration Division financial statements included in the accompanying Offer. In connection therewith 15,186,436 Great Plains Exploration Inc. common shares were issued to the shareholders of Eurogas Corporation in exchange for their net investment in the Great Plains Exploration Division.

b) effective May 7, 2004, each EnEx Special A Warrant was exercised into one common share of EnEx and one-half of one common share purchase warrant of EnEx. Each whole new common share purchase warrant of EnEx is exercisable into one common share of EnEx on or before December 31, 2004 upon payment of $0.825. Also effective May 7, 2004, each EnEx Special B Warrant was exercised into one common share of EnEx. These transactions resulted in the issuance of 6,755,000 common shares and 1,367,500 new common share purchase warrants of EnEx. On issuance of the shares, $3,467,107 of associated common share purchase warrant capital was transferred to common share capital. The new common share purchase warrants are carried at nominal value.

c) the issuance of 1,106,250 common shares of Great Plains to employees, officers and consultants of Great Plains at a price of $0.80 per common share by way of private placement. This private placement was announced on July 6, 2004 and closed on July 21, 2004 for proceeds of $885,000.

d) the issuance of 2.5 million flow-through common shares of EnEx at a price of $0.80 per common share by way of private placement. Proceeds (net of financing costs) are expected to be $1,825,000. This financing closed on July 12, 2004. Upon the renouncement of the associated expenditures, a future income tax liability of $777,000 will be recorded with a corresponding reduction of common share capital to recognize the foregone benefit of the tax deductions.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

e) the acquisition of all of the issued and outstanding shares of EnEx by Great Plains for either cash of $0.67 per share or 0.6155 of a common share of Great Plains for each EnEx share, subject to a maximum cash amount of $4,850,000. The pro forma financial statements assume that the maximum cash amount of $4,850,000 is elected and that it will be funded from available bank lines. Interest expense on the revolving demand loan has not been reflected in the pro forma statements of operations as it is expected that the loan will be repaid from available cash immediately after completion of the Offer.

Pursuant to the Offer, EnEx stock option holders are given the choice of (i) exercising their stock options and tendering the resulting shares to the Offer; (ii) selling their "in-the-money" options for cash; or (iii) converting the EnEx stock options into Great Plains stock options with a six month term. These pro forma financial statements assume that all EnEx in-the-money options will be exercised for proceeds of $1,333,997.

It is estimated that costs of $450,000 (including required severance and professional costs) will be incurred by EnEx and professional costs of $200,000 will be incurred by Great Plains.

As a result of the foregoing, on the date of the acquisition, there will be 23,975,905 EnEx common shares and 1,367,500 EnEx common share purchase warrants issued and outstanding. The pro forma financial statements assume that all EnEx shares will be tendered under the Offer and, after the payment of $4,850,000 for 7,238,806 shares redeemed for cash, 10,301,684 Great Plains shares, having a fair market value of $10,816,769, will be issued for the 16,737,099 remaining EnEx shares. The EnEx common share purchase warrants shall become Great Plains common share purchase warrants and nominal value was ascribed to the warrants. For purposes of the purchase equation, Great Plains used a deemed value of $1.05 per Great Plains common share. The ascribed value per Great Plains common share was determined based on the weighted average market price of Great Plains' common shares over the two day period before and after the terms of the Offer were agreed to and announced.

To the extent that EnEx shares are not redeemed for cash, for each 1 million EnEx shares exchanged for Great Plains shares, the cash consideration will be reduced by $670,000, an additional 615,500 Great Plains shares will be issued and earnings per share will be unchanged.

The transaction has been accounted for using the purchase method and the purchase price has been allocated as follows:

	$
Cost of acquisition:	
Fair value of common shares issued	10,816,769
Cash	4,850,000
Transaction costs	650,000
Net cost of acquisition	16,316,769
Book value of EnEx at the date of acquisition	(11,554,666)
Cost in excess of book value	4,762,103
Allocated as follows:	
Oil and gas properties	1,638,505
Goodwill	3,760,485
Future income taxes	(636,887)
	4,762,103

The purchase price allocation for EnEx results in the establishment of $3,760,485 of goodwill related to the transaction. As required by Canadian generally accepted accounting principles, goodwill is not amortized. However, goodwill is subject to an annual impairment review and if an impairment amount is identified, it would be charged to earnings.

The $1,638,505 increase in depletable oil and gas properties without an associated tax basis and incremental to the net book value of EnEx has been tax effected at 38.87% to increase the future income tax liability and the amount allocated to goodwill.

f) Additional depreciation, depletion and accretion of $71,362 for the three months ended March 31, 2004 and $194,572 for the year ended December 31, 2003 has been calculated on a consolidated basis reflecting the effect of the pro forma adjustment to the carrying value of oil and gas properties outlined in Note 2 (e) above.

g) The provision for future income taxes has been adjusted to reflect the effect of the pro forma adjustments.

3. PRO FORMA SHARE CAPITAL

a) Authorized

Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares issuable in one or more series

b) Common shares issued and outstanding:

	Number of Shares	Amount $
Shares held by Great Plains shareholders	16,292,686	10,604,318
Shares issued to EnEx shareholders	10,301,684	10,816,769
	26,594,370	21,421,087

As disclosed in Note 2 (b), prior to completion of the Offer, EnEx has outstanding 1,367,500 common share purchase warrants, exercisable on or before December 31, 2004 into one common share of EnEx upon payment of $0.825. These common share purchase warrants are assumed to be converted into Great Plains common share purchase warrants, with similar terms and conditions, at the exchange rate of 0.6155 and a cash payment due upon exercise of $1.34 per common share purchase warrant, to reflect the higher value of the Great Plains share.

c) Per share amounts

The following weighted average number of shares are based on the weighted average number of Great Plains shares for the relevant periods plus common shares issued as disclosed in Note 2 as if they were issued at the beginning of the relevant periods ended:

	March 31, 2004	December 31, 2003
Basic	26,594,370	26,594,370
Diluted	27,040,799	27,040,799

C0096

This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to the President and Chief Executive Officer of Energy Explorer Inc., at (403) 262-9620.

Energy Explorer Inc.

Directors' Circular

RECOMMENDING ACCEPTANCE

of the Offer by

Great Plains Exploration Inc.

to purchase all of the issued and outstanding common shares of

Energy Explorer Inc.

The Board of Directors of Energy Explorer Inc. has unanimously APPROVED the Offer made by Great Plains Exploration Inc. for the common shares of EnEx, has determined unanimously that the Offer is fair, from a financial point of view, to EnEx Shareholders, is in the best interests of EnEx and EnEx Shareholders and unanimously recommends that EnEx Shareholders ACCEPT the Offer and TENDER their common shares to the Offer.

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Energy Explorer Inc. is incorporated under the provincial laws of Alberta and is located in Calgary, Alberta, Canada and that a majority of its officers and directors are Canadian residents and that all or a substantial portion of the assets of Energy Explorer Inc. and said persons may be located outside of the United States.

July 23, 2004

TABLE OF CONTENTS

C0098

THE OFFER

This directors' circular (the "Directors' Circular") is issued by the board of directors (the "Board of Directors") of Energy Explorer Inc. ("EnEx" or the "Corporation") in connection with the offer (the "Offer") made by Great Plains Exploration Inc. ("Great Plains") to purchase all of the issued and outstanding common shares of EnEx (the "EnEx Shares") (including all EnEx Shares issued on the exercise of outstanding options ("Options"), agent's options ("Agent's Options") and common share purchase warrants ("Warrants") to acquire EnEx Shares), upon the terms and subject to the conditions set forth in the offer and the circular (together, the "Great Plains Circular") of Great Plains dated July 23, 2004.

The Offer is made to holders of EnEx Shares (the "Shareholders"). The consideration under the Offer consists of, at the election of the holder, (i) Cdn. $0.67 in cash; or (ii) 0.6155 of a common share in the capital of Great Plains (a "Great Plains Share"); or (iii) a combination thereof, for each EnEx Share deposited under the Offer. The maximum aggregate amount of the cash component payable by Great Plains under the Offer is limited to $4,850,000 (the "Maximum Cash Component").

To the extent that holders of EnEx Shares being taken up or acquired by Great Plains elect to receive in aggregate more than the Maximum Cash Component, all holders of EnEx Shares which were tendered for cash will receive their *pro rata* share of the Maximum Cash Component together with Great Plains Shares for such EnEx Shares. In these circumstances, each Shareholder who tenders EnEx Shares for cash will receive: (i) cash consideration for the number of EnEx Shares (rounded up to the nearest whole number) determined by multiplying the total number of EnEx Shares tendered by the Shareholder for cash by the percentage that the Maximum Cash Component represents of the aggregate amount for which cash elections were made in respect of the EnEx Shares being taken up or acquired on the date of take-up; and (ii) Great Plains Shares for the balance of the Shareholder's EnEx Shares.

Fractional Great Plains Shares will not be issued. Any Shareholder who would otherwise be entitled to receive a fractional Great Plains Share will be entitled to receive that number of Great Plains Shares rounded up to the nearest whole, provided that only one rounding will be made for each holder of EnEx Shares.

Subject to applicable regulatory approval, the Offer provides the holders of Options (but not the holders of the Warrants or Agent's Options) the choice of: (i) exercising such Options and tendering the EnEx Shares that they receive upon such exercise in accordance with the Offer; or (ii) having EnEx pay, immediately prior to the Expiry Time (as defined below) of the Offer, the difference between the exercise price of Options held by such holders and the per share purchase price offered for the EnEx Shares under the Offer multiplied by the number of EnEx Shares that may be acquired upon the exercise of such Options less any amounts required to be withheld and remitted under the *Income Tax Act* (Canada), in exchange for the termination of their Options; or (iii) converting Options held by such holders into options to buy Great Plains Shares at a strike price adjusted by a factor of 0.6155 on the condition that such converted options shall have a term of six (6) months commencing from the take-up date, after which any such converted options which remain unexercised shall be automatically cancelled. Holders of Warrants and Agent's Options who do not exercise and tender resulting EnEx Shares to the Offer shall be governed by the terms and conditions of exercise set forth in the respective certificates representing the same.

The expiry time of the Offer is 5:00 p.m. (Calgary time) on August 30, 2004 (the "Initial Expiry Time") unless the Offer is extended, in which case the expiry time of the Offer will be as extended, from time to time (the "Expiry Time").

C0099

Reference is made to Great Plains Circular for details of the terms and conditions of the Offer. Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to them in Great Plains Circular.

The Offer was made pursuant to the terms of a pre-acquisition agreement dated July 7, 2004 between EnEx and Great Plains (the "Pre-Acquisition Agreement").

BACKGROUND TO THE OFFER

Initial discussions between EnEx and Great Plains commenced when the President and Chief Executive Officer of Great Plains, Mr. Gibson, contacted the President and Chief Executive Officer of EnEx, Mr. Bolton, to inquire whether EnEx would be interested in pursuing a possible business combination between Great Plains and EnEx. Mr. Bolton indicated that EnEx might be open to considering such a combination, provided that upon reviewing information concerning Great Plains, a potential combination would be accretive to Shareholder value.

On June 22, 2004, the Board of Directors met to consider a non-binding letter of intent regarding a potential business combination involving EnEx and Great Plains. After some discussion, Mr. Gibson was invited to join the meeting and he provided a presentation concerning the letter of intent and the businesses of Great Plains and EnEx. Following Mr. Gibson's presentation, the Board of Directors agreed in camera that Messrs. Bolton and Macdonald could proceed with a detailed due diligence review of Great Plains. Under the terms of a confidentiality agreement, EnEx and Great Plains proceeded with an exchange of information and a review of their respective businesses.

Due diligence meetings and reviews were conducted by each of EnEx and Great Plains during the period between June 22, 2004 and July 7, 2004. Also during this period, Messrs. Gibson, Bolton and Macdonald reached an agreement in principle on the basic terms under which Great Plains might make an offer to EnEx Shareholders and EnEx and its legal advisors conducted negotiations with Great Plains and its legal advisors on the definitive terms of Great Plain's Offer and the terms of the Pre-Acquisition Agreement.

On July 7, 2004, the Board of Directors met in Calgary to consider the terms of the Offer and the Pre-Acquisition Agreement and EnEx's legal advisors, Bennett Jones LLP, provided advice on the structure of the transaction and the terms of the Pre-Acquisition Agreement. The Board of Directors reviewed the terms of the Pre-Acquisition Agreement and fully considered its duties and responsibilities to the Shareholders as well as the terms and conditions of other expressions of interest received by EnEx in the preceding months. The Board of Directors unanimously determined that the Offer is in the best interest of EnEx and the Shareholders and that the Offer is fair to the Shareholders and resolved to unanimously approve the Offer and recommend the acceptance of the Offer by the Shareholders.

The Pre-Acquisition Agreement was executed the afternoon of July 8, 2004 and the transaction was publicly announced at 3:00 p.m. (eastern time) on July 8, 2004.

On July 22, 2004, the Board of Directors met again and reconfirmed its recommendation respecting the Offer and approved the contents of this Directors' Circular.

C0100

RECOMMENDATION OF THE BOARD OF DIRECTORS

Having considered the terms of the Offer and the Pre-Acquisition Agreement, the advice of its legal advisors and additional matters, the Board of Directors has unanimously approved the Offer, has determined unanimously that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interest of EnEx and the Shareholders and unanimously recommends that the Shareholders accept the Offer and tender their EnEx Shares to the Offer. The directors and senior officers of EnEx have advised the Board of Directors that they intend to deposit under the Offer all EnEx Shares owned by them or under their personal control or direction as at the Expiry Date, subject to any prior legal obligations.

THE BOARD OF DIRECTORS OF ENEX UNANIMOUSLY RECOMMENDS THAT THE OFFER BE ACCEPTED AND THAT SHAREHOLDERS TENDER THEIR ENEX SHARES TO THE OFFER.

Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and received the benefit of advice from its legal advisors. In unanimously concluding that the Offer is fair to Shareholders and is in the best interests of EnEx and the Shareholders, the Board of Directors identified a number of relevant factors, including the following:

(a) the financial condition, results of operation and business of EnEx on both a historical and prospective basis;

(b) the financial and other terms and conditions of the Offer;

(c) the fact that the Offer allows holders of EnEx Shares to participate in a larger combined company that has greater financial resources, enhanced access to capital, a lower cost of capital and a diversified asset and production base in western Canada;

(d) the fact that the Offer provides liquidity in the form of cash and securities of a publicly listed company in exchange for EnEx Shares, for which there is not otherwise a public market;

(e) current industry, economic and market conditions;

(f) the fact that the break fee to be paid by EnEx to Great Plains in certain circumstances (as more fully described under "Pre-Acquisition Agreement – Reciprocal Break Fee" below) is reasonable in relation to the size of the transaction and similar fees paid in comparable transactions; and

(g) under and subject to the terms and conditions of the Pre-Acquisition Agreement, the Board of Directors remains able to respond to an unsolicited *bona fide* Take-over Proposal (as defined under "Pre-Acquisition Agreement – Take-over Proposal and Superior Proposal" below) that is more favorable from a financial point of view to

C0101

Shareholders than the Offer and that the Board of Directors may withdraw its recommendation in certain circumstances.

The holders of EnEx Shares should nevertheless consider the Offer carefully and make their own decision as to acceptance or rejection of the Offer.

PRE-ACQUISITION AGREEMENT

The Offer

EnEx and Great Plains entered into the Pre-Acquisition Agreement as of July 7, 2004 whereby Great Plains agreed to make the Offer. For a description of the consideration offered by the Offer, see "The Offer". The following summary of the Pre-Acquisition Agreement is qualified in its entirety by the text of the Pre-Acquisition Agreement.

Great Plains is not permitted to amend, modify or change the terms and conditions as of the Offer in a manner that is adverse to the holders of EnEx Shares in the aggregate without the prior written consent of EnEx, other than to: (a) extend the Offer for at least two extensions of not less than ten (10) days past the Initial Expiry Time to obtain all required regulatory approvals, unless such approval has been denied, with such further extension(s) as may be agreed upon in writing by EnEx and Great Plains; (b) to extend the Offer, if at any extended date on which the Offer is scheduled to expire, any of the conditions are satisfied or waived by Great Plains; (c) to extend the Offer for any period required by any rule, regulation, interpretation or position of securities authorities applicable to the Offer or any period required by applicable law; or (d) to comply with the legal obligations of Great Plains with respect to any amendment, modification or change of the Offer.

Great Plains has agreed that it will not amend any term or condition of the Offer to: (a) change the number of EnEx Shares for which the Offer is made; (b) decrease or change the form of the consideration offered for each EnEx Share; (c) decrease the Maximum Cash Component; or (d) modify or impose additional conditions to the Offer in a manner that is, in the opinion of EnEx, acting reasonably, materially adverse to the holders of EnEx Shares. At no time may Great Plains reduce the minimum tender condition to less than 51% without the consent of EnEx.

Approval of the Offer

Under the terms and conditions of the Pre-Acquisition Agreement, EnEx has represented and warranted to Great Plains that the Board of Directors has unanimously approved the Offer and the Pre-Acquisition Agreement, has determined unanimously that the Offer is fair, from a financial point of view, to the Shareholders and further that the Board of Directors has resolved unanimously to recommend to Shareholders that they accept the Offer. EnEx and Great Plains have agreed to co-operate with each other in connection with communicating the Offer to the Shareholders.

Cease Negotiation

EnEx has agreed that it will, and will cause the officers, directors, employees, financial advisors, representatives and agents of EnEx to immediately cease any existing discussions or negotiations with any person with respect to all Take-over Proposals, and not to release any person from any confidentiality or standstill agreement to which such person and EnEx is a party, and to exercise all rights to require the return of information regarding EnEx.

C0102

No Solicitation

EnEx has agreed not to, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent, solicit, initiate, facilitate or encourage (including by way of furnishing information) or participate in or take any action to facilitate any inquiries or proposals regarding, constituting, or that may be reasonably expected to lead to, a Take-over Proposal, or engage in any discussion, negotiations or inquiries relating thereto. EnEx may, however, engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations and may furnish to such third party information concerning EnEx and its business, properties and assets that has previously been provided to Great Plains if the third party has first made a *bona fide* written Take-over Proposal that the Board of Directors determines in good faith after consultation with its financial advisors would, if consummated in accordance with its terms, result in a transaction that is financially more favourable to Shareholders than the Offer (a "Superior Proposal"), and the Board of Directors has concluded in good faith, after considering applicable law and receiving the advice of outside counsel, that such action is required by the Board of Directors to comply with fiduciary duties under applicable law.

Notice of Take-over Proposals

Prior to furnishing information to, or entering into discussions or negotiations with, a third party who has made a Take-over Proposal, EnEx is required to: (a) provide immediate notice orally and in writing to Great Plains specifying that it is furnishing information to, or entering into, discussions or negotiations with such person or entity in respect of a Superior Proposal; (b) receive from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Great Plains, other than the exclusivity provisions contained therein; and (c) immediately provide Great Plains with a copy of the Superior Proposal and any amendments thereto and confirm in writing the determination of the Board of Directors that the Take-over Proposal, if completed, would constitute a Superior Proposal.

EnEx is required to provide immediate notice to Great Plains at such time as it or a third party terminates discussions or negotiations relating to a Take-over Proposal.

EnEx is required to immediately provide or make available to Great Plains any information provided to any person or entity making a Take-over Proposal whether or not previously made available to Great Plains.

Acceptance of a Superior Proposal

EnEx may accept, approve, recommend or implement a Superior Proposal subject to contain conditions. First, the Board of Directors must have concluded in good faith, after considering provisions of applicable law and after considering all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Great Plains during the seventy-two (72) hour notice period described below and after receiving the advice of counsel, that such action is required by the Board of Directors to comply with fiduciary duties under applicable law. Second, EnEx must give Great Plains orally and in writing at least seventy-two (72) hours advance notice of any decision by the Board of Directors to accept, recommend, approve or implement a Superior Proposal which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy of the Superior Proposal and any amendments thereto. Third, EnEx must pay to Great Plains the break fee described below within three business days of entering into an agreement in respect of a Take-over Proposal (excluding a confidentiality agreement).

C0103

Right to Match

During the seventy-two (72) hour period described above, EnEx is required to, and is required to cause its respective financial and legal advisors to, negotiate in good faith with Great Plains to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable EnEx to proceed with the Offer as amended rather than the Superior Proposal. In the event that Great Plains proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the seventy-two (72) hour period specified above, then EnEx shall not enter into any agreement regarding the Superior Proposal.

Take-over Proposal and Superior Proposal

The Pre-Acquisition Agreement defines "Take-over Proposal" to mean: a proposal or offer (verbal or written) by a third person (i.e., other than by Great Plains or an affiliate of Great Plains), whether or not subject to a due diligence condition, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of EnEx, or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding EnEx Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares, sale of assets, tender offer or exchange offer or similar transaction involving EnEx, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of EnEx or to acquire in any matter, directly or indirectly, more than 20% of the outstanding EnEx Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement).

The Pre-Acquisition Agreement defines a "Superior Proposal" to mean a *bona fide* written Take-over Proposal that if consummated in accordance with its terms would result in a transaction that is financially more favourable to Shareholders than the Offer (as determined in good faith by the Board of Directors upon receiving the advice of a financial advisor).

Reciprocal Break Fee

As part of the Pre-Acquisition Agreement, EnEx has agreed to pay Great Plains a break fee of $400,000 under certain circumstances. These circumstances include:

(a) EnEx enters into any agreement (other than as contemplated in the Pre-Acquisition Agreement) with any person in respect of a Take-over Proposal (excluding a confidentiality agreement entered into in compliance with the non-solicitation provisions of the Pre-Acquisition Agreement as described above) or with respect to any liquidation, dissolution, recapitalization, merger, amalgamation, reorganization or similar transaction or business combination or the sale of assets material to EnEx;

(b) the Board of Directors fails to unanimously recommend, or changes, withdraws or modifies its recommendation to Shareholders to tender their EnEx Shares (except where such action is as a result of a breach of a condition in favour of EnEx);

(c) there is a material breach or non-performance by EnEx of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement, which breach or performance results in a Material Adverse Change (as defined in the Pre-Acquisition Agreement) (except where such breach is itself the result of a material breach

00104

or non-performance by Great Plains of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by EnEx to the satisfaction of Great Plains within three (3) business days of notice being provided by Great Plains of any such breach or non-performance;

(d) any *bona fide* Take-over Proposal involving EnEx is publicly announced or commenced by another party, and the Board of Directors fails to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within ten (10) days after the commencement of any such Take-over Proposal;

(e) the Board of Directors of EnEx recommends that EnEx securityholders deposit their EnEx Shares under, vote in favour of, or otherwise accept, a Take-over Proposal; or

(f) a *bona fide* Take-over Proposal (or *bona fide* intention to make one) in respect of EnEx has been announced by any third party and has not been withdrawn prior to the Expiry Date (or any extension thereof) and the Offer is not accepted by at least $66^2/_3$% of the holders of EnEx Shares.

As part of the Pre-Acquisition Agreement, Great Plains has agreed to pay EnEx a break fee of $400,000 under certain circumstances. These circumstances include:

(a) there is a material breach or non-performance by Great Plains of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement, which breach or performance results in a Material Adverse Change (as defined in the Pre-Acquisition Agreement) (except where such breach is itself the result of a material breach or non-performance by EnEx of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by Great Plains to the satisfaction of EnEx within three (3) Business Days of notice being provided by EnEx of any such breach or non-performance; or

(b) if Great Plains fails to fund the Offer in accordance with this Pre-Acquisition Agreement or the Board of Directors of Great Plains withdraws the Offer (except where such failure to fund or withdrawal of the Offer is the result of, or arises from a *bona fide* Take-over Proposal or a material breach or non-performance by EnEx of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement).

Representations, Warranties and Covenants of EnEx

The Pre-Acquisition Agreement contains various representations and warranties of EnEx including those relating to: the Board of Directors' approval of the Offer and the Pre-Acquisition Agreement and determination of the fairness of the Offer; corporate status; authority to enter into the Pre-Acquisition Agreement; capitalization; and the absence of conflict with any law, regulatory approval or agreement to which EnEx is subject to or to which it is a party. The representations and warranties also address various matters relating to the business, operations and properties of EnEx and its other interests including: the accuracy of EnEx's financial statements, reserve reports and minute books; the absence of undisclosed litigation that would have a material adverse effect on Great Plains; tax matters; the absence of material undisclosed liabilities; the absence of any Material Adverse Change (as defined in the Pre-Acquisition Agreement) since March 31, 2004; environmental matters; material contracts; conduct of operations; licenses; properties; debt and working capital; financial commitments; employment matters; and compliance with applicable laws.

The Pre-Acquisition Agreement also contains customary negative and positive covenants by EnEx. Among other things, EnEx has agreed:

(a) that the business of EnEx is to be conducted only in the usual and ordinary course of business and consistent with past practice, and EnEx is to use commercially reasonable efforts to maintain and preserve its business organizations, assets, employees and advantageous business relationships;

(b) that EnEx shall not take any action that would render or may reasonably be expected to render, any representation or warranty made by it in the Pre-Acquisition Agreement untrue in any material respect; and

(c) that EnEx shall accelerate the vesting of any unvested Options.

Representations, Warranties and Covenants of Great Plains

The Pre-Acquisition Agreement contains various representations and warranties of Great Plains including those relating to: the approval by the board of directors of Great Plains of the Offer and the Pre-Acquisition Agreement; corporate status; authority to enter into the Pre-Acquisition Agreement; availability of funds; capitalization; reporting issuer status; the status of Great Plains Shares; and the absence of conflict with any law, regulatory approval or agreement to which Great Plains is subject to or to which it is a party. The representations and warranties also address various matters relating to the business, operations and properties of Great Plains and its other interests including: the accuracy of Great Plains' financial statements, reserve reports and minute books; the absence of undisclosed litigation that would have a material adverse effect on Great Plains' business; tax matters; the absence of material undisclosed liabilities; the absence of any Material Adverse Change (as defined in the Pre-Acquisition Agreement) since March 31, 2004; environmental matters; material contracts; conduct of operations; licences; properties; debt and working capital; financial commitments; employment matters; and compliance with applicable laws.

The Pre-Acquisition Agreement also contains customary negative and positive covenants by Great Plains. Among other things, Great Plains has agreed:

(a) that the business of Great Plains is to be conducted only in the usual and ordinary course of business and consistent with past practice, and Great Plains is to use commercially reasonable efforts to maintain and preserve its business organizations, assets, employees and advantageous business relationships; and

(b) that Great Plains shall not take any action that would render or may reasonably be expected to render, any representation or warranty made by it in the Pre-Acquisition Agreement untrue in any material respect.

Reconstitution of the EnEx Board of Directors

Following confirmation that Great Plains beneficially owns more than $66^2/_3$% of the EnEx Shares, the Board of Directors shall be reconstituted through resignations of all existing directors of EnEx and each of its subsidiaries and the appointment of Great Plains's nominees, as agreed to by Great Plains, in their stead. EnEx shall, in accordance with the Pre-Acquisition Agreement and subject to the provisions of the *Business Corporations Act* (Alberta) (the "ABCA"), assist Great Plains to secure the resignations of all directors of EnEx to be effective at such time as may be required by Great Plains.

C0106

Termination

The Pre-Acquisition Agreement may be terminated:

(a) by mutual agreement by Great Plains and EnEx;

(b) by either Great Plains or EnEx if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree ruling or other action shall have become final;

(c) by Great Plains, if the conditions to the Offer have not been satisfied or waived by Great Plains on or before the Expiry Time;

(d) by either Great Plains or EnEx if Great Plains has not taken up and paid for the EnEx Shares deposited under the Offer on or before October 5, 2004, or if a Take-over Proposal is publicly announced, proposed, offered or made to Shareholders on or before November 20, 2004;

(e) by either Great Plains or EnEx, if the Offer terminates or expires at the Expiry Time without Great Plains taking up and paying for any of the EnEx Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(f) by either Great Plains or EnEx, if the break fees described above become payable; and

(g) by either Great Plains or EnEx, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty or covenant contained in the Pre-Acquisition Agreement that would have or would be reasonably likely to have a Material Adverse Effect (as defined in the Pre-Acquisition Agreement) on the party seeking to terminate; provided that the breaching party has been given notice of and three (3) business days to cure any such misrepresentation, breach or non-performance.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND SHAREHOLDERS OF ENEX WITH RESPECT TO THE OFFER

Each of the directors and senior officers of EnEx has indicated that, at the date hereof, he intends to accept the Offer, both with respect to EnEx Shares currently owned by him, directly or indirectly, and also with respect to any EnEx Shares that may be issued to him upon any exercise of Options and Warrants held by such persons as indicated below under "Ownership of Securities of EnEx". The directors and senior officers of EnEx have also indicated that, to their knowledge, after reasonable inquiry, at the date hereof, the EnEx Shares held by their associates or under their personal control or direction (as indicated in the footnotes to the table under "Ownership of Securities of EnEx") will also be tendered to the Offer, subject to any prior legal obligations. Except for agreements to tender EnEx Shares to the Offer executed by Shareholders holding, in aggregate, approximately 34% of the outstanding EnEx Shares (which include agreements to tender executed by directors and officers of EnEx), the Corporation has no knowledge as to the intentions of any other Shareholder to accept or reject the Offer.

OWNERSHIP OF SECURITIES OF ENEX

The names of the directors and senior officers of EnEx and the number of securities, beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable inquiry, their respective associates, any person or company holding more than 10% of the EnEx Shares or any person or corporation acting jointly or in concert with EnEx, are as follows:

Name and Position	Number of EnEx Shares(1) /% of EnEx Shares	Number of Options	Number of Warrants(1)
Peter Bolton President, Chief Executive Officer and Director	515,000(2)/2.4%	475,000	Nil
Keith Macdonald Chairman, Chief Financial Officer and Director	621,000(3)(4)/2.9%	100,000	15,000
Carlos Salas Vice President, Exploration and Director	290,000(4)/1.3%	600,000	Nil
Michael O'Hara Director	250,000(5)/1.2%	75,000	Nil
William A. Bell Director	1,981,000 (6)/9.2%	50,000	Nil
Clarence Chow Director	Nil(7)/Nil	50,000	Nil
Randall Faminow Vice President, Land	250,000/1.1%	300,000	Nil

Notes:

(1) The information as to EnEx Shares and Warrants beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) Mr. Bolton directly owns 295,000 EnEx Shares and exercises control and direction over 100,000 EnEx Shares held in a family trust. Mr. Bolton's spouse owns 120,000 EnEx Shares.

(3) Includes 125,000 EnEx Shares held by Mr. Macdonald as trustee (the "Option Trustee") under a stock option trust deed (the "Stock Option Trust") made effective as of July 31, 2001 between the Corporation and Mr. Macdonald, as trustee. Mr. Macdonald disclaims any personal beneficial ownership over any such EnEx Shares. Mr. Macdonald, directly and through Bamako Investment Management Ltd., a corporation controlled by Mr. Macdonald, beneficially owns 496,000 EnEx Shares.

(4) Effective December 3, 2001, Mr. Salas was issued Options to acquire 100,000 EnEx Shares from the Stock Option Trust at an exercise price of $0.40 per EnEx Share. The Options vested as to 50,000 EnEx Shares immediately upon the grant and were to vest as to an additional 25,000 EnEx Shares on each of December 2, 2002 and December 2, 2003. Effective October 1, 2002, the Option Trustee accelerated the vesting of all Options held by Mr. Salas so that such Options were fully exercisable as at the date thereof. Also on that date, the Option Trustee granted Mr. Salas an additional option to acquire 25,000 EnEx Shares held by the Option Trustee.

(5) Mr. O'Hara directly owns 100,000 EnEx Shares. Mr. O'Hara's spouse owns 150,000 EnEx Shares.

(6) Mr. Bell directly owns 310,000 EnEx Shares and indirectly owns 1,671,000 EnEx Shares through Bellport Resources Ltd.

(7) Mr. Clarence Chow, a director of the Corporation, is President of A.G. Stollery Ltd., the manager of Canadian Energy Equities LLC, which holds 1,400,000 EnEx Shares.

As of July 22, 2004, there were 21,511,065 EnEx Shares, 1,745,000 Options, 844,840 Agent's Options and 1,367,500 Warrants outstanding. The directors and senior officers of EnEx do not know of any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding EnEx Shares as at the date of this Directors' Circular. No

C0108

securities of EnEx are owned, directly or indirectly, or controlled by any person acting jointly or in concert with EnEx.

TRADING IN SECURITIES OF ENEX

Trading in EnEx Shares

None of EnEx, the directors and senior officers of EnEx or, to the knowledge of the directors and senior officers of EnEx after reasonable inquiry, any of their respective associates, any person holding more than 10% of the EnEx Shares or any person acting jointly or in concert with EnEx, has traded in any securities of EnEx during the six month period preceding the date of this Directors' Circular.

Issuances of Securities of EnEx

Except as disclosed in the following table, no EnEx Shares or securities convertible into EnEx Shares have been issued to any of the directors or senior officers of EnEx during the two year period preceding the date of this Directors' Circular.

Name	Date of Transaction	Securities Issued	Number	Price per Security[1]
Peter Bolton	November 1, 2002	Common Shares	125,000	$0.40
	November 28, 2002	Options	475,000	$0.50
	December 19, 2002	Special D Warrants (Flow-Through)	20,000	$0.60
	December 19, 2002[3]	Special D Warrants (Flow-Through)	20,000	$0.60
	April 1, 2003[4]	Special C Warrants	350,000	$0.50
Carlos Salas	October 1, 2002[2]	Options	25,000	$0.40
	November 28, 2002	Options	475,000	$0.50
	December 19, 2002	Special C Warrants	40,000	$0.50
Keith Macdonald	November 28, 2002	Options	75,000	$0.50
	December 19, 2002	Special C Warrants	30,000	$0.50
	December 19, 2002	Special D Warrants (Flow-Through)	70,000	$0.60
	November 21, 2003	Special A Warrants	30,000	$0.65
	November 21, 2003	Special B Warrants (Flow-Through)	16,000	$0.75
	January 1, 2004	Options	25,000	$0.65
Randall Faminow	June 1, 2003	Options	200,000	$0.50
	July 1, 2003	Special D Warrants (Flow-Through)	250,000	$0.60
	January 1, 2004	Options	50,000	$0.65
	April 1, 2004	Options	50,000	$0.65
William Bell	December 19, 2002	Special D Warrants	600,000	$0.60
	March 18, 2003	Options	50,000	$0.50
	November 21, 2003	Special B Warrants (Flow-Through)	246,000	$0.75
	July 12, 2004[3]	Common Shares (Flow-Through)	100,000	$0.80
Clarence Chow	March 18, 2003	Options	50,000	$0.50
Michael O'Hara	November 28, 2002	Options	75,000	$0.50

Notes:

(1) For Options, the price per security is the exercise price of the Option.

(2) Options issued under the Stock Option Trust Deed. See note 4 to the table under "Ownership of Securities of EnEx".

(3) Purchased by an associate.

(4) Includes purchases by an associate.

(5) All Special A Warrants, Special B Warrants, Special C Warrants and Special D Warrants have been deemed to have been exercised into EnEx Shares on the basis of one EnEx Share per Special Warrant.

Except as may occur through the exercise of Options or Warrants, none of the directors and senior officers of EnEx currently intend to acquire EnEx Shares during the period that the Offer is open

(0109

nor do any of the directors and senior officers of EnEx know of any person, other than employees of EnEx who may exercise Options or Warrants, who currently intends to acquire EnEx Shares during the period that the Offer is open.

ARRANGEMENTS BETWEEN ENEX AND DIRECTORS AND SENIOR OFFICERS OF ENEX

There are no arrangements or agreements made or proposed to be made with EnEx and any of the directors or senior officers of EnEx pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful, except as described below.

Employment Agreements

EnEx has previously entered into employment contracts with each of Peter Bolton, Randall Faminow and Carlos Salas (collectively, the "Officers"). The agreements provide that if a change of control occurs and the employee's employment is subsequently or contemporaneously terminated, he does not continue to be employed by the Corporation at a level of responsibility or compensation consistent with his existing position or elects to terminate his employment within three (3) months of a change of control (but only after providing two (2) months of continued service to the Corporation) or upon termination without cause, he will receive a settlement equal to twelve (12) times monthly base salary, benefits, premiums and vehicle allowance.

The aggregate obligation of EnEx pursuant to the foregoing agreements in the circumstances of a change of control and termination is approximately $315,000. If the Offer is successful, a change of control will be considered to have occurred for the purposes of these employment agreements. Pursuant to the Pre-Acquisition Agreement, if the Offer is successful, Great Plains will honour all employment agreements, consulting agreements and severance agreements. Great Plains has indicated its desire to offer continuing employment to Messrs. Salas and Faminow on terms substantially similar to their terms of employment with EnEx if the Offer is successful and in such event termination payments to such individuals would not be paid.

Stock Option Plan

At an annual and special meeting of shareholders of the Corporation held on June 18, 2002, the Shareholders approved a stock option plan for the Corporation (the "Plan"). The purposes of the Plan are: (a) to afford persons who provide services to the Corporation, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase EnEx Shares; and (b) to aid in attracting as well as retaining and encouraging the continued involvement of such persons with the Corporation. At a special meeting of shareholders of the Corporation held on November 28, 2002, the Shareholders approved certain amendments to the Plan, including an amendment permitting the directors of the Corporation to approve any further amendments to the Plan necessary to conform it to stock exchange requirements.

Under the Plan, Options may be issued to directors, officers, employees of, and consultants to, the Corporation in such numbers and with such vesting provisions as the board of directors may determine. The number of EnEx Shares issuable under the Plan shall not exceed the greater of 1,568,000 EnEx Shares or 10% of the number of EnEx Shares issued and outstanding at the time of grant. The exercise price of Options shall not be less than the "market price" of the EnEx Shares, provided that in no case may the exercise price of Options be less than $0.50 per EnEx Share. For purposes of the Plan, "market price" means the closing price of the EnEx Shares on the stock exchange on which the EnEx Shares are listed and posted for trading at the time of the grant or, if the EnEx Shares are not then listed and posted for trading on any stock exchange, the exercise price shall be determined by the Board of Directors in its sole discretion. The maximum term for Options is five years.

The Plan provides that any Option shall terminate thirty days after the date the optionee ceases to be an employee, director or officer of, or consultant to, the Corporation, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have six months to exercise such Option.

The Pre-Acquisition Agreement provides that the Board of Directors, in accordance with the Plan, shall cause the vesting of all Options under the Plan to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding Options shall be fully vested prior to the Initial Expiry Time of the Offer. Pursuant to the Pre-Acquisition Agreement and subject to applicable securities laws, holders of Options may, at the election of the holder:

(a) exercise all such Options and tender all EnEx Shares issued in connection therewith under the Offer;

(b) agree with EnEx that, in lieu of such persons exercising their Options, EnEx will pay to such persons, immediately prior to the Expiry Time, the difference between the exercise price of their "in-the-money" Options and the per share purchase price offered for the EnEx Shares under the Offer multiplied by the number of EnEx Shares that may be acquired upon the exercise of such EnEx Options less any amounts required to be withheld and remitted under the *Income Tax Act* (Canada), in exchange for the termination of their Options; or

(c) convert Options into fully vested options to buy Great Plains Shares at a strike price adjusted by a factor of 0.6155 on the condition that such converted options shall have a term of six (6) months commencing from the Take-Up Date (as defined in the Pre-Acquisition Agreement), after which any such converted options which remain unexercised shall be automatically cancelled.

If all holders of outstanding Options exercise such Options and tender the EnEx Shares acquired thereto to the Offer for cash, then (subject to adjustment to comply with the Maximum Cash Component) the aggregate net amount received by such holders will be $908,250.

Indemnities

Pursuant to the provisions of the by-laws of EnEx and the ABCA, the directors and senior officers of EnEx will be indemnified by EnEx, to the fullest extent permitted by the ABCA, in respect of all costs and liabilities which each of them may incur as a result of his or her having acted as a director and/or officer of EnEx.

ARRANGEMENTS BETWEEN GREAT PLAINS AND DIRECTORS AND SENIOR OFFICERS OF ENEX

None of the directors and senior officers of EnEx is a director or officer of Great Plains.

Except as disclosed below or elsewhere in this Directors' Circular, no contract, arrangement or agreement has been made or is proposed to be made between Great Plains and any directors or senior officers of EnEx and no payment or other benefit is proposed to be made or given by Great Plains to any

C0111

directors or senior officers of EnEx by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful. Great Plains has indicated its desire to offer continuing employment to Messrs. Salas and Faminow on terms substantially similar to their terms of employment with EnEx if the Offer is successful. To the knowledge of the directors and senior officers of EnEx, after reasonable inquiry, no special contract, arrangement or understanding, formal or informal, has been made or is proposed to be made between Great Plains and any Shareholder with respect to the Offer.

Except as described under "Pre-Acquisition Agreement" and "Intentions of Directors, Senior Officers and Shareholders of EnEx with Respect to the Offer", no director or senior officer of EnEx or, to the knowledge of such directors or senior officers, after reasonable inquiry, their associates has any interest in any material contract to which Great Plains is a party.

OWNERSHIP OF SECURITIES OF GREAT PLAINS

None of EnEx, the directors or senior officers of EnEx or, to the knowledge of the directors and officers of EnEx, after reasonable inquiry, any associates of the directors or senior officers of EnEx, any person holding more than 10% of the EnEx Shares or any person acting jointly and in concert with EnEx, owns or exercises control or direction over any securities of any class of Great Plains and no such person or company has traded in any securities of Great Plains in the six months preceding the date of this Directors' Circular.

OTHER TRANSACTIONS

EnEx is not undertaking and is not aware of any negotiation that is currently being undertaken in response to the Offer that relates to or would result in: (a) a merger or reorganization involving EnEx or any other extraordinary transaction; (b) a purchase, sale or transfer of a material amount of assets by EnEx; (c) an issuer bid or tender offer for or other acquisition of securities by or of EnEx; or (d) any material change in the present capitalization or dividend policy of EnEx.

OTHER INFORMATION

The directors and senior officers of EnEx are not aware of any information that indicates any material change in the affairs of EnEx since March 31, 2004, the date of the last published interim unaudited financial statements of EnEx.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CERTIFICATE

DATED: July 23, 2004

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) *"Peter Bolton"*
President, Chief Executive Officer and Director

(Signed) *"William A. Bell"*
Director

C0113

C0114

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for
Common Shares
of
ENERGY EXPLORER INC.

to be deposited pursuant to the Offer dated July 23, 2004
of
GREAT PLAINS EXPLORATION INC.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated July 23, 2004 that accompanies this Notice of Guaranteed Delivery.

If a Shareholder wishes to deposit Energy Explorer Inc. ("EnEx") common shares (the "EnEx Shares") pursuant to the Offer and: (i) the certificate(s) representing such EnEx Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such EnEx Shares and all other required documents to the Depositary prior to the Expiry Time, such EnEx Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing such EnEx Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the EnEx Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: **GREAT PLAINS EXPLORATION INC.**
AND TO: **CIBC MELLON TRUST COMPANY, as Depositary**

By Hand or Courier	By Mail	By Facsimile
199 Bay Street Commerce Court West Toronto, Ontario M5L 1G9	P.O. Box 1036 Adelaide Postal Station Toronto, Ontario M5C 2K4	(416) 643-3148

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile other than as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with Great Plains Exploration Inc., upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the EnEx Shares described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer and Instruction 2 of the Letter of Transmittal.

Name and Address of Shareholder (please print)	Certificate No. (if available)	Number of Shares
	TOTAL ENEX SHARES	

Area Code and Telephone Number during Business Hours:

( ) ____________________

Dated: ____________________

ELECTION OF FORM OF CONSIDERATION

The undersigned hereby elects to receive the following consideration for the EnEx Shares deposited herewith, subject to the limits and adjustments set forth in the Offer by checking the applicable box below:

- ☐ $0.67 cash per EnEx Share (the "Cash Consideration") deposited herewith;

OR

- ☐ 0.6155 of a Great Plains Share (the "Share Consideration") per EnEx Share deposited herewith;

OR

- ☐ a combination of Cash Consideration and Share Consideration as follows (if this box is checked, please fill in the number of EnEx Shares in the space provided as applicable):
  - i) __________ EnEx Shares for Cash Consideration of $0.67 cash per EnEx Share; AND
  - ii) __________ EnEx Shares for Share Consideration of 0.6155 of a Great Plains Share per EnEx Share

  (Note: The total of (i) and (ii) above must equal the total number of EnEx Shares deposited herewith)

Shareholders who deposit EnEx Shares under the Offer without properly indicating their election will be deemed to have elected the Share Consideration with respect to all the EnEx Shares deposited herewith. Fractional common shares shall be settled in Great Plains Shares. Shareholders entitled to a cash payment shall receive payment in Canadian dollars.

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing EnEx Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

Name of Firm: ____________________

Address of Firm: ____________________

____

Telephone Number: ____________________

Authorized Signature: ____________________

Name: ____________________

Title: ____________________

Dated: ____________________

C0117

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS ONLY FOR USE IN CONNECTION WITH THE OFFER BY GREAT PLAINS EXPLORATION INC. FOR ALL OF THE COMMON SHARES OF ENERGY EXPLORER INC. DATED JULY 23, 2004.

The instructions accompanying this Letter of Transmittal and Election Form should be read carefully before completing this Letter of Transmittal and Election Form. The Depositary (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal and Election Form.

LETTER OF TRANSMITTAL AND ELECTION FORM

To accompany certificates for
Common Shares of

ENERGY EXPLORER INC.

to be deposited pursuant to the Offer dated July 23, 2004
of

GREAT PLAINS EXPLORATION INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON AUGUST 30, 2004 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal and Election Form, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares (the "EnEx Shares") of Energy Explorer Inc. ("EnEx") deposited pursuant to the offer (the "Offer") dated July 23, 2004 made by Great Plains Exploration Inc. ("Great Plains") to holders of EnEx Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such EnEx Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer and Instruction 2 of this Letter of Transmittal and Election Form.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal and Election Form. Capitalized terms used herein but not defined in this Letter of Transmittal and Election Form have the meanings ascribed to them in the Offer and Circular dated July 23, 2004 that accompanies this Letter of Transmittal and Election Form.

TO: **GREAT PLAINS EXPLORATION INC.**

AND TO: **CIBC MELLON TRUST COMPANY, *as Depositary at its offices as set out herein***

The undersigned delivers to you the enclosed certificate(s) for EnEx Shares, details of which are as follows:

DESCRIPTION OF SHARES DEPOSITED
(if insufficient space, attach a list in the form below)

Number of EnEx Shares Deposited*	Certificate No.	Name of Shareholder (Please print)

*See Instruction 6 on page 7 hereof.

THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF ENEX IN RELATION TO THE OFFER, AS SET OUT IN THE OFFER AND TAKE-OVER BID CIRCULAR. The Board of Directors of EnEx has not made any recommendation as to whether Shareholders should receive the Great Plains share consideration, cash consideration or a combination thereof made under the Offer. The election of form of consideration is set forth in BOX E hereof.

If you do not make an election of form of consideration in BOX E, you will be deemed to have elected to receive the Share Consideration as defined in Box E.

The maximum amount of Cash Consideration as defined in Box E available in respect of EnEx Shares to be purchased pursuant to the Offer is $0.67 per EnEx Share, calculated separately for each Shareholder, to a maximum amount of $4,850,000 in the aggregate, subject to those terms and conditions set forth in the Offer. In no event will a Shareholder receive in excess of $0.67 Cash Consideration per EnEx Share.

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated July 23, 2004;

2. delivers to you the enclosed certificate(s) representing EnEx Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the EnEx Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Great Plains all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on and after July 23, 2004 (collectively, the "Other Securities"), effective on and after the date that Great Plains takes up and pays for the Purchased Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and Other Securities) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Securities) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Securities) are taken up and paid for by Great Plains, Great Plains will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever, other than as created by Great Plains or any of its affiliates;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which cheques may be lawfully delivered, directs Great Plains and the Depositary, upon Great Plains taking up the Purchased Shares: (a) to issue or cause to be issued cheques in the name indicated below and to send such cheques by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for EnEx Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by EnEx);

5. waives any right to receive notice of purchase of the Purchased Shares;

6. irrevocably constitutes and appoints the Depositary and any officer of Great Plains, and each of them, and any other person designated by Great Plains in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and Other Securities on the appropriate register of holders maintained by EnEx, and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities, and agrees to execute and deliver to Great Plains any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Securities and to designate in any such instruments of proxy the person or persons specified by Great Plains as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Securities

and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if EnEx should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the EnEx Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Great Plains or its nominees or transferees on the registers maintained by EnEx of such EnEx Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Great Plains and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Great Plains, accompanied by appropriate documentation of transfer. Pending such remittance, Great Plains will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by Great Plains pursuant to the Offer or deduct from the consideration payable by Great Plains pursuant to the Offer the amount or value thereof, as determined by Great Plains in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities to Great Plains;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal and Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any EnEx Shares deposited pursuant to the Offer will be determined by Great Plains in its sole discretion and that such determination shall be final and binding, agrees that Great Plains has the absolute right to reject any and all deposits which it determines not to be in proper form or which, in the opinion of Great Plains' counsel, may be unlawful to accept under the laws of any applicable jurisdiction; that Great Plains has the absolute right to waive any defect or irregularity in the deposit of the Purchased Shares or Other Securities and acknowledges that there shall be no duty or obligation on Great Plains, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. by virtue of the execution of this Letter of Transmittal and Election Form, shall be deemed to have agreed with Great Plains and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal and Election Form as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Great Plains et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais;

13. represents and warrants that the Shareholder is a resident of Canada for income tax purposes unless the Shareholder has checked the box in paragraph 14 below indicating the Shareholder is a non-resident of Canada for income tax purposes; and

14. ☐ **if checked, represents and warrants that the Shareholder is a non-resident of Canada for income tax purposes.**

BOX A

ISSUE CHEQUE(S)/CERTIFICATE(S) IN THE NAME OF: (please print or type)

☐ Registered owner of Purchased Shares

OR:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone - Business)

____
(Social Insurance Number)

BOX B

SEND CHEQUE(S)/CERTIFICATE(S) (UNLESS BOX D IS CHECKED) TO: (please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BOX C

U.S. Residents/Citizens must provide their Taxpayer Identification Number ______________________

BOX D

☐ HOLD CHEQUE(S)/CERTIFICATE(S) FOR PICK-UP

BOX E
ELECTION OF FORM OF CONSIDERATION

The undersigned hereby elects to receive the following consideration for the Purchased Shares deposited herewith, subject to the limits and adjustments set forth in the Offer **by checking the applicable box below**:

☐ $0.67 cash per EnEx Share (the "Cash Consideration") deposited herewith;
OR

☐ 0.6155 of a Great Plains Share (the "Share Consideration") per EnEx Share deposited herewith;
OR

☐ a combination of Cash Consideration and Share Consideration as follows (if this box is checked, please fill in the number of Purchased Shares in the space provided as applicable):

i) ____________ Purchased Shares for Cash Consideration of $0.67 cash per EnEx Share; AND

ii) ____________ Purchased Shares for Share Consideration of 0.6155 of a Great Plains Share per EnEx Share

(Note: The total of (i) and (ii) above must equal the total number of Purchased Shares deposited herewith)

Shareholders who deposit Purchased Shares under the Offer without properly indicating their election will be deemed to have elected the Share Consideration with respect to all the Purchased Shares represented by the enclosed certificate(s). Fractional common shares shall be settled in Great Plains Shares. Shareholders entitled to a cash payment shall receive payment in Canadian dollars.

Signature guaranteed by
(if required under Instruction 4):

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Address (please print or type)

Dated: ____________________________, 2004

____
Signature of Shareholder or Authorized Representative
(See Instruction 3)

____
Name of Shareholder (please print or type)

____
Signature of Authorized Representative, if applicable
(please print or type)

BOX F

☐ CHECK HERE IF PURCHASED SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BOX G
SUBSTITUTE FORM W-9
To be completed by U.S. Holders only
(see Instruction 9)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or ☐ I am waiting for a number to be issued to me:), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

______________________________ ______________________________
(Signature of Shareholder) (Date)

____
(Taxpayer Identification Number)

NOTE: FAILURE TO COMPLETE THIS BOX G OR TO PROVIDE GREAT PLAINS WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE OFFER. See Instruction 9.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN SECTION 1 OF BOX G - SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 28 percent of all reportable payments made to me thereafter will be withheld until I provide a number.

______________________________ ______________________________
Signature Date

C0122

INSTRUCTIONS

1. **Use of Letter of Transmittal and Election Form**

(a) This Letter of Transmittal and Election Form, or a manually signed facsimile copy thereof, be properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at its office specified below before the Expiry Time unless the procedures for guaranteed delivery set out in Instruction 2 below are employed.

(b) The method of delivery of this Letter of Transmittal and Election Form, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. Great Plains recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Great Plains recommends that registered mail with return receipt be used and that proper insurance be obtained. Shareholders whose EnEx Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnEx Shares.

Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive the Share Consideration for all of the Shareholder's Purchased Shares pursuant to the Offer.

The election may have material income tax consequences and, as a result, holders of EnEx Shares are urged to consult their tax advisor as to their election.

Shareholders who do not deposit with the Depository a duly completed Letter of Transmittal and Election Form on or before the Expiry Time and who otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and these instructions in respect of the election to receive the Cash Consideration, the Share Consideration or a combination thereof, will be deemed to have elected to receive the Share Consideration.

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit EnEx Shares pursuant to the Offer and: (i) the certificate(s) representing such EnEx Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such EnEx Shares and all other required documents to the Depositary prior to the Expiry Time, such EnEx Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal and Election Form, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal and Election Form, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal and Election Form, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP).

Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures**

This Letter of Transmittal and Election Form must be completed and signed by the holder of EnEx Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Purchased Shares or if a cheque is to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Purchased Shares, or if Purchased Shares not tendered are to be returned to a person other than such registered owner(s) as shown on the register of Shareholders maintained by EnEx, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal and Election Form or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. Either Great Plains or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of EnEx Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of EnEx Shares to be deposited in the appropriate space on this Letter of Transmittal and Election Form. In such case, new certificate(s) for the number of EnEx Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal and Election Form. The total number of EnEx Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal and Election Form (or a facsimile thereof) waive any right to receive any notice of acceptance of Purchased Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular (including documents incorporated herein by reference), the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery may be obtained from the Depositary at the address listed below.

8. **Commissions**

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Purchased Shares directly with the Depositary.

9. **United States 28% Backup Withholding Tax – Substitute Form W-9**

Each U.S. holder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Box G, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. holder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject a U.S. holder to 28% federal income tax withholding on the payment of the purchase price of all securities purchased from such holder. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for in the TIN in the Substitute FormW-9, and sign and date the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all payments of the purchase price to such holder until the earlier of the date a TIN is provided to the Depositary or such amount has been remitted to the appropriate taxation authority.

10. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that such depositary may contact you.

11. **Fractional Shares**

No fractional Great Plains Shares will be issued. Where a holder of EnEx Shares elects or deems to have elected to receive Great Plains Shares in the aggregate number of Great Plains Shares to be issued to that Shareholder would result in fractions of a Great Plains Share issued, an adjustment will be made to the next highest whole number of Great Plains Shares. In calculating such fractional interests, all Purchased Shares registered in the name of a Shareholder or nominee of such Shareholder shall be aggregated.

Offices of the Depositary

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

By Hand or Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9

or

CIBC Mellon Trust Company
600 The Dome Tower
333-7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Telephone:	(416) 643-5500
Toll Free:	1-800-387-0825
Email:	inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

C0126

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000 440 2 Avenue SW
Calgary AB Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

July 23, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Great Plains Exploration Inc. ("Great Plains")

We refer to the Offer to Purchase and the related Circular of Great Plains dated July 23, 2004 relating to the offer to purchase all of the outstanding common shares of Energy Explorer Inc. (the "Offer").

We consent to the use in the Offer of our report dated July 23, 2004 to the Board of Directors of Great Plains on the following financial statements:

Balance sheets of the Great Plains Exploration Division, a segment of Eurogas Corporation, as at December 31, 2003 and 2002; and,

Statements of operations and cash flows of the Great Plains Exploration Division, a segment of Eurogas Corporation, for the years ended December 31, 2003 and 2002.

We report that we have read the Offer and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audits of such financial statements.

We also consent to the use in the Offer of our compilation report to the Directors of Great Plains, on the following financial statements:

Unaudited pro forma consolidated balance sheet of Great Plains as at March 31, 2004; and,

Unaudited pro forma consolidated statements of operations of Great Plains for the three month period ended March 31, 2004 and the year ended December 31, 2003.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

signed "Ernst & Young LLP"

Chartered Accountants

July 23, 2004

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities - Prince Edward Island
Registrar of Securities - N.W.T.
Toronto Stock Exchange
New York Stock Exchange

Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
Registrar of Securities - Yukon
Registrar of Securities - Nunavut
Canadian Venture Exchange

Dear Sirs:

RE: Great Plains Exploration Inc. Offer for Energy Explorer Inc.

On July 23, 2004, the following items were sent by prepaid mail to the registered shareholders of Energy Explorer Inc.:

1. Offer to Purchase Circular
2. Directors' Circular
3. Letter of Transmittal and Election Form
4. Notice of Guaranteed Delivery
5. Business Reply Envelope

We are filing this disclosure document with you as Agent for the above-named Offer in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Cathy Sargeant
Manager, Client Relations
Corporate Services
(403) 232 – 2412

{00058673-

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000 440 2 Avenue SW
Calgary AB Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

July 23, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Great Plains Exploration Inc. ("Great Plains")

We are the auditors of Great Plains and under date of July 23, 2004 we reported on the following financial statements of the Great Plains Exploration Division, a segment of Eurogas Corporation, (the "Division") included in the Offer to Purchase and the related Circular of Great Plains dated July 23, 2004 relating to the offer to purchase all of the outstanding common shares of Energy Explorer Inc. (the "Offer"):

Balance sheets as at December 31, 2003 and 2002; and

Statements of operations and cash flows for the years ended December 31, 2003 and 2002.

The Offer also includes the following unaudited interim financial statements of the Division:

Balance sheet as at March 31, 2004; and,

Statements of operations and cash flows for the three months ended March 31, 2004 and 2003.

We have not audited any financial statements of the Division as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit of the Division for the year ended December 31, 2003, the purpose and therefore the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2003 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flows of the Division as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the unaudited interim financial statements of the Division as at March 31, 2004 and for the three month periods ended March 31, 2004 and 2003. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for the unaudited interim financial statements of the Division to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

signed "Ernst & Young LLP"

Chartered Accountants

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

TO: **Alberta Securities Commission**
British Columbia Securities Commission
Ontario Securities Commission

Dear Sir:

**Re: Offer to Purchase by Great Plains Exploration Inc.
Of all of the Outstanding Common Shares of
Energy Explorer Inc.
Dated July 23, 2004**

The Offer to Purchase contains references to Gilbert Laustsen Jung Associates Ltd., to its reserves evaluation report, entitled, "Great Plains Exploration Inc., Reserves Assessment and Evaluation of Canadian Oil and Gas Properties, based on Escalating and Constant Price Assumptions, Effective January 1, 2004 and dated March 25, 2004", and to our having evaluated the Corporation's interests in Canadian oil and gas reserves.

We hereby consent to the use of our name, reference to, summaries of and excerpts from the said Reports in the Offer to Purchase.

We certify that we have read the Offer to Purchase and have no reason to believe that there are any misrepresentations in the information contained in it that is derived from our Report or that is within our knowledge as a result of our providing the Report.

Yours very truly,

**GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.**

ORIGINALLY SIGNED BY

Wayne W. Chow, P. Eng.
Vice-President

Dated July 23, 2004
Calgary, Alberta

CANADA

PART III – CONSENT TO SERVICE OF PROCESS

FORM F-X

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): **GREAT PLAINS EXPLORATION INC.**

B. This is

[✓] an original filing for the Filer

[ ] an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	**GREAT PLAINS EXPLORATION INC.**
Form type:	**FORM CB**
File Number:	
Filed by:	**GREAT PLAINS EXPLORATION INC.**
Dated Filed:	**JULY 23, 2004**

D. The Filer is incorporated or organized under the laws of the **Canada** and has its principal place of business at:

440, 333 5th Avenue S.W.
Calgary, Alberta
T2P 3B6

Its phone number at that location is **403 264-4985**.

E. The Filer designates and appoints **Kenneth G. Sam** ("Agent"). Located at:

c/o Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 90101
206-903-8804

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on **Form CB** on **July 23, 2004** or any purchase or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 20-F, or SB-2 or Schedule 13K-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8 or Form F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8 or Form F-80;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I (e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, this 23rd day of July, 2004.

GREAT PLAINS EXPLORATION INC.

By [signature]

Its Vice President Finance and CFO

This statement has been signed by the following persons and on the dates indicated.

Kenneth G. Sam, Esq.

Signature

Title: ATTORNEY

Date: **July 23, 2004**

PART IV – SIGNATURES

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT PLAINS EXPLORATION INC.

[signature]
(Signature)

Thomas K. Rouse, VP Finance and CFO
(Name and Title)

July 23, 2004
(Date)